Edcon

RECEIVED

2007 MAR 21 A 10:31

OFFICE OF INTERNATIONAL CORPORATE FINANCE

07021967

19 March 2007

BY COURIER

Mr Paul Dudek
Office of International Corporate Finance
Securities Exchange Commission
Room 3010 (stop 0302)
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Dear Sirs

Edcon

SEC SUBMISSIONS : ~~EDGARS~~ CONSOLIDATED STORES LIMITED ("EDCON")
REFERENCE NUMBER : 82-34767

I enclose copies of the following documents for filing :

1. SENS announcement dated 16 March 2007 – Important Dates and Times In Respect of The Ordinary Scheme of Arrangement;
2. SENS announcement dated 16 March 2007 – Order of Court;
3. SENS announcement dated 16 March 2007 – Notice of Ordinary Scheme Meeting;
4. SENS announcement dated 16 March 2007 – Important dates and Times In Respect of The Preference Scheme of Arrangement;
5. SENS announcement dated 16 March 2007 – Notice Order of Court;
6. SENS announcement dated 16 March 2007 – Notice of Preference Scheme Meeting
7. Circular to the ordinary shareholders; and
8. Circular to the preference shareholders.

PROCESSED
MAR 2 3 2007
THOMSON
FINANCIAL

Yours faithfully
EDGARS CONSOLIDATED STORES LIMITED

Thandeka Sibanda
ASSISTANT COMPANY SECRETARY

3/21

ECO
ECO

NSX / ECO - Edcon - Important Dates And Times In Respect Of The Ordinary Scheme Of Arrangement

Edgars Consolidated Stores Limited
(Incorporated in the Republic of South Africa)
(Registration number 1946/022751/06)
Share codes:
JSE: ECO
NSX: ECN
ISIN: ZAE000068649
("Edcon")

IMPORTANT DATES AND TIMES IN RESPECT OF THE ORDINARY SCHEME OF ARRANGEMENT

1. INTRODUCTION

Shareholders are referred to the announcement dated 8 February 2007, in which shareholders were advised that after conducting a comprehensive auction process, the board of directors of Edcon has decided to recommend an offer ("the offer") submitted by Bain Capital, acting through Elephant Acquisition (BC) (Proprietary) Limited (formerly known as Main Street 522 (Proprietary) Limited) ("Newco"), to acquire the entire issued ordinary share capital of Edcon (excluding any treasury shares and, to the extent necessary, the "A" ordinary shares) and the entire issued preference share capital of Edcon.
The offer is to be implemented by way of two schemes of arrangement in terms of section 311 of the Companies Act 61 of 1973, as amended, to be proposed by Newco between Edcon and all of its shareholders of the relevant class, excluding, in the case of the Edcon ordinary shares, any treasury shares and the "A" ordinary shares ("the ordinary scheme" and "the preference scheme", respectively, and collectively, "the schemes"). The implementation of the ordinary scheme is not conditional on the implementation of the preference scheme, and vice versa.
Newco reserves the right to implement the offer by way of an alternative mechanism to either or both of the schemes, namely a general offer to acquire Edcon`s ordinary shares and/or Edcon`s preference shares.
The purpose of this announcement is to inform Edcon ordinary shareholders of the important dates and times in respect of the ordinary scheme. A separate announcement relating to the preference scheme has been released on SENS and published in the press. Should a general offer be made in respect of the issued ordinary share capital of Edcon, all dates and times pertinent thereto will be released on SENS and published in the press.

2. ORDINARY SCHEME MEETING

Edcon ordinary shareholders are advised that in terms of an Order of Court dated Tuesday, 13 March 2007, the High Court of South Africa has granted Edcon leave to convene a meeting to consider the ordinary scheme ("ordinary scheme meeting"), to be held at 09:00 on Monday, 16 April 2007 at Edgardale, 1 Press Avenue, Crown Mines, Johannesburg, 2092.

3. IMPORTANT DATES AND TIMES

	2007
Notice of ordinary scheme meeting and Order of Court released on SENS	Friday, 16 March
Notice of ordinary scheme meeting and Order of Court published in the press by no later than	Sunday, 18 March
Notice of ordinary scheme meeting published in the Government Gazette	Friday, 23 March
Last day to trade ordinary shares on the JSE and NSX in order to be recorded in the register on the voting record date of the ordinary scheme meeting (see note 2 below)	Tuesday, 3 April
Voting record date for the ordinary scheme meeting on which ordinary shareholders must be recorded in the register to be eligible to vote at the ordinary scheme meeting	Thursday, 12 April
Last day to lodge form of proxy for the ordinary scheme meeting (by 09:00) (see notes 3 and 4 below)	Friday, 13 April

A division of ABSA bank Limited
Reg no 1986/004794/06
Date: 16/03/2007 08:00:05 Produced by the JSE SENS Department.

NSX / ECO - Edcon - Order Of Court RECEIVED 16 Mar 2007

ECO
ECO
NSX / ECO - Edcon - Order Of Court
Edgars Consolidated Stores Limited
("Edcon")
(Registration number 1946/022751/06)
(Incorporated in the Republic of South Africa)
ISIN: ZAE000068649
Share Codes:
JSE: ECO
NSX: ECN
ORDER OF COURT
IN THE HIGH COURT OF SOUTH AFRICA
(WITWATERSRAND LOCAL DIVISION) Case number: 4995/07
JOHANNESBURG, TUESDAY, 13 MARCH 2007
Before the Honourable Judge van Oosten
In the ex parte application of:
EDGARS CONSOLIDATED STORES LIMITED Applicant
(Incorporated in the Republic of South Africa)
(Registration number 1946/022751/06)
Upon the motion of Counsel for the Applicant and upon reading the notice of motion and other documents filed of record:
IT IS ORDERED THAT:
1. A meeting ("the ordinary scheme meeting") in terms of section 311(1) of the Companies Act, 1973 ("the Companies Act") of the ordinary shareholders of the Applicant, other than United Retail Limited and the Edcon Staff Empowerment Trust, registered as such at 17:00 on Thursday, 12 April 2007, or if the ordinary scheme meeting is adjourned, at 17:00 on the business day (i.e. any day other than a Saturday, Sunday or official public holiday in South Africa) that is 2 (two) business days before the date of such adjourned meeting ("the ordinary scheme members"), be convened under the chairmanship of the chairperson referred to in paragraph 2 of this Order of Court ("Order"), to be held at 09:00 on Monday, 16 April 2007 (or any adjourned date as determined by the chairperson) ("adjourned meeting"), at Edgardale, 1 Press Avenue, Crown Mines, Johannesburg, 2092 for the purpose of considering and, if deemed fit, approving with or without modification, the ordinary scheme proposed by Elephant Acquisition (BC) (Proprietary) Limited between the Applicant and the ordinary shareholders of the Applicant, other than United Retail Limited and the Edcon Staff Empowerment Trust, registered as such on the record date for the ordinary scheme ("ordinary scheme participants"), substantially in the form of the ordinary scheme attached to the application in respect of which this Order is given ("the ordinary scheme") provided that the ordinary scheme meeting shall not be entitled to agree to any modification of the ordinary scheme which will have the effect of diminishing the rights to accrue in terms thereof to ordinary scheme participants;
2. Mervyn Taback or, failing him, Lourens van Staden or, failing both of them, any other independent person nominated for that purpose by Werksmans Incorporated and approved by this Court, be and is hereby appointed as chairperson of the ordinary scheme meeting ("chairperson");
3. The chairperson is authorised to:
3.1 procure the publication of the notice of ordinary scheme meeting;
3.2 procure dispatch of the relevant document in connection with the ordinary scheme;
3.3 convene the ordinary scheme meeting;
3.4 adjourn the ordinary scheme meeting from time to time if the chairperson considers it necessary or desirable to do so;
3.5 appoint one or more scrutineers for the purpose of the ordinary scheme meeting or any adjournment thereof;
3.6 determine:
3.6.1 the validity and acceptability of forms of proxy submitted for use at the ordinary scheme meeting and/or any adjournment thereof; and

3.6.2 the procedure to be followed at the ordinary scheme meeting and/or any adjournment thereof;

3.7 accept the forms of proxy handed to the chairperson by not later than 10 (ten) minutes before the ordinary scheme meeting is due to commence or recommence after any adjournment;

4. The Applicant shall cause a notice convening the ordinary scheme meeting (substantially in the form attached to the papers before the Court) to be published once in each of the Government Gazette, Business Day, Sunday Times, Die Beeld and Rapport in South Africa, at least 14 (fourteen) calendar days before the date of the ordinary scheme meeting. The said notice shall state:

4.1 the time, date and venue of the ordinary scheme meeting;

4.2 that the ordinary scheme meeting has been convened in terms of this Order to consider and, if deemed fit, approve, with or without modification, the ordinary scheme;

4.3 that a copy of this Order, the ordinary scheme and the statement in terms of section 312(1) of the Companies Act may be inspected free of charge during normal business hours at any time prior to the ordinary scheme meeting at the registered office of the Applicant at Edgardale, 1 Press Avenue, Crown Mines, Johannesburg, 2092;

4.4 that a copy of this Order, the ordinary scheme and the statement in terms of section 312(1) of the Companies Act may be obtained free of charge on request during normal business hours at any time prior to the ordinary scheme meeting at the address given in paragraph 4.3 above; and

4.5 the basic characteristics of the ordinary scheme;

5. Copies of:

5.1 the ordinary scheme and the statement in terms of section 312(1) of the Companies Act, substantially in the form of the ordinary scheme and the statement attached to the papers before the Court;

5.2 the notice convening the ordinary scheme meeting, substantially, in the form of the notice attached to the papers before the Court, stating the time, date and place of the ordinary scheme meeting;

5.3 the form of proxy to be used at the ordinary scheme meeting, substantially in the form of the form of proxy attached to the papers before the Court; and

5.4 this Order,

shall be sent by the Applicant by pre-paid registered post at least 14 (fourteen) calendar days before the date of the ordinary scheme meeting to:

5.4.1 each ordinary shareholder of the Applicant whose name appears:

5.4.1.1 on the Applicant`s register and whose name and address is identified by the transfer secretaries of the Applicant (the "Transfer Secretaries"); and

5.4.1.2 on each of the Applicant`s sub-registers (as administered by a Central Securities Depository Participant ("CSDP")), and whose name and address on such sub-register is identified to the Transfer Secretaries by STRATE Limited ("STRATE") after enquiry by the Transfer Secretaries via STRATE (in terms of the statutory rules and regulations governing dematerialised shares),

to that ordinary shareholder`s address appearing in the register and relevant sub-register (as the case may be); and

5.4.2 each person whose name and address is identified to the Transfer Secretaries by STRATE (after enquiry by STRATE (in terms of the statutory rules and regulations governing dematerialised shares) of the relevant CSDPs and broking members (equities) of the JSE whose nominee companies hold dematerialised shares on behalf of a beneficial owner) as being a person who is beneficially entitled to ordinary shares in the Applicant and to whom such relevant CSDPs and JSE broking members are obliged by statute, regulation, agreement or otherwise to procure such posting, to that person`s address so identified to the Transfer Secretaries by STRATE;

6. The identification of each such ordinary shareholder and person beneficially entitled to the Applicant`s ordinary shares and their respective addresses referred to in paragraph 5.4 shall take place as at 17:00 on the day not more than 5 (five) business days before the date of posting;

7. A copy of the documents referred to in paragraph 5 above shall lie for inspection at the registered office of the Applicant at Edgardale, 1 Press Avenue, Crown Mines, Johannesburg, 2092 during normal business hours for at least 14 (fourteen) calendar days prior to the date of the ordinary scheme meeting;

8. The chairperson shall report the results of the ordinary scheme meeting to the Court on Tuesday, 24 April 2007 at 10:00 or so soon thereafter as Counsel may be heard;

9. The report required by the Court from the chairperson shall give details of:

9.1 the number of the ordinary scheme members present in person (including those represented) at the ordinary scheme meeting and any adjournment thereof and the number of ordinary shares held by them;

9.2 the number of the ordinary scheme members represented by proxy at the ordinary scheme meeting and any adjournment thereof and the number of ordinary shares held by them, together with information as to the number represented by the chairperson in terms of proxies;

9.3 the number of ordinary scheme shares held by all ordinary scheme members;

9.4 any proxies which have been disallowed;

9.5 all resolutions passed at the meeting and any adjournment thereof with particulars of the number of votes cast in favour of and against each such resolution and of any abstentions, indicating how many votes were cast by the chairperson in terms of proxies;

9.6 all rulings made and directions given by the chairperson at the ordinary scheme meeting and any adjournment thereof;

9.7 the relevant portions of documents and reports submitted or tabled at the ordinary scheme meeting and any adjournment thereof which bear on the merits or demerits of the ordinary scheme, including copies thereof; and

9.8 the main points of any other proposals which were submitted to the ordinary scheme meeting and any adjournment thereof;

10. The Applicant shall arrange to make available at the place mentioned in paragraph 4.3 (and the notice of the ordinary scheme meeting and any adjournment thereof which is published and/or sent to the ordinary shareholders of the Applicant shall include a statement that it will be so available) a copy of the chairperson`s report to the Court, free of charge, to any ordinary scheme members on request during normal business hours, for at least 7 (seven) calendar days before the date, or any extension of such date, fixed by the Court for the chairperson to report back to it, which is expected to be Tuesday, 24 April 2007;

11. Each ordinary scheme member who holds certificated ordinary shares in the Applicant or dematerialised ordinary shares in the Applicant through a CSDP or broker with "own-name" registration and who wishes to vote by proxy at the ordinary scheme meeting, should complete and sign the form of proxy (referred to in 5.3 above) in accordance with the instructions contained therein and post such form of proxy to, or lodge it with, the Transfer Secretaries, Link Market Services South Africa (Proprietary) Limited, 11 Diagonal Street, Johannesburg, 2001 (PO Box 4844, Johannesburg, 2000), so as to be received by not later than 09:00 on Friday, 13 April 2007. Alternatively, the form of proxy may be handed to the chairperson of the ordinary scheme meeting by not later than 10 (ten) minutes before the time for which the ordinary scheme meeting or any adjournment thereof has been convened; and

12. Each ordinary scheme member who holds dematerialised shares in the Applicant through a CSDP or broker and who does not have "own-name" registration who wishes to attend and vote at the ordinary scheme meeting in person or by proxy should: (a) timeously inform his CSDP or broker of his intention to attend and vote in person at the ordinary scheme meeting or be represented by proxy thereat in order for the CSDP or broker to issue him with the necessary authorisation to do so; or (b) timeously provide his CSDP or broker with his voting instruction in terms of their custody agreement should he not wish to attend the ordinary scheme meeting in person, in order for the CSDP or broker to vote in accordance with his instructions at the ordinary scheme meeting.

BY ORDER OF THE COURT

REGISTRAR
WERKSMANS INCORPORATED
Applicant`s Attorneys
155, 5th Street
Sandown
Sandton, 2196
OR
Suite 1714 - 17th Floor, Marble Towers
208 - 212 Jeppe Street
Johannesburg, 2001
Private Bag 10015
Sandton, 2146
TEL: (011) 535-8000
FAX: (011) 535-8600
REF: Mr K Trudgeon/Mr S Teichner
Date: 16/03/2007 08:04:00 Produced by the JSE SENS Department.

NSX / ECO - Edcon - Notice of Ordinary Scheme Meet 16 Mar 2007

ECO
ECO
NSX / ECO - Edcon - Notice of Ordinary Scheme Meeting
Edgars Consolidated Stores Limited
(Incorporated in the Republic of South Africa)
(Registration number 1946/022751/06)
Share codes:
JSE: ECO
NSX: ECN
ISIN: ZAE000068649
("Edcon" or the "Company")
IN THE HIGH COURT OF SOUTH AFRICA
(WITWATERSRAND LOCAL DIVISION) Case number: 4995/07
JOHANNESBURG
Before the Honourable Judge van Oosten
In the ex parte application of:
EDGARS CONSOLIDATED STORES LIMITED Applicant
(Incorporated in the Republic of South Africa)
(Registration number 1946/022751/06)

NOTICE IS HEREBY GIVEN that, in terms of an Order of Court dated Tuesday, 13 March 2007, the High Court of South Africa (Witwatersrand Local Division) ("the Court") has ordered, in accordance with the provisions of section 311 of the Companies Act, 1973 (Act 61 of 1973), as amended ("Companies Act"), that a meeting ("ordinary scheme meeting") of the ordinary shareholders of the Applicant, other than United Retail Limited and the Edcon Staff Empowerment Trust, registered as such at 17:00 on Thursday, 12 April 2007 or, if this ordinary scheme meeting is adjourned, at 17:00 on the business day (i.e. any day other than a Saturday, Sunday or official public holiday in South Africa) that is 2 (two) business days before the date of such adjourned meeting ("ordinary scheme members"), be held under the chairmanship of Mervyn Taback, or failing him, Lourens van Staden or, failing both of them, any other independent person nominated for that purpose by Werksmans Incorporated and approved by the Court ("chairperson"), at 09:00, on Monday, 16 April 2007 (or any adjourned date as determined by the chairperson) at Edgardale, 1 Press Avenue, Crown Mines, Johannesburg, 2092 for the purpose of considering and, if deemed fit, of approving, with or without modification, the scheme of arrangement ("ordinary scheme") proposed by Elephant Acquisition (BC) (Proprietary) Limited ("Newco") between the Applicant and the ordinary shareholders of the Applicant, other than United Retail Limited and the Edcon Staff Empowerment Trust, registered as such on the record date for the ordinary scheme ("ordinary scheme participants"); provided that the ordinary scheme meeting shall not be entitled to agree to any modifications of the ordinary scheme which will have the effect of diminishing the rights that are to accrue in terms thereof to ordinary scheme participants.

The implementation of the ordinary scheme is subject to the fulfilment of the conditions precedent stated therein including, but not limited to, the sanction of the Court.

The basic characteristic of the ordinary scheme is that, upon implementation, Newco will acquire all the issued ordinary shares of the Applicant, other than the issued ordinary shares held by United Retail Limited and the "A" ordinary shares held by the Edcon Staff Empowerment Trust, and will thereby acquire control and ownership of the underlying assets and business of the Applicant.

In terms of the ordinary scheme, the ordinary scheme participants will receive R46,00 ("ordinary scheme consideration") for each ordinary share in the Applicant ("ordinary scheme share") held by such ordinary scheme participants on the record date to receive the consideration in terms of the ordinary scheme, which date is expected to be Friday, 4 May 2007.

Copies of this notice, the ordinary scheme, the explanatory statement in terms of section 312(1)(a)(i) of the Companies Act, the form of proxy to be used at the ordinary scheme meeting, the Order of Court authorising the convening of the ordinary scheme meeting and a form of acceptance, surrender and transfer

shall be sent by the Applicant by pre-paid registered post at least 14 (fourteen) calendar days before the date of the ordinary scheme meeting to (a) each ordinary shareholder whose name appears on the Applicant`s register and sub-registers, to that ordinary shareholder`s address appearing in the register and relevant sub-register (as the case may be); and (b) each person who is beneficially entitled to ordinary shares in the Applicant, to that person`s address identified by the Applicant`s transfer secretaries. The identification of each such ordinary shareholder and person beneficially entitled to the Applicant`s ordinary shares and their respective addresses shall be performed by the Applicant`s transfer secretaries and shall take place as at 17:00 on the day not more than 5 (five) business days before the date of posting. In addition, copies may on request by the ordinary shareholders of the Applicant during normal business hours be inspected or obtained free of charge, at any time prior to the ordinary scheme meeting or any adjournment thereof, at the registered office of the Applicant, at Edgardale, 1 Press Avenue, Crown Mines, Johannesburg, 2092.

Each ordinary scheme member who holds certificated ordinary shares in the Applicant ("certificated ordinary scheme member") or who holds dematerialised ordinary shares in the Applicant through a Central Securities Depository Participant ("CSDP") or broker with "own-name" registration ("dematerialised own name ordinary scheme member") may attend, speak and vote in person at the ordinary scheme meeting or any adjournment thereof, or may appoint any other person or persons (who need not be shareholders of the Applicant) as a proxy or proxies to attend, speak and vote, or abstain from voting at the ordinary scheme meeting or any adjournment thereof in the place of such certificated ordinary scheme member or dematerialised own name ordinary scheme member.

Each form of proxy should be completed and signed in accordance with the instructions contained therein and lodged with or posted to the Applicant`s transfer secretaries, Link Market Services South Africa (Proprietary) Limited, 11 Diagonal Street, Johannesburg, 2001 (PO Box 4844, Johannesburg, 2000), so as to be received by not later than 09:00 on Friday, 13 April 2007 or on the business day immediately preceding any adjourned ordinary scheme meeting, or handed to the chairperson no later than 10 (ten) minutes before the time for which the ordinary scheme meeting has been convened.

Each ordinary scheme member who holds dematerialised ordinary shares in the Applicant through a CSDP or broker, who wishes to attend, speak and vote at the ordinary scheme meeting or adjourned ordinary scheme meeting, in person or by proxy should: (a) timeously inform his CSDP or broker of his intention to attend and vote in person at the ordinary scheme meeting or adjourned ordinary scheme meeting or be represented by proxy thereat in order for the CSDP or broker to issue him with the necessary authorisation to do so; or (b) timeously provide his CSDP or broker with his voting instruction in terms of their custody agreement should he not wish to attend the ordinary scheme meeting in person, in order for the CSDP or broker to vote in accordance with his instructions at the ordinary scheme meeting.

Where there are joint holders of the Applicant`s ordinary shares, any one of such persons may vote at the ordinary scheme meeting in respect of those ordinary shares as if such joint holder was solely entitled thereto, but if more than one of the joint holders is present or represented at the ordinary scheme meeting, then the joint holder whose name appears first in the Applicant`s register of members in respect of such ordinary shares (or his proxy) will be entitled to vote in respect of those shares at the ordinary scheme meeting. If more than one proxy is appointed on a single proxy, then only one of these proxies (in order of appointment) will be entitled to exercise that proxy.

In terms of the Order of Court, the chairperson must report the result thereof to the Court on Tuesday, 24 April 2007 at 10:00 or so soon thereafter as Counsel may be heard. A copy of the chairperson`s report to the Court will be available, free of charge, to any ordinary scheme member on request, at the registered office of the Applicant during normal business hours for at least 7 (seven) calendar days prior to Tuesday, 24 April 2007 or any extension of such date.

Mervyn Taback

Chairperson of the ordinary scheme meeting
WERKSMANS INCORPORATED
Applicant`s Attorneys
155, 5th Street
Sandown
Sandton, 2196
Date: 16/03/2007 08:02:01 Produced by the JSE SENS Department.

NSX / ECOP - Edcon - Important Dates And Times In **16 Mar 2007**

ECO ECOP
ECO
NSX / ECOP - Edcon - Important Dates And Times In Respect Of The Preference Scheme Of Arrangement
Edgars Consolidated Stores Limited
(Incorporated in the Republic of South Africa)
(Registration number 1946/022751/06)
Share code
JSE: ECOP
ISIN: ZAE000018396
("Edcon")
IMPORTANT DATES AND TIMES IN RESPECT OF THE PREFERENCE SCHEME OF ARRANGEMENT
1. INTRODUCTION
Shareholders are referred to the announcement dated 8 February 2007, in which shareholders were advised that after conducting a comprehensive auction process, the board of directors of Edcon has decided to recommend an offer ("the offer") submitted by Bain Capital, acting through Elephant Acquisition (BC) (Proprietary) Limited (formerly known as Main Street 522 (Proprietary) Limited) ("Newco"), to acquire the entire issued ordinary share capital of Edcon (excluding any treasury shares and, to the extent necessary, the "A" ordinary shares) and the entire issued preference share capital of Edcon.
The offer is to be implemented by way of two schemes of arrangement in terms of section 311 of the Companies Act 61 of 1973, as amended, to be proposed by Newco between Edcon and all of its shareholders of the relevant class, excluding, in the case of the Edcon ordinary shares, any treasury shares and the "A" ordinary shares ("the ordinary scheme" and "the preference scheme", respectively, and collectively, "the schemes"). The implementation of the ordinary scheme is not conditional on the implementation of the preference scheme, and vice versa.
Newco reserves the right to implement the offer by way of an alternative mechanism to either or both of the schemes, namely a general offer to acquire Edcon`s ordinary shares and/or Edcon`s preference shares.
The purpose of this announcement is to inform Edcon preference shareholders of the important dates and times in respect of the preference scheme. A separate announcement relating to the ordinary scheme has been released on SENS and published in the press. Should a general offer be made in respect of the issued preference share capital of Edcon, all dates and times pertinent thereto will be released on SENS and published in the press.
2. PREFERENCE SCHEME MEETING
Edcon preference shareholders are advised that in terms of an Order of Court dated Tuesday, 13 March 2007, the High Court of South Africa has granted Edcon leave to convene a meeting to consider the preference scheme ("preference scheme meeting"), to be held at 10:00 (or so soon thereafter as the scheme meeting of Edcon`s ordinary shareholders ("ordinary scheme meeting") convened to be held at 09:00 on the same date has been concluded) on Monday, 16 April 2007 at Edgardale, 1 Press Avenue, Crown Mines, Johannesburg, 2092.
3. IMPORTANT DATES AND TIMES

	2007
Notice of preference scheme meeting and Order of Court released on SENS	Friday, 16 March
Notice of preference scheme meeting and Order of Court published in the press by no later than	Sunday, 18 March
Notice of preference scheme meeting published in the Government Gazette	Friday, 23 March
Last day to trade preference shares on the JSE in order to be recorded in the register on the voting record date of the preference scheme meeting (see note 2 below)	Tuesday, 3 April
Voting record date for the preference scheme meeting on which preference shareholders must be recorded in the register to be eligible to vote at the preference scheme meeting	Thursday, 12 April

Last day to lodge form of proxy for the preference scheme meeting (by 10:00) (see notes 3 and 4 below)	Friday, 13 April
Preference scheme meeting held (at 10:00 or so soon thereafter as the ordinary scheme meeting has been concluded)	Monday, 16 April
Results of preference scheme meeting to be released on SENS	Monday, 16 April
Results of preference scheme meeting to be published in the press	Tuesday, 17 April
The report of the chairperson to be available for inspection	Tuesday, 17 April

The dates below are subject to the fulfilment of the conditions precedent to the preference scheme. To the extent that the conditions precedent are not fulfilled by Tuesday, 17 April 2007, the dates set out below will be delayed accordingly and any such changes will be released on SENS and published in the press.

Court hearing to sanction the preference scheme (at 10:00 or so soon thereafter as Counsel may be heard)	Tuesday, 24 April
Outcome of Court hearing to be released on SENS	Tuesday, 24 April
Outcome of Court hearing to be published in the press	Wednesday, 25 April
Order of Court sanctioning the preference scheme Registered by the Registrar of Companies (if the preference scheme is sanctioned and all conditions have been fulfilled) before 11:00	Wednesday, 25 April
Confirmation of registration of Order of Court released on SENS before 12:00	Wednesday, 25 April
Finalisation date announcement once all conditions precedent have been fulfilled to be released on SENS before 12:00	Wednesday, 25 April
Last day to trade preference shares on the JSE in order to be recorded in the register on the record date of the preference scheme	Wednesday, 25 April
Suspension of Edcon`s listing on the JSE from the commencement of business	Thursday, 26 April
Finalisation date announcement once all conditions precedent have been fulfilled to be published in the press	Thursday, 26 April
Consideration record date of the preference scheme on which preference shareholders must be recorded in the register in order to be eligible to receive the preference scheme consideration	Friday, 4 May
Operative date of the preference scheme, from the commencement of business	Monday, 7 May
Termination of Edcon`s listing on the JSE from the commencement of business	Friday, 18 May

The preference scheme consideration will be posted on the operative date to certificated preference scheme participants if the form of acceptance, surrender and transfer and the document(s) of title are received by the transfer secretaries on or prior to 12:00 on the consideration record date of the preference scheme or, failing such receipt, within five business days of receipt of the form of acceptance, surrender and transfer and the relevant document(s) of title by the transfer secretaries.

Dematerialised preference scheme participants will have their accounts held at their CSDP or broker credited with the preference scheme consideration.

In the event of the conditions to the preference scheme not being fulfilled by Friday, 17 August 2007, or such later date as Edcon and Newco might agree to, the preference scheme will fail to become operative and will be of no force and effect.

Notes:

1. The abovementioned times are South African times and are subject to change. Any change to the above dates and times will be agreed upon by Edcon and Newco and advised to Edcon preference shareholders by notification on SENS and in the press.
2. Edcon preference shareholders should note that, as Edcon preference

shares are settled in the STRATE environment, settlement for trade takes place five business days after the trade date. Therefore shareholders who acquire Edcon preference shares after Tuesday, 3 April 2007, will not be eligible to vote at the preference scheme meeting, although they will be entitled to participate in the preference scheme provided they are recorded in the register on the consideration record date.

3. If the preference scheme meeting is adjourned or postponed, forms of proxy for the preference scheme meeting must be received by the transfer secretaries by no later than the business day prior to the adjourned or postponed meeting.

4. If the forms of proxy are not received by the transfer secretaries by the time and date shown above, they may be handed to the chairperson of the preference scheme meeting by not later than ten minutes before the commencement of the preference scheme meeting.

5. If you wish to dematerialise your preference shares, please contact your CSDP or broker. It must be noted that, in the event that the preference scheme is sanctioned by the Court, you will only be able to dematerialise your preference shares prior to 12:00 on Wednesday, 25 April 2007. Only dematerialised preference shares may be traded on the JSE.

4. PREFERENCE CIRCULAR

A circular providing further information in respect of the preference scheme, and containing, inter alia, a notice of preference scheme meeting, an explanatory statement, the preference scheme of arrangement, an Order of Court, a form of proxy and a form of acceptance, surrender and transfer, will be posted to Edcon preference shareholders today. A copy of the preference circular is available at Edcon`s website at http://www.edcon.co.za.

Johannesburg
16 March 2007

Enquiries
Edcon:
Investor Relations: Tessa Christelis
Tel: +27 11 495 6545
Cell: +27 82 601 3061

Financial adviser to Edcon
Caliburn
Legal adviser to Edcon
Werksmans Attorneys
Transactional sponsor
and equity markets adviser to Edcon
Merrill Lynch
Global Markets & Investment Banking Group
Merrill Lynch South Africa (Pty) Ltd
Registration Number 1995/001805/07
Registered Sponsor and Member of the
JSE Limited
Independent adviser
to the Edcon Board
PricewaterhouseCoopers
Corporate Finance (Pty) Ltd
(Registration number 1970/003711/07)
Financial advisers to Newco
Citigroup Corporate and investment banking
Credit Suisse
Standard Bank
South African legal adviser to Newco
Webber Wentzel Bowens
International legal adviser
to Newco
Kirkland & Ellis LLP
and affiliated partnerships
Private equity sponsor
and transaction arranger for Newco
Bain Capital

Debt arrangers and providers to Newco
Barclays
ABSA Capital
A division of ABSA bank Limited
Reg no 1986/004794/06
Date: 16/03/2007 08:01:01 Produced by the JSE SENS Department.

ECO - Edcon - Order of Court 16 Mar 2007

ECO
ECO
ECO - Edcon - Order of Court
Edgars Consolidated Stores Limited
(Incorporated in the Republic of South Africa)
(Registration number 1946/022751/06)
Share codes:
JSE: ECO
NSX: ECN
ISIN: ZAE000068649
("Edcon" or the "Company")
IN THE HIGH COURT OF SOUTH AFRICA
(WITWATERSRAND LOCAL DIVISION) Case number: 4994/07
JOHANNESBURG, TUESDAY, 13 MARCH 2007
Before the Honourable Judge van Oosten
In the ex parte application of:
EDGARS CONSOLIDATED STORES LIMITED Applicant
(Incorporated in the Republic of South Africa)
(Registration number 1946/022751/06)
Upon the motion of Counsel for the Applicant and upon reading the notice of motion and other documents filed of record:
IT IS ORDERED THAT:
1. A meeting ("the preference scheme meeting") in terms of section 311(1) of the Companies Act, 1973 ("the Companies Act") of the preference shareholders of the Applicant registered as such at 17:00 on Thursday, 12 April 2007, or if the preference scheme meeting is adjourned at 17:00 on the business day (i.e. any
day other than Saturday, Sunday or official public holiday in South Africa) that is 2 (two) business days before the date of such adjourned meeting ("the preference scheme members"), be convened under the chairmanship of the chairperson referred to in paragraph 2 of this Order of Court ("Order"), to be held at 10:00 (or so soon thereafter as the scheme meeting of the Applicant`s ordinary shareholders convened to be held at 09:00 on the same date has been concluded) on Monday, 16 April 2007 (or any adjourned date as determined by the chairperson) ("adjourned meeting"), at Edgardale, 1 Press Avenue, Crown Mines, Johannesburg, 2092 for the purpose of considering and, if deemed fit, approving with or without modification, the preference scheme proposed by Elephant Acquisition (BC) (Proprietary) Limited between the Applicant and the preference shareholders of the Applicant, registered as such on the record date for the preference scheme ("preference scheme participants"), substantially in the form of the preference scheme attached to the application in respect of which this Order is given ("the preference scheme") provided that the preference scheme meeting shall not be entitled to agree to any modification of the preference scheme which will have the effect of diminishing the rights to accrue in terms thereof to preference scheme participants;
2. Mervyn Taback or, failing him, Lourens van Staden or, failing both of them, any other independent person nominated for that purpose by Werksmans Incorporated and approved by this Court, be and is hereby appointed as chairperson of the preference scheme meeting ("chairperson");
3. The chairperson is authorised to:
3.1 procure the publication of the notice of preference scheme meeting;
3.2 procure dispatch of the relevant document in connection with the preference scheme;
3.3 convene the preference scheme meeting;
3.4 adjourn the preference scheme meeting from time to time if the chairperson considers it necessary or desirable to do so;
3.5 appoint one or more scrutineers for the purpose of the preference scheme meeting or any adjournment thereof;
3.6 determine:
3.6.1 the validity and acceptability of forms of proxy submitted for use at the preference scheme meeting and/or any adjournment thereof; and

3.6.2 the procedure to be followed at the preference scheme meeting and/or any adjournment thereof;
3.7 accept the forms of proxy handed to him by not later than 10 (ten) minutes before the preference scheme meeting is due to commence or recommence after any adjournment;
4. The Applicant shall cause a notice convening the preference scheme meeting (substantially in the form attached to the papers before the Court) to be published once in each of the Government Gazette, Business Day, Sunday Times, Die Beeld and Rapport in South Africa, at least 14 (fourteen) calendar days before the date of the preference scheme meeting. The said notice shall state:
4.1 the time, date and venue of the preference scheme meeting;
4.2 that the preference scheme meeting has been convened in terms of this Order to consider and, if deemed fit, approve, with or without modification, the preference scheme;
4.3 that a copy of this Order, the preference scheme and the statement in terms of section 312(1) of the Companies Act may be inspected free of charge during normal business hours at any time prior to the preference scheme meeting at the registered office of the Applicant at Edgardale, 1 Press Avenue, Crown Mines, Johannesburg, 2092;
4.4 that a copy of this Order, the preference scheme and the statement in terms of section 312(1) of the Companies Act may be obtained free of charge on request during normal business hours at any time prior to the preference scheme meeting at the address given in paragraph 4.3 above; and
4.5 the basic characteristics of the preference scheme;
5. Copies of:
5.1 the preference scheme and the statement in terms of section 312(1) of the Companies Act, substantially in the form of the preference scheme and the statement attached to the papers before the Court;
5.2 the notice convening the preference scheme meeting, substantially, in the form of the notice attached to the papers before the Court, stating the time, date and place of the preference scheme meeting;
5.3 the form of proxy to be used at the preference scheme meeting, substantially in the form of the form of proxy attached to the papers before the Court; and
5.4 this Order,
shall be sent by the Applicant by pre-paid registered post at least 14 (fourteen) calendar days before the date of the preference scheme meeting to:
5.4.1 each preference shareholder of the Applicant whose name appears:
5.4.1.1 on the Applicant`s register and whose name and address is identified by the transfer secretaries of the Applicant (the "Transfer Secretaries"); and
5.4.1.2 on each of the Applicant`s sub-registers (as administered by a Central Securities Depository Participant ("CSDP")), and whose name and address on such sub-register is identified to the Transfer Secretaries by STRATE Limited ("STRATE") after enquiry by the Transfer Secretaries via STRATE (in terms of the statutory rules and regulations governing dematerialised shares), to that preference shareholder`s address appearing in the register and relevant sub-register (as the case may be); and
5.4.2 each person whose name and address is identified to the Transfer Secretaries by STRATE (after enquiry by STRATE (in terms of the statutory rules and regulations governing dematerialised shares) of the relevant CSDPs and broking members (equities) of the JSE whose nominee companies hold dematerialised shares on behalf of a beneficial owner) as being a person who is beneficially entitled to preference shares in the Applicant and to whom such relevant CSDPs and JSE broking members are obliged by statute, regulation, agreement or otherwise to procure such posting, to that person`s address so identified to the Transfer Secretaries by STRATE;
6. The identification of each such preference shareholder and person beneficially entitled to the Applicant`s preference shares and their respective addresses referred to in paragraph 5.4 shall take place at 17:00 on the day not more than 5 (five) business days before the date of posting;
7. A copy of the documents referred to in paragraph 5 above shall lie for

inspection at the registered office of the Applicant at Edgardale, 1 Press Avenue, Crown Mines, Johannesburg, 2092 during normal business hours for at least 14 (fourteen) calendar days prior to the date of the preference scheme meeting;

8. The chairperson shall report the results of the preference scheme meeting to the Court on Tuesday, 24 April 2007 at 10:00 or so soon thereafter as Counsel may be heard;

9. The report required by the Court from the chairperson shall give details of:

9.1 the number of the preference scheme members present in person (including those represented) at the preference scheme meeting and any adjournment thereof and the number of preference shares held by them;

9.2 the number of the preference scheme members represented by proxy at the preference scheme meeting and any adjournment thereof and the number of preference shares held by them, together with information as to the number represented by the chairperson in terms of proxies;

9.3 the number of preference scheme shares held by all preference scheme members;

9.4 any proxies which have been disallowed;

9.5 all resolutions passed at the meeting and any adjournment thereof with particulars of the number of votes cast in favour of and against each such resolution and of any abstentions, indicating how many votes were cast by the chairperson in terms of proxies;

9.6 all rulings made and directions given by the chairperson at the preference scheme meeting and any adjournment thereof;

9.7 the relevant portions of documents and reports submitted or tabled at the preference scheme meeting and any adjournment thereof which bear on the merits or demerits of the preference scheme, including copies thereof; and

9.8 the main points of any other proposals which were submitted to the preference scheme meeting and any adjournment thereof;

10. The Applicant shall arrange to make available at the place mentioned in paragraph 4.3 (and the notice of the preference scheme meeting and any adjournment thereof which is published and/or sent to the preference shareholders of the Applicant shall include a statement that it will be so available) a copy of the chairperson`s report to the Court, free of charge, to any preference scheme members on request during normal business hours, for at least 7 (seven) calendar days before the date, or any extension of such date, fixed by the Court for the chairperson to report back to it, which is expected to be Tuesday, 24 April 2007;

11. Each preference scheme member who holds certificated preference shares in the Applicant or dematerialised preference shares in the Applicant through a CSDP or broker with "own-name" registration and who wishes to vote by proxy at the preference scheme meeting, should complete and sign the form of proxy (referred to in paragraph 5.3 above) in accordance with the instructions contained therein and post such form of proxy to, or lodge it with, the Transfer Secretaries, Link Market Services South Africa (Proprietary) Limited, 11 Diagonal Street, Johannesburg, 2001 (PO Box 4844, Johannesburg, 2000), so as to be received by not later than 10:00 on Friday, 13 April 2007. Alternatively, the form of proxy may be handed to the chairperson of the preference scheme meeting by not later than 10 (ten) minutes before the time for which the preference scheme meeting or any adjournment thereof has been convened; and

12. Each preference scheme member who holds dematerialised shares in the Applicant through a CSDP or broker and who does not have "own-name" registration who wishes to attend and vote at the preference scheme meeting in person or by proxy should: (a) timeously inform his CSDP or broker of his intention to attend and vote in person at the preference scheme meeting or be represented by proxy thereat in order for the CSDP or broker to issue him with the necessary authorisation to do so or (b) timeously provide his CSDP or broker with his voting instruction in terms of their custody agreement should he not wish to attend the preference scheme meeting in person, in order for the CSDP or broker to vote in accordance with his instructions at the preference scheme meeting.

BY ORDER OF THE COURT
REGISTRAR
WERKSMANS INCORPORATED
Applicant`s Attorneys
155, 5th Street
Sandown
Sandton, 2196
OR
Suite 1714 - 17th Floor, Marble Towers
208 - 212 Jeppe Street
Johannesburg
Private Bag 10015
Sandton, 2146
TEL: (011) 535-8000
FAX: (011) 535-8600
REF: Mr K Trudgeon/Mr S Teichner
Date: 16/03/2007 08:05:02 Produced by the JSE SENS Department.

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ECO - Edgars Consolidated Stores Limited - Notice 16 Mar 2007

ECO
ECO
ECO - Edgars Consolidated Stores Limited - Notice Of Preference Scheme Meeting
NOTICE OF PREFERENCE SCHEME MEETING
IN THE HIGH COURT OF SOUTH AFRICA
(WITWATERSRAND LOCAL DIVISION) Case number: 4994/07
JOHANNESBURG
Before the Honourable Judge van Oosten
In the ex parte application of:
EDGARS CONSOLIDATED STORES LIMITED Applicant
Edgars Consolidated Stores Limited
(Incorporated in the Republic of South Africa)
(Registration number 1946/022751/06)
Share codes:
JSE: ECO
NSX: ECN
ISIN: ZAE000068649
("Edcon" or the "Company")

NOTICE IS HEREBY GIVEN that, in terms of an Order of Court dated Tuesday, 13 March 2007, the High Court of South Africa (Witwatersrand Local Division) ("the Court") has ordered, in accordance with the provisions of section 311 of the Companies Act, 1973 (Act 61 of 1973), as amended ("Companies Act") that a meeting ("preference scheme meeting") of the preference shareholders of the Applicant registered as such at 17:00 on Thursday, 12 April 2007 or, if this preference scheme meeting is adjourned, at 17:00 on the business day (i.e. any day other than a Saturday, Sunday or official public holiday in South Africa) that is 2 (two) business days before the date of such adjourned meeting ("preference scheme members"), be held under the chairmanship of Mervyn Taback, or failing him, Lourens van Staden or, failing both of them, any other independent person nominated for that purpose by Werksmans Incorporated and approved by the Court ("chairperson"), at 10:00 (or so soon thereafter as the scheme meeting of Edcon ordinary shareholders convened to be held at 09:00 on the same date has been concluded), on Monday, 16 April 2007 (or any adjourned date as determined by the chairperson) at Edgardale, 1 Press Avenue, Crown Mines, Johannesburg, 2092 for the purpose of considering and, if deemed fit, of approving, with or without modification, the scheme of arrangement ("preference scheme") proposed by Elephant Acquisition (BC) (Proprietary) Limited ("Newco") between the Applicant and the preference shareholders of the Applicant registered as such on the record date for the preference scheme ("preference scheme participants"); provided that the preference scheme meeting shall not be entitled to agree to any modifications of the preference scheme which will have the effect of diminishing the rights that are to accrue in terms thereof to preference scheme participants.

The implementation of the preference scheme is subject to the fulfilment of the conditions precedent stated therein including, but not limited to, the sanction of the Court.

The basic characteristic of the preference scheme is that, upon implementation, Newco will acquire all the issued preference shares of the Applicant. In terms of the preference scheme, the preference scheme participants will receive R2,00 ("preference scheme consideration") for each preference share in the Applicant ("preference scheme share") held by such preference scheme participants on the record date to receive the consideration in terms of the preference scheme, which date is expected to be Friday, 4 May 2007.

Copies of this notice, the preference scheme, the explanatory statement in terms of section 312(1)(a)(i) of the Companies Act, the form of proxy to be used at the preference scheme meeting, the Order of Court authorising the convening of the preference scheme meeting and a form of acceptance, surrender and transfer, shall be sent by the Applicant by pre-paid registered post at least 14 (fourteen) calendar days before the date of the preference scheme meeting to (a) each preference shareholder whose name appears on the Applicant`s register and sub-registers, to that preference shareholder`s

address appearing in the register and relevant sub-register (as the case may be); and (b) each person who is beneficially entitled to preference shares in the Applicant, to that person`s address identified by the Applicant`s transfer secretaries. The identification of each such preference shareholder and person beneficially entitled to the Applicant`s preference shares and their respective addresses shall be performed by the Applicant`s transfer secretaries and shall take place as at 17:00 on the day not more than 5 (five) business days before the date of posting. In addition, copies may on request by the preference shareholders of the Applicant during normal business hours be inspected or obtained free of charge, at any time prior to the preference scheme meeting or any adjournment thereof, at the registered office of the Applicant, at Edgardale, 1 Press Avenue, Crown Mines, Johannesburg, 2092.

Each preference scheme member who holds certificated preference shares in the Applicant ("certificated preference scheme member") or who holds dematerialised preference shares in the Applicant through a Central Securities Depository Participant ("CSDP") or broker with "own-name" registration ("dematerialised own name preference scheme member") may attend, speak and vote in person at the preference scheme meeting or any adjournment thereof, or may appoint any other person or persons (who need not be shareholders of the Applicant) as a proxy or proxies to attend, speak and vote, or abstain from voting at the preference scheme meeting or any adjournment thereof in the place of such certificated preference scheme member or dematerialised own name preference scheme member.

Each form of proxy should be completed and signed in accordance with the instructions contained therein and lodged with or posted to the Applicant`s transfer secretaries, Link Market Services South Africa (Proprietary) Limited, 11 Diagonal Street, Johannesburg, 2001 (PO Box 4844, Johannesburg, 2000), so as to be received by not later than 10:00 on Friday, 13 April 2007 or on the business day immediately preceding any adjourned preference scheme meeting, or handed to the chairperson no later than ten minutes before the time for which the preference scheme meeting has been convened.

Each preference scheme member who holds dematerialised preference shares in the Applicant through a CSDP or broker, who wishes to attend, speak and vote at the preference scheme meeting or adjourned preference scheme meeting, in person or by proxy should: (a) timeously inform his CSDP or broker of his intention to attend and vote in person at the preference scheme meeting or adjourned preference scheme meeting or be represented by proxy thereat in order for the CSDP or broker to issue him with the necessary authorisation to do so; or (b) timeously provide his CSDP or broker with his voting instruction in terms of their custody agreement should he not wish to attend the preference scheme meeting in person, in order for the CSDP or broker to vote in accordance with his instructions at the preference scheme meeting.

Where there are joint holders of the Applicant`s preference shares, any one of such persons may vote at the preference scheme meeting in respect of those preference shares as if such joint holder was solely entitled thereto, but if more than one of the joint holders is present or represented at the preference scheme meeting, then the joint holder whose name appears first in the Applicant`s register of members in respect of such preference shares (or his proxy) will be entitled to vote in respect of those shares at the preference scheme meeting. If more than one proxy is appointed on a single proxy, then only one of these proxies (in order of appointment) will be entitled to exercise that proxy.

In terms of the Order of Court, the chairperson must report the result thereof to the Court on Tuesday, 24 April 2007 at 10:00 or so soon thereafter as Counsel may be heard. A copy of the chairperson`s report to the Court will be available, free of charge, to any preference scheme member on request, at the registered office of the Applicant during normal business hours for at least 7 (seven) calendar days prior to Tuesday, 24 April 2007 or any extension of such date.

Mervyn Taback
Chairperson of the preference scheme meeting
WERKSMANS INCORPORATED
Applicant`s Attorneys
155, 5th Street

Sandown
Sandton, 2196
Date: 16/03/2007 08:03:00 Produced by the JSE SENS Department.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

The definitions and interpretation set out on pages 11 to 16 of this document apply throughout this entire document, excluding the ordinary scheme.

Action required:

1. Whilst this entire document is important and should be read, particular attention should be paid to the section entitled "Action required by Edcon ordinary shareholders" on pages 5 to 8.
2. If you are in any doubt as to what action you should take, please consult your broker, CSDP, banker, legal or tax adviser, accountant or other professional adviser as soon as possible.
3. If you have disposed of all your Edcon ordinary shares, this document should be handed to the purchaser of such Edcon ordinary shares or the broker, CSDP or other agent through whom such disposal was effected.

Edcon

Edgars Consolidated Stores Limited

(Incorporated in the Republic of South Africa)
(Registration number 1946/022751/06)
JSE share code: ECO ISIN: ZAE000068649
NSX share code: ECN

Elephant Acquisition (BC) (Proprietary) Limited

(formerly known as Main Street 522 (Proprietary) Limited)
(Incorporated in the Republic of South Africa)
(Registration number 2007/000518/07)

Documents relating to:

- **a scheme of arrangement in terms of section 311 of the Companies Act proposed by Newco between Edcon and the ordinary shareholders of Edcon, other than the excluded shareholders, in terms of which Newco will acquire all of the ordinary shares in Edcon, other than the excluded shares, and in exchange the ordinary scheme participants will receive R46,00 for each ordinary scheme share held by them on the consideration record date of the ordinary scheme, which is expected to be Friday, 4 May 2007; or**
- **if the scheme of arrangement does not become operative for any reason, other than the failure to obtain any necessary regulatory approvals (excluding the failure of the Court to sanction the scheme of arrangement), a possible general offer to ordinary shareholders of Edcon, other than the excluded shareholders;**

and incorporating:

- **a notice of the ordinary scheme meeting;**
- **an explanatory statement in terms of section 312(1)(a)(i) of the Companies Act** *(blue)*;
- **the ordinary scheme of arrangement** *(yellow)*;
- **a valuation statement in terms of section 312(1)(a)(ii) of the Companies Act;**
- **a statement of directors' interests in terms of section 312(1)(a)(iii) of the Companies Act;**
- **additional information required by the JSE, NSX and the SRP;**
- **the Order of Court convening the ordinary scheme meeting;**
- **a form of proxy for the ordinary scheme meeting** *(green)* **(for use by certificated ordinary shareholders and own-name dematerialised ordinary shareholders only);**
- **a form of acceptance, surrender and transfer** *(white)* **(for use by certificated ordinary shareholders only).**

The basic characteristic of the scheme of arrangement is that, upon implementation, Newco will acquire all the issued ordinary shares of Edcon, other than the issued ordinary shares held by United Retail Limited and the "A" ordinary shares held by the Edcon staff empowerment trust. Newco will thereby as a result effectively acquire ownership and control of the underlying assets and business of Edcon. In terms of the ordinary scheme the ordinary scheme participants will receive R46,00 for each ordinary scheme share in Edcon held by such ordinary scheme participants on the consideration record date for the ordinary scheme.

Corporate adviser to Edcon
CALIBURN

Attorneys to Edcon
WERKSMANS
ATTORNEYS

Independent adviser to the board of Edcon
PRICEWATERHOUSECOOPERS
PricewaterhouseCoopers Advisory Services (Pty) Ltd
(Registration number 1999/024417/07)

Transaction sponsor and equity markets adviser to Edcon
Merrill Lynch
Global Markets & Investment Banking Group
Merrill Lynch South Africa (Pty) Ltd
Registration number 1995/001805/07
Registered Sponsor and Member of the JSE Limited

Namibian sponsor
IJG

Independent reporting accountants
ERNST & YOUNG
Chartered Accountants (SA)
(Registered Accountants and Auditors)

Private equity sponsor and transaction arranger for Newco
BainCapital

South African attorneys to Newco
Webber Wentzel Bowens

International legal adviser to Newco
KIRKLAND & ELLIS LLP
AND AFFILIATED PARTNERSHIPS

The release, publication or distribution of this document in certain jurisdictions may be restricted by law and therefore persons in any such jurisdictions into which this document is released, published or distributed should inform themselves about, and observe, such restrictions. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. The ordinary general offer embodied in this document does not constitute an offer to sell or issue, or the solicitation of an offer to purchase or subscribe for, any shares or other securities or a solicitation of any vote or approval in any jurisdiction in which such offer or solicitation would be unlawful. Edcon ordinary shares held by shareholders in any jurisdiction in which such offer or solicitation would be unlawful may be acquired pursuant to section 440K(1)(a) of the Companies Act.

This document is available in English only. Copies may be obtained from the registered office of Edcon, the transaction sponsor and the transfer secretaries whose addresses are set out in the "Corporate information and advisers" section of this document.

Date of issue: Friday, 16 March 2007

EDCON

Company Secretary and registered office of Edcon

E A Bagley
Edgardale
Press Avenue
Crown Mines
Johannesburg, 2092
(PO Box 100, Crown Mines, 2025)

ADR Depositary

The Bank of New York
ADR Department
101 Barclay Street
New York, NY 10286
United States of America

Attorneys to Edcon

Werksmans Incorporated
(Registration number 1990/007215/07)
155, 5th Street
Sandown
Sandton, 2196
(Private Bag 10015, Sandton, 2146)

Namibian sponsor

IJG Securities (Pty) Limited
12 Love Street
Klein Windhoek
Windhoek, Namibia
(PO Box 186, Windhoek, Namibia)

***Independent adviser* to the board of Edcon**

PricewaterhouseCoopers Corporate Finance
(Proprietary) Limited
(Registration number 1970/003711/07)
2 Eglin Drive
Sunninghill
Sandton, 2157
(Private Bag X36, Sunninghill, 2157)

Transfer secretaries to Edcon

Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
5th Floor, 11 Diagonal Street
Johannesburg, 2001
(PO Box 4844, Johannesburg, 2000)

Corporate adviser to Edcon

Caliburn Partnership Pty Limited
Level 34, *Chifley Tower*
2 Chifley Square
Sydney, NSW, 2000
Australia

Transaction sponsor
and equity markets adviser to Edcon

Merrill Lynch South Africa (Proprietary) Limited
(Registration number 1995/001805/07)
138 West Street
Sandown
Sandton, 2196
(PO Box 651978, Benmore, 2010)

Independent reporting accountants

Ernst & Young Registered Auditors Incorporated
(Registration number 2005/002308/21)
Wanderers Office Park
52 Corlett Drive
Illovo, 2196
(PO Box 2322, Johannesburg, 2000)

NEWCO

Private equity sponsor and
transaction arranger for Newco

Bain Capital Investors, LLC
111 Huntington Avenue
Boston, MA 01299
United States of America

International legal adviser to Newco

Kirkland & Ellis International LLP
30 St Mary Axe
London, EC3A 8AF
United Kingdom

South African attorneys to Newco

Webber Wentzel Bowens
10 Fricker Road
Illovo Boulevard
Johannesburg, 2196
(PO Box 61771, Marshalltown, Johannesburg, 2107)

CONTENTS

SUMMARY

The definitions and interpretation set out on pages 11 to 16 of this document apply throughout this summary.

THE ORDINARY SCHEME

Newco is proposing a scheme of arrangement between Edcon and the ordinary shareholders of Edcon, other than the excluded shareholders, in order to enable Newco to obtain effective ownership and control of the underlying business and assets of Edcon. Should the ordinary scheme become operative, Newco will acquire the entire issued ordinary share capital of Edcon, other than the excluded shares, and the listing of Edcon ordinary shares on the JSE and the NSX will be terminated. On implementation of the ordinary scheme, each ordinary scheme participant will receive, against delivery of their ordinary scheme shares, the ordinary scheme consideration of R46,00 per ordinary scheme share.

The ordinary scheme consideration will not be increased by Newco, although it reserves its right to do so in the event of a competing offer. Further, Edcon will not be paying an ordinary dividend prior to the operative date and therefore the ordinary scheme consideration is *cum* dividend.

The implementation of the ordinary scheme is not conditional on the implementation of the preference scheme, and *vice versa*.

The ordinary scheme is set out in this document *(yellow)*, commencing on page 24. Also contained in this document is the explanatory statement *(blue)*, commencing on page 19, which sets out the reasons for, and the procedures of, the ordinary scheme as well as its effects.

Also contained in this document are:

- the notice of ordinary scheme meeting;
- a valuation statement;
- a statement of directors' interests;
- additional information required by the JSE, NSX and the SRP;
- the Order of Court convening the ordinary scheme meeting;
- a form of proxy for the ordinary scheme meeting *(green)* (for use by certificated ordinary shareholders and own-name dematerialised shareholders only); and
- a form of acceptance, surrender and transfer *(white)* (for use by certificated ordinary shareholders only).

The important dates and times in respect of the ordinary scheme commence on page 9 of this document.

THE ORDINARY GENERAL OFFER

Should the ordinary scheme not become operative for any reason, other than the failure to obtain any necessary regulatory approval (excluding a failure of the Court to sanction the ordinary scheme), Newco may elect, subject to the fulfilment of the conditions precedent set out in paragraph 3.3 of Annexure IV, to make a general offer to ordinary shareholders, other than the excluded shareholders, to acquire all of their ordinary shares for the ordinary offer consideration (as defined in Annexure IV) of R46,00.

The ordinary offer consideration will not be increased by Newco, although it reserves its right to do so in the event of a competing offer. Further, Edcon will not be paying an ordinary dividend prior to the final closing date and therefore the ordinary offer consideration is cum dividend.

Should the ordinary general offer be accepted by shareholders in respect of 90% or more of the ordinary shares that are the subject of the ordinary general offer, Newco may invoke the provisions of section 440K of the Companies Act to compulsorily acquire those ordinary shares in respect of which the ordinary general offer was not accepted.

As regards the ordinary general offer, the form of acceptance, surrender and transfer (white) which is attached to this document will also be the form to be used by ordinary shareholders holding certificated ordinary shares who, in addition to tendering their ordinary shares in terms of the ordinary scheme, wish to tender their ordinary shares in terms of the ordinary general offer in the event that the ordinary scheme does not become operative.

For the purpose of the ordinary general offer, this document contains:

- the terms and conditions of the ordinary general offer, as set out in Annexure IV; and
- the wording of section 440K of the Companies Act, being the section of the Companies Act pertinent to the ordinary general offer, as set out in Annexure VI.

If you have any questions regarding the contents of this document, please call Tessa Christelis on 011 495-6545 or +27 11 495-6545 if phoning from outside South Africa

---

ACTION REQUIRED BY EDCON ORDINARY SHAREHOLDERS

The definitions and interpretation set out on pages 11 to 16 of this document apply throughout this summary of action required by Edcon ordinary shareholders.

Careful note should be taken of the following provisions regarding the action required to be taken by you as an ordinary shareholder in Edcon.

If you are in any doubt as to what action to take, please consult your broker, CSDP, banker, legal adviser, accountant or other professional adviser as soon as possible.

A. AS REGARDS THE ORDINARY SCHEME

A scheme meeting of ordinary shareholders of Edcon, other than the excluded shareholders, will be held on Monday, 16 April 2007 at 09:00 at the registered office of Edcon.

You should refer to the explanatory statement commencing on page 19 of this document for further details.

1. IF YOU ARE A DEMATERIALISED ORDINARY SHAREHOLDER OTHER THAN AN OWN-NAME DEMATERIALISED ORDINARY SHAREHOLDER

1.1 **Voting at the ordinary scheme meeting**

Your CSDP or broker should contact you to ascertain how you wish to cast your vote at the ordinary scheme meeting and, thereafter, should cast your vote in accordance with your instructions regarding the ordinary scheme.

If you have not been contacted by your CSDP or broker, it would be advisable for you to contact your CSDP or broker and furnish it with your voting instructions.

If your CSDP or broker does not obtain voting instructions from you, it will be obliged to vote in accordance with the instructions contained in the custody agreement concluded between you and your CSDP or broker. In the event that the custody agreement is silent in this respect your CSDP or broker will be obliged to abstain from voting your ordinary shares.

You must NOT complete the attached form of proxy *(green)* if you are a dematerialised ordinary shareholder other than an own-name dematerialised ordinary shareholder.

1.2 **Attendance and representation at the ordinary scheme meeting and Court hearing in connection with the sanctioning of the ordinary scheme**

In accordance with the custody agreement concluded between you and your CSDP or broker, you must advise your CSDP or broker if you wish to attend and vote at the ordinary scheme meeting or appear at the Court hearing to sanction the ordinary scheme or to send a proxy to represent you at the ordinary scheme meeting or appear at the Court hearing. In such event, your CSDP or broker will issue the necessary letter of representation to you to enable you or your proxy to attend the ordinary scheme meeting and/or appear at the Court hearing to sanction the ordinary scheme.

1.3 **Ordinary scheme consideration**

Upon the ordinary scheme becoming operative, the ordinary scheme consideration will be paid to your CSDP or broker and your account held with your CSDP or broker will be credited with the ordinary scheme consideration and debited with your ordinary scheme shares.

2. IF YOU ARE AN OWN-NAME DEMATERIALISED ORDINARY SHAREHOLDER

2.1 **Voting, attendance and representation at the ordinary scheme meeting**

You are entitled to attend the ordinary scheme meeting in person or you may appoint a proxy to represent you at the ordinary scheme meeting by completing the attached form of proxy *(green)* in accordance with the instructions contained therein and returning it to the transfer secretaries to be received by no later than 09:00 on Friday, 13 April 2007.

Forms of proxy may also be handed to the chairperson of the ordinary scheme meeting not less than 10 minutes before the scheduled time for the commencement of the ordinary scheme meeting.

2.2 **Attendance at the hearing of the Court in connection with the sanctioning of the ordinary scheme**

You are entitled to attend or to be represented by Counsel at the Court hearing for the sanctioning of the ordinary scheme which is to be held at 10:00, or so soon thereafter as the matter may be heard on Tuesday, 24 April 2007, in the High Court of South Africa (Witwatersrand Local Division) which is located at High Court Building, Von Brandis Square, corner Pritchard and Von Brandis Streets, Johannesburg.

2.3 **Surrender and transfer**

You do not need to take any steps in connection with the surrender or transfer of your ordinary shares.

2.4 **Ordinary scheme consideration**

The ordinary scheme consideration will be paid to your CSDP and your account held with your CSDP or broker will be credited with the ordinary scheme consideration and debited with your ordinary scheme shares.

3. IF YOU ARE A CERTIFICATED ORDINARY SHAREHOLDER

3.1 **Voting, attendance and representation at the ordinary scheme meeting**

You are entitled to attend the ordinary scheme meeting in person or you may appoint a proxy to represent you at the ordinary scheme meeting by completing the attached form of proxy *(green)* in accordance with the instructions contained therein and returning it to the transfer secretaries to be received by no later than 09:00 on Friday, 13 April 2007.

Forms of proxy may also be handed to the chairperson of the ordinary scheme meeting not less than 10 minutes before the scheduled time for the commencement of the ordinary scheme meeting.

3.2 **Attendance at the hearing of the Court in connection with the sanctioning of the ordinary scheme**

You are entitled to attend or be represented by Counsel at the Court hearing for the sanctioning of the ordinary scheme which is to be held at 10:00, or so soon thereafter as the matter may be heard on, Tuesday, 24 April 2007, in the High Court of South Africa (Witwatersrand Local Division), which is located at High Court Building, Von Brandis Square, corner Pritchard and Von Brandis Streets, Johannesburg.

3.3 **Surrender of document(s) of title**

If the ordinary scheme becomes operative you will be required to surrender your document(s) of title in respect of all your ordinary shares in order to claim the ordinary scheme consideration, by completing the attached form of acceptance, surrender and transfer *(white)*, in accordance with the instructions contained therein, and returning it, together with the relevant document(s) of title, to the transfer secretaries.

If you wish to anticipate the ordinary scheme becoming operative (expected to be on or about Monday, 7 May 2007) and thereby expedite receipt of the ordinary scheme consideration, you should complete the attached form of acceptance, surrender and transfer *(white)* and return it together with the relevant document(s) of title in accordance with the instructions contained therein, to the transfer secretaries. Should the ordinary scheme not become operative, the transfer secretaries shall, unless you have elected to accept the ordinary general offer, if made, within five business days of either the date upon which it becomes known that the ordinary scheme will not become operative or of receipt of the required document(s) of title, whichever is the later, return the document(s) of title to you by registered post, at your risk.

Document(s) of title held by certificated ordinary scheme participants in respect of their ordinary scheme shares will cease to be of any value and shall not be good for delivery from the operative date, other than for surrender.

3.4 **Ordinary scheme consideration**

If the ordinary scheme becomes operative and you surrender your document(s) of title on or before the consideration record date, cheques in respect of the ordinary scheme consideration will, on the operative date (expected to be Monday, 7 May 2007) be posted to you by the transfer secretaries at the address recorded in the register, by registered post, at your risk, unless written instructions to the contrary are timeously furnished in the form of acceptance, surrender and transfer *(white)*. If you surrender your document(s) of title after the consideration record date, the transfer secretaries will post the cheques in respect of the ordinary scheme consideration within five business days of receipt of your document(s) of title.

B. AS REGARDS THE ORDINARY GENERAL OFFER

In the event that the ordinary scheme is not implemented and the ordinary general offer is made, the following principles will apply.

1. IF YOU ARE A DEMATERIALISED ORDINARY SHAREHOLDER OTHER THAN AN OWN-NAME DEMATERIALISED SHAREHOLDER

1.1 **Acceptance of the ordinary general offer**

Your CSDP or broker should contact you in order to ascertain if you wish to accept the ordinary general offer and, if so, in respect of how many ordinary shares and thereafter communicate your acceptance of the ordinary general offer. If you are not contacted within a reasonable period of time, it would be advisable for you to contact your CSDP or broker and furnish it with your instructions regarding the ordinary general offer.

If your CSDP or broker does not obtain instructions from you, your CSDP or broker will be obliged to act in terms of the custody agreement concluded between you and your CSDP or broker. In the event that the custody agreement is silent in this respect, your CSDP or broker will be obliged to not accept the ordinary general offer in respect of your ordinary shares.

You must NOT complete the attached form of acceptance, surrender and transfer *(white)*.

1.2 **Ordinary offer consideration**

If the ordinary general offer is made and becomes unconditional, the ordinary offer consideration (as defined in Annexure IV), will be paid to your CSDP or broker and will thereupon be credited to your account held with your CSDP or broker.

2. IF YOU ARE AN OWN-NAME DEMATERIALISED ORDINARY SHAREHOLDER

2.1 **Acceptance of the ordinary general offer**

Your CSDP should contact you to ascertain if you wish to accept the ordinary general offer and, if so, in respect of how many ordinary shares and thereafter communicate your acceptance of the ordinary general offer. If you are not contacted within a reasonable period of time, it would be advisable for you to contact your CSDP and furnish it with your instructions.

If your CSDP does not obtain instructions from you, your CSDP will be obliged to act in terms of the custody agreement concluded between you and your CSDP. In the event that the custody agreement is silent in this respect, your CSDP will be obliged to not accept the ordinary general offer in respect of your ordinary shares.

You must NOT complete the attached form of acceptance, surrender and transfer *(white)*.

2.2 **Ordinary offer consideration**

The ordinary offer consideration (as defined in Annexure IV), will be paid to your CSDP and will thereupon be credited to your account held with your CSDP.

3. IF YOU ARE A CERTIFICATED ORDINARY SHAREHOLDER

3.1 **Acceptance of the ordinary general offer**

You may accept the ordinary general offer in respect of all or a part of your ordinary shares. Acceptances are to be made by completing the attached form of acceptance, surrender and transfer *(white)* in accordance with the instructions contained therein and returning it to the transfer secretaries together with the document(s) of title in respect of your ordinary shares.

3.2 **Ordinary offer consideration**

If the ordinary general offer is made and becomes unconditional and you have accepted the ordinary general offer in respect of some or all of your ordinary shares and surrendered your document(s) of title to the transfer secretaries on or before the final closing date of the ordinary general offer (as defined in Annexure IV), payment of the ordinary offer consideration (as defined in Annexure IV) will be made on the ordinary offer payment date (as defined in Annexure IV). If you accept the ordinary general offer, but you only surrender your document(s) of title after the final closing date of the ordinary general offer, payment of the ordinary offer consideration will be made within five business days of receipt of your document(s) of title by the transfer secretaries.

If the ordinary general offer is made and you do not accept the ordinary general offer, but have already surrendered your document(s) of title in pursuance of the ordinary scheme, your document(s) of title will be returned to you, by registered post, at your risk, within five business days of the announcement that the ordinary general offer has been made.

Ordinary shareholders should note that, notwithstanding that the ordinary general offer may be accepted in respect of all or only a part of an ordinary shareholder's holding of ordinary shares, if Newco elects to make the ordinary general offer it intends to acquire all of the ordinary shares in the issued share capital of Edcon, other than the excluded shares, and to then terminate the listing of the ordinary shares on the JSE and the NSX.

C. OTHER IMPORTANT MATTERS

If you have disposed of all of your ordinary shares, this document should be handed to the purchaser of such ordinary shares or to the broker, CSDP, legal adviser, banker, accountant or other agent through whom you disposed of such ordinary shares.

Shareholders are advised to consult their professional advisers about their personal tax positions regarding the receipt of the ordinary scheme consideration or the ordinary offer consideration.

If you wish to dematerialise your ordinary shares, please contact a CSDP or your broker, although it must be noted that, in the event that the ordinary scheme is sanctioned by the Court, you will only be able to dematerialise your ordinary shares prior to 12:00 on Wednesday, 25 April 2007. Only dematerialised shares may be traded on the JSE.

If you have any questions regarding the contents of this document, please call *Tessa Christelis* on 011 495-6545 or +27 11 495-6545 if phoning from outside South Africa

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IMPORTANT DATES AND TIMES

	2007
Notice of ordinary scheme meeting and Order of Court released on SENS	Friday, 16 March
Notice of ordinary scheme meeting and Order of Court published in the press by no later than	Sunday, 18 March
Notice of ordinary scheme meeting published in the Government Gazette	Friday, 23 March
Last day to trade ordinary shares on the JSE and NSX in order to be recorded in the register on the voting record date of the ordinary scheme meeting (see note 2 below)	Tuesday, 3 April
Voting record date for the ordinary scheme meeting on which ordinary shareholders must be recorded in the register to be eligible to vote at the ordinary scheme meeting	Thursday, 12 April
Last day to lodge form of proxy *(green)* for the ordinary scheme meeting (by 09:00) (see notes 3 and 4 below)	Friday, 13 April
Ordinary scheme meeting held (at 09:00)	Monday, 16 April
Results of ordinary scheme meeting to be released on SENS	Monday, 16 April
Results of ordinary scheme meeting to be published in the press	Tuesday, 17 April
The report of the chairperson to be available for inspection	Tuesday, 17 April

The dates below are subject to the fulfilment of the conditions precedent as set out in paragraph 5 of the ordinary scheme. To the extent that the conditions precedent are not fulfilled by Tuesday, 17 April 2007, the dates and times set out below will be delayed accordingly and any such changes will be released on SENS and published in the press.

Court hearing to sanction the ordinary scheme (at 10:00 or so soon thereafter as Counsel may be heard)	Tuesday, 24 April
Outcome of Court hearing to be released on SENS	Tuesday, 24 April
Outcome of Court hearing to be published in the press	Wednesday, 25 April
Order of Court sanctioning the ordinary scheme registered by the Registrar (if the ordinary scheme is sanctioned and all conditions have been fulfilled) before 11:00	Wednesday, 25 April
Confirmation of registration of Order of Court released on SENS before 12:00	Wednesday, 25 April
Finalisation date announcement once all conditions precedent have been fulfilled to be released on SENS before 12:00	Wednesday, 25 April
Last day to trade ordinary shares on the JSE and NSX in order to be recorded in the register on the record date of the ordinary scheme	Wednesday, 25 April
Suspension of Edcon's listing on the JSE and NSX from the commencement of business	Thursday, 26 April
Finalisation date announcement once all conditions precedent have been fulfilled to be published in the press	Thursday, 26 April
Consideration record date of the ordinary scheme on which ordinary shareholders must be recorded in the register in order to be eligible to receive the ordinary scheme consideration	Friday, 4 May
Operative date of the ordinary scheme, from the commencement of business	Monday, 7 May
Termination of Edcon's listing on the JSE and NSX from the commencement of business	Friday, 18 May

The ordinary scheme consideration will be posted on the operative date to certificated ordinary scheme participants if the form of acceptance, surrender and transfer *(white)* and the document(s) of title are received by the transfer secretaries on or prior to 12:00 on the consideration record date of the ordinary scheme or, failing such receipt, within five business days of receipt of the form of acceptance, surrender and transfer and the relevant document(s) of title by the transfer secretaries.

Dematerialised ordinary scheme participants will have their accounts held at their CSDP or broker credited with the ordinary scheme consideration.

In the event of the conditions precedent set out in paragraph 5 of the ordinary scheme not being fulfilled by Friday, 17 August 2007, or such later date as Edcon and Newco might agree to, the ordinary scheme will fail to become operative and will be of no force and effect.

Notes:

1. The abovementioned times are South African times and are subject to change. Any change to the above dates and times will be agreed upon by Edcon and Newco and advised to Edcon ordinary shareholders by release on SENS and publication in the press.
2. Edcon ordinary shareholders should note that, as Edcon ordinary shares are settled in the STRATE environment, settlement for trade takes place five business days after the trade date. Therefore shareholders who acquire Edcon ordinary shares after Tuesday, 3 April 2007, will not be eligible to vote at the ordinary scheme meeting, although they will be entitled to participate in the ordinary scheme, provided they are recorded in the register on the consideration record date.
3. If the ordinary scheme meeting is adjourned or postponed, forms of proxy *(green)* for the ordinary scheme meeting must be received by the transfer secretaries by no later than the business day prior to the adjourned or postponed meeting.
4. If the forms of proxy *(green)* are not received by the transfer secretaries by the time and date shown above, they may be handed to the chairperson of the ordinary scheme meeting by not later than ten minutes before the commencement of the ordinary scheme meeting.
5. If you wish to dematerialise your ordinary shares, please contact your CSDP or broker. It must be noted that, *in the event* that the ordinary scheme is sanctioned by the Court, you will only be able to dematerialise your ordinary shares prior to 12:00 on Wednesday, 25 April 2007. Only dematerialised ordinary shares may be traded on the JSE.
6. The above important dates and times will not apply if the ordinary general offer is made. Should the ordinary general offer become effective, all dates and times pertinent thereto will be released on SENS and published in the press.

DEFINITIONS AND INTERPRETATION

In this document, excluding the ordinary scheme *(yellow)* appearing on pages 24 to 37, unless otherwise stated or the context indicates otherwise, the words in the first column shall have the meanings stated opposite them in the second column and related expressions shall bear corresponding meanings; words in the singular include the plural and *vice versa*; words denoting one gender include the other genders and references to a person include references to juristic persons and *vice versa*:

"30-day VWAP"	the 30-trading day volume weighted average price per ordinary share traded on the JSE;
""A" ordinary shares" or "Edcon "A" ordinary shares"	the "A" ordinary shares with a par value of R0,01 each in the issued share capital of Edcon;
"Bain Capital"	investment funds managed by Bain Capital Investors, LLC and its affiliates;
"board"	the board of directors of Edcon from time to time;
"broker"	any person registered as a "broking member (equities)" in terms of the Rules of the JSE made in accordance with the provisions of the Securities Services Act;
"business day"	any day other than a Saturday, Sunday or official public holiday in South Africa;
"certificated ordinary scheme members"	ordinary scheme members who hold certificated ordinary shares;
"certificated ordinary scheme participants"	ordinary scheme participants who hold certificated ordinary shares;
"certificated ordinary shareholders"	holders of certificated ordinary shares;
"certificated ordinary shares"	ordinary shares which have not yet been dematerialised, title to which is represented by a share certificate or other document(s) of title;
"CGT"	Capital Gains Tax as levied in terms of Schedule 8 to the Income Tax Act, 1962 (Act 58 of 1962), as amended;
"Code"	the Securities Regulation Code on Take-overs and Mergers established by the SRP in terms of section 440C of the Companies Act;
"common monetary area"	South Africa, the Republic of Namibia and the Kingdoms of Lesotho and Swaziland;
"Companies Act"	the Companies Act, 1973 (Act 61 of 1973), as amended;
"Competition Act"	the Competition Act, 1998 (Act 89 of 1998), as amended;
"competition authorities"	the Competition Commission, Competition Tribunal and/or Competition Appeal Court established in terms of the Competition Act;

"conditions precedent"	the conditions precedent to which the ordinary scheme is subject, as set out in paragraph 5 of the ordinary scheme;
"consideration record date"	the latest date and time for ordinary shareholders to be recorded in the register in order to receive the ordinary scheme consideration, being 17:00 on the business day preceding the operative date, which business day is expected to be Friday, 4 May 2007;
"Court"	the High Court of South Africa (Witwatersrand Local Division), which is located at the High Court Building, Von Brandis Square, corner Pritchard and Von Brandis Streets, Johannesburg;
"CSDP"	a Central Securities Depository Participant, accepted as a participant in terms of the Securities Services Act;
"dematerialisation"	the process by which shares held by certificated shareholders are converted or held in electronic form as uncertificated shares and recorded in the sub-register of shareholders maintained by a CSDP;
"dematerialised ordinary scheme members"	ordinary scheme members who hold dematerialised ordinary shares;
"dematerialised ordinary scheme participants"	ordinary scheme participants who hold dematerialised ordinary shares;
"dematerialised ordinary shareholders"	holders of dematerialised ordinary shares;
"dematerialised ordinary shares"	those ordinary shares which have been dematerialised in terms of the requirements of STRATE and are held in electronic form;
"document"	this bound circular, dated Friday, 16 March 2007, including its annexures, attachments and forms;
"Edcon group"	Edcon and its subsidiaries from time to time;
"Edcon shareholders"	collectively, ordinary shareholders and preference shareholders;
"Edcon staff empowerment trust"	The Edcon Staff Empowerment Trust (Master's reference number 4675/05);
"Edcon staff incentive scheme"	The Edgars Stores Limited Executive Share Incentive Scheme, administered through the Edcon staff share trust;
"Edcon staff incentive scheme participants"	those persons who hold rights under the terms of the Edcon staff incentive scheme to acquire Edcon ordinary shares;
"Edcon staff share trust"	The Edgars Stores Limited Staff Share Trust (Master's reference number 1167/93);
"emigrant"	any emigrant from the common monetary area whose address is outside the common monetary area;
"Exchange Control Regulations"	the Exchange Control Regulations, 1961, as amended, made in terms of section 9 of the Currency and Exchanges Act, 1933 (Act 9 of 1933), as amended;

"excluded shareholders"	collectively, the Edcon staff empowerment trust and United Retail Limited;
"excluded shares"	collectively, the "A" ordinary shares held by the Edcon staff empowerment trust and the ordinary shares held by United Retail Limited;
"existing staff empowerment scheme "	the staff empowerment scheme established by Edcon for the benefit of certain of its employees, as described in the circular to Edcon's shareholders dated 17 June 2005;
"explanatory statement"	the explanatory statement in terms of section 312(1)(a)(i) of the Companies Act, which forms part of this document;
"firm intention announcement"	the announcement of the firm intention of Newco to make an offer to acquire the entire issued ordinary share capital of Edcon, other than the excluded shares, and the entire issued preference share capital of Edcon pursuant to the ordinary scheme and the preference scheme, released on SENS on Thursday, 8 February 2007;
"form of proxy *(green)*"	the form of proxy for the ordinary scheme meeting attached to this document, for use by certificated ordinary shareholders and own-name dematerialised ordinary shareholders only;
"form of acceptance, surrender and transfer *(white)*"	the form of acceptance, surrender and transfer attached to this document, for use by certificated ordinary shareholders only;
"Holdco"	Elephant Acquisition Holdings (Proprietary) Limited (formerly known as Lexshell 718 Investments (Proprietary) Limited) (registration number 2006/036903/07), a private company incorporated in accordance with the laws of South Africa and the holding company of Newco;
"JSE"	JSE Limited (registration number 2005/022939/06), a public company incorporated in South Africa, licensed as an exchange under the Securities Services Act;
"key management"	certain executive members of management of Edcon, including Messrs S R Binnie, M R Bower, U Ferndale and S M Ross, who will invest in the management trusts;
"last practicable date"	the last practicable date prior to the finalisation of this document, being Monday, 12 March 2007;
"management subscription agreements"	the agreements concluded or to be concluded between Holdco and the management trusts in terms of which the management trusts shall subscribe for shares in Holdco;
"management trusts"	the trusts to be formed for the benefit of, *inter alia*, key management which will enter into the management subscription agreements;
"Newco"	Elephant Acquisition (BC) (Proprietary) Limited (formerly known as Main Street 522 (Proprietary) Limited) (registration number 2007/000518/07), a private company incorporated in accordance with the laws of South Africa, a wholly-owned subsidiary of Holdco, which is ultimately controlled by Bain Capital;
"Newco board"	the board of directors of Newco from time to time;

"Newco group"	Holdco and its subsidiaries from time to time;
"NSX"	the Namibian Stock Exchange;
"offer"	the offer by Newco to acquire the entire issued ordinary share capital, other than the excluded shares, and the entire issued preference share capital of Edcon, as more fully described in the firm intention announcement;
"operative date"	the date on which the ordinary scheme will become operative, which operative date will be notified to ordinary shareholders by way of an announcement to be released on SENS and published in the press and which is expected to be Monday, 7 May 2007;
"ordinary general offer"	the ordinary general offer by Newco to the ordinary offerees (as defined in Annexure IV), which ordinary general offer, may if Newco so elects, subject to the conditions precedent to which such ordinary general offer is subject, be made only if it is released on SENS and published in the press that the ordinary scheme will not proceed and accordingly that the ordinary scheme will not become operative for any reason, other than the failure to obtain any necessary regulatory approvals (excluding the failure of the Court to sanction the ordinary scheme);
"ordinary scheme" or "ordinary scheme of arrangement"	the scheme of arrangement in terms of section 311 of the Companies Act proposed by Newco between Edcon and the ordinary shareholders, other than the excluded shareholders, in terms of which Newco will acquire the ordinary scheme shares and in exchange the ordinary scheme participants will receive the ordinary scheme consideration;
"ordinary scheme consideration"	the cash consideration to be received by each ordinary scheme participant for each ordinary scheme share held by him/her in terms of the ordinary scheme, being R46,00 per ordinary share;
"ordinary scheme meeting"	the meeting of ordinary scheme members to be convened by the Court in terms of section 311 of the Companies Act to be held at 09:00 at Edgardale, 1 Press Avenue, Crown Mines, 2092 on Monday, 16 April 2007 or any adjournment thereof, to consider and, if thought fit, agree to the ordinary scheme;
"ordinary scheme members"	ordinary shareholders, other than the excluded shareholders, recorded in the register as such on the voting record date, and who are therefore entitled to attend and vote at the ordinary scheme meeting;
"ordinary scheme participants"	ordinary shareholders, other than the excluded shareholders, recorded in the register as such on the consideration record date, and who are therefore entitled to receive the ordinary scheme consideration;
"ordinary scheme shares"	all ordinary shares held by ordinary scheme participants on the consideration record date;
"ordinary shareholders" or "Edcon ordinary shareholders"	the registered holders of ordinary shares;
"ordinary shares" or "Edcon ordinary shares"	the ordinary shares with a par value of R0,01 each in the issued share capital of Edcon;

"own-name dematerialised ordinary shareholders"	ordinary shareholders who have instructed the CSDP to hold their dematerialised shares in their own name on the sub-register (the list of dematerialised ordinary shareholders maintained by the CSDP and forming part of Edcon's register of ordinary shareholders);
"preference general offer"	the preference general offer by Newco to the preference shareholders, which preference general offer may, if Newco so elects, subject to the conditions precedent to which such preference general offer is subject, be made only if it is released on SENS and published in the press that the preference scheme will not proceed and accordingly that the preference scheme will not become operative for any reason, other than the failure to obtain any necessary regulatory approvals (excluding the failure of the Court to sanction the preference scheme);
"preference scheme" or "preference scheme of arrangement"	the scheme of arrangement in terms of section 311 of the Companies Act proposed by Newco between Edcon and the preference shareholders, in terms of which Newco will acquire the entire issued preference share capital of Edcon and in exchange the preference shareholders will receive R2,00 for each preference share held by them;
"preference shareholders" or "Edcon preference shareholders"	the registered holders of preference shares;
"preference shares" or "Edcon preference shares"	the 150 000 6% cumulative preference shares with a par value of R2,00 each in the issued share capital of Edcon;
"PricewaterhouseCoopers"	PricewaterhouseCoopers Corporate Finance (Proprietary) Limited (registration number 1970/063711/07), a private company incorporated in accordance with the laws of South Africa;
"Rand" or "R"	South African Rand, the official currency of South Africa;
"register"	the register of certificated ordinary shareholders maintained by Edcon and the sub-register of dematerialised ordinary shareholders maintained by the relevant CSDPs in terms of sections 105 and 91A, respectively, of the Companies Act;
"Registrar"	the Registrar of Companies in South Africa;
"restricted period"	the period commencing six months prior to 17 October 2006, being the date of publication of the first cautionary announcement in respect of the offer, and ending on the last practicable date;
"Securities Services Act"	the Securities Services Act, 2004 (Act 36 of 2004), as amended;
"SENS"	the Securities Exchange News Service of the JSE;
"South Africa" or "RSA"	the Republic of South Africa;
"SRP"	the South African Securities Regulation Panel, established in terms of section 440B of the Companies Act;
"stamp duty"	the duty leviable in terms of Item 15(3) of Schedule 1 to the Stamp Duties Act, 1968 (Act 77 of 1968), as amended;

"STRATE"	STRATE Limited (registration number 1998/022242/06), a public company incorporated in South Africa, which is a licensed central securities depository in terms of the Securities Services Act which is responsible for the electronic settlement system used by the JSE;
"subsidiary"	a subsidiary company as defined in terms of the Companies Act;
"transaction implementation agreement"	the transaction implementation agreement between Edcon and Newco concluded on 8 February 2006;
"transfer secretaries"	Link Market Services South Africa (Proprietary) Limited (registration number 2000/007239/07), a private company incorporated in accordance with the laws of South Africa;
"United Retail Limited"	United Retail Limited (registration number 1946/020392/06), a company incorporated in accordance with the laws of South Africa and a wholly-owned subsidiary of Edcon; and
"voting record date"	the latest time and date for ordinary shareholders to be recorded in the register in order to be entitled to vote at the ordinary scheme meeting, being 17:00 on the business day which is two business days before the ordinary scheme meeting, which business day is expected to be Thursday, 12 April 2007.

NOTICE OF ORDINARY SCHEME MEETING

IN THE HIGH COURT OF SOUTH AFRICA
(WITWATERSRAND LOCAL DIVISION)
JOHANNESBURG

Case number: 4995/07

Before the Honourable Judge van Oosten

In the *ex parte* application of:

EDGARS CONSOLIDATED STORES LIMITED — **Applicant**
(Incorporated in the Republic of South Africa)
(Registration number 1946/022751/06)

NOTICE IS HEREBY GIVEN that, in terms of an Order of Court dated Tuesday, 13 March 2007, the High Court of South Africa (Witwatersrand Local Division) ("**the Court**") has ordered, in accordance with the provisions of section 311 of the Companies Act, 1973 (Act 61 of 1973), as amended ("**Companies Act**"), that a meeting ("**ordinary scheme meeting**") of the ordinary shareholders of the Applicant, other than United Retail Limited and the Edcon Staff Empowerment Trust, registered as such at 17:00 on Thursday, 12 April 2007 or, if this ordinary scheme meeting is adjourned, at 17:00 on the business day (ie any day other than a Saturday, Sunday or official public holiday in South Africa) that is 2 (two) business days before the date of such adjourned meeting ("**ordinary scheme members**"), be held under the chairmanship of Mervyn Taback, or failing him, Lourens van Staden or, failing both of them, any other independent person nominated for that purpose by Werksmans Incorporated and approved by the Court ("**chairperson**"), at 09:00, on Monday, 16 April 2007 (or any adjourned date as determined by the chairperson) at Edgardale, 1 Press Avenue, Crown Mines, Johannesburg, 2092 for the purpose of considering and, if deemed fit, of approving, with or without modification, the scheme of arrangement ("**ordinary scheme**") proposed by Elephant Acquisition (BC) (Proprietary) Limited ("**Newco**") between the Applicant and the ordinary shareholders of the Applicant, other than United Retail Limited and the Edcon Staff Empowerment Trust, registered as such on the record date for the ordinary scheme ("**ordinary scheme participants**"); provided that the ordinary scheme meeting shall not be entitled to agree to any modifications of the ordinary scheme which will have the effect of diminishing the rights that are to accrue in terms thereof to ordinary scheme participants.

The implementation of the ordinary scheme is subject to the fulfilment of the conditions precedent stated therein including, but not limited to, the sanction of the Court.

The basic characteristic of the ordinary scheme is that, upon implementation, Newco will acquire all the issued ordinary shares of the Applicant, other than the issued ordinary shares held by United Retail Limited and the "A" ordinary shares held by the Edcon Staff Empowerment Trust, and will thereby acquire control and ownership of the underlying assets and business of the Applicant. In terms of the ordinary scheme, the ordinary scheme participants will receive R46,00 ("ordinary scheme consideration") for each ordinary share in the Applicant ("ordinary scheme share") held by such ordinary scheme participants on the record date to receive the consideration in terms of the ordinary scheme, which date is expected to be Friday, 4 May 2007.

Copies of this notice, the ordinary scheme, the explanatory statement in terms of section 312(1)(a)(i) of the Companies Act, the form of proxy to be used at the ordinary scheme meeting, the Order of Court authorising the convening of the ordinary scheme meeting and a form of acceptance, surrender and transfer shall be sent by the Applicant by pre-paid registered post at least 14 (fourteen) calendar days before the date of the ordinary scheme meeting to (a) each ordinary shareholder whose name appears on the Applicant's register and sub-registers, to that ordinary shareholder's address appearing in the register and relevant sub-register (as the case may be); and (b) each person who is beneficially entitled to ordinary shares in the Applicant, to that person's address identified by the Applicant's transfer secretaries. The identification of each such ordinary shareholder and person beneficially entitled to the Applicant's ordinary shares and their respective addresses shall be performed by the Applicant's transfer secretaries and shall take place as at 17:00 on the day not more than 5 (five) business days before the date of posting. In addition, copies may on request by the ordinary shareholders of the Applicant during normal business hours be inspected or obtained free of charge, at any time prior to the ordinary scheme meeting or any adjournment thereof, at the registered office of the Applicant, at Edgardale, 1 Press Avenue, Crown Mines, Johannesburg, 2092.

Each ordinary scheme member who holds certificated ordinary shares in the Applicant ("**certificated ordinary scheme member**") or who holds dematerialised ordinary shares in the Applicant through a Central Securities Depository Participant ("**CSDP**") or broker with "own-name" registration ("**dematerialised own name ordinary scheme member**") may attend, speak and vote in person at the ordinary scheme meeting or any adjournment thereof, or may appoint any other person or persons (who need not be shareholders of the Applicant) as a proxy or proxies to attend, speak and vote, or abstain from voting at the ordinary scheme meeting or any adjournment thereof in the place of such certificated ordinary scheme member or dematerialised own name ordinary scheme member.

Each form of proxy should be completed and signed in accordance with the instructions contained therein and lodged with or posted to the Applicant's transfer secretaries, Link Market Services South Africa (Proprietary) Limited, 11 Diagonal Street, Johannesburg, 2001 (PO Box 4844, Johannesburg, 2000), so as to be received by not later than 09:00 on Friday, 13 April 2007 or on the business day immediately preceding any adjourned ordinary scheme meeting, or handed to the chairperson no later than 10 (ten) minutes before the time for which the ordinary scheme meeting has been convened.

Each ordinary scheme member who holds dematerialised ordinary shares in the Applicant through a CSDP or broker, who wishes to attend, speak and vote at the ordinary scheme meeting or adjourned ordinary scheme meeting, in person or by proxy should: (a) timeously inform his CSDP or broker of his intention to attend and vote in person at the ordinary scheme meeting or adjourned ordinary scheme meeting or be represented by proxy thereat in order for the CSDP or broker to issue him with the necessary authorisation to do so; or (b) timeously provide his CSDP or broker with his voting instruction in terms of their custody agreement should he not wish to attend the ordinary scheme meeting in person, in order for the CSDP or broker to vote in accordance with his instructions at the ordinary scheme meeting.

Where there are joint holders of the Applicant's ordinary shares, any one of such persons may vote at the ordinary scheme meeting in respect of those ordinary shares as if such joint holder was solely entitled thereto, but if more than one of the joint holders is present or represented at the ordinary scheme meeting, then the joint holder whose name appears first in the Applicant's register of members in respect of such ordinary shares (or his proxy) will be entitled to vote in respect of those shares at the ordinary scheme meeting. If more than one proxy is appointed on a single proxy, then only one of these proxies (in order of appointment) will be entitled to exercise that proxy.

In terms of the Order of Court, the chairperson must report the result thereof to the Court on Tuesday, 24 April 2007 at 10:00 or so soon thereafter as Counsel may be heard. A copy of the chairperson's report to the Court will be available, free of charge, to any ordinary scheme member on request, at the registered office of the Applicant during normal business hours for at least 7 (seven) calendar days prior to Tuesday, 24 April 2007 or, any extension of such date.

Mervyn Taback
Chairperson of the ordinary scheme meeting

WERKSMANS INCORPORATED
Applicant's Attorneys
155, 5th Street
Sandown
Sandton, 2196

Edgars Consolidated Stores Limited

(Incorporated in the Republic of South Africa)
(Registration number 1946/022751/06)
JSE share code: ECO ISIN: ZAE000068649
NSX share code: ECN

Elephant Acquisition (BC) (Proprietary) Limited

(formerly known as Main Street 522 (Proprietary) Limited)
(Incorporated in the Republic of South Africa)
(Registration number 2007/000518/07)

EXPLANATORY STATEMENT

ON THE EFFECTS OF THE ORDINARY SCHEME IN TERMS OF SECTION 312(1)(a)(i) OF THE COMPANIES ACT

The definitions and interpretation set out on pages 11 to 16 of this document apply throughout this explanatory statement.

1. INTRODUCTION

1.1 It was released on SENS on Thursday, 8 February 2007 that Newco had submitted to the board a firm intention to make an offer to acquire the entire issued ordinary share capital of Edcon, other than the excluded shares, and the entire issued preference share capital of Edcon.

1.2 The offer is to be implemented by way of two separate schemes of arrangement (i.e. the ordinary scheme and the preference scheme) in terms of section 311 of the Companies Act proposed by Newco between Edcon and its shareholders, other than the excluded shareholders. The implementation of the ordinary scheme is not conditional on the implementation of the preference scheme and *vice versa*.

1.3 Following the implementation of the ordinary scheme and the preference scheme and, save for the treasury shares held by United Retail Limited and the "A" ordinary shares held by the Edcon staff empowerment trust, all of the issued shares in Edcon will be held by Newco and the listing of the entire issued ordinary and entire issued preference share capital of Edcon on the JSE and the listing of the entire issued ordinary share capital of Edcon on the NSX will be terminated. If the ordinary scheme is implemented, but the preference scheme is not implemented and the preference general offer is not made, the preference shares will remain listed on the JSE. Similarly, if the ordinary scheme is not implemented and the ordinary general offer is not made, but the preference scheme is implemented, the ordinary shares will remain listed on the JSE and NSX.

1.4 The purpose of this document is to provide ordinary shareholders with all the information pertinent to the ordinary scheme in accordance with the requirements of the Companies Act, the SRP, the JSE and NSX. The information pertinent to the preference scheme is set out in a separate document which has been posted to preference shareholders simultaneously with this document, and can be obtained, free of charge, on request by ordinary shareholders during business hours at the registered office of Edcon.

1.5 This explanatory statement sets out the reasons for and the effects and procedures of the ordinary scheme and does not constitute the ordinary scheme itself. The ordinary scheme *(yellow)* is set out in full in the section commencing on page 24 of this document. For a full understanding of the detailed terms and conditions of the ordinary scheme, the ordinary scheme should be read in its entirety.

2. THE ORDINARY SCHEME

2.1 Rationale for the ordinary scheme

2.1.1 Newco wishes to acquire ownership of, and control over, Edcon with the ultimate purpose of acquiring effective ownership and control over the business and all the operating assets of Edcon.

2.1.2 The rationale for the ordinary scheme is to provide Edcon ordinary shareholders with the opportunity to realise significant value for their investment. In the view of the board, the ordinary scheme consideration reflects full value for the strong competitive position and future growth prospects of Edcon and represents a significant premium to the price at which Edcon ordinary shares have previously traded on the JSE, being a premium of:

2.1.2.1 51,3% to the closing price of an Edcon ordinary share on the JSE of R30,40 on 16 October 2006, being the last trading day before the publication of the first cautionary announcement in relation to the offer; and

2.1.2.2 61,6% to the 30-day VWAP, up to and including 16 October 2006, being R28,47.

2.2 Nature and mechanics of a scheme of arrangement

2.2.1 In terms of section 311 of the Companies Act, a scheme of arrangement between a company and its members (or any class of its members), will become binding on that company and all members of the relevant class (whether or not such member agrees with the scheme of arrangement and is willing to be bound) if:

2.2.1.1 a meeting of members has been summoned in a manner directed by the Court;

2.2.1.2 the scheme of arrangement is agreed to by a majority representing not less than three-fourths of the votes exercised by members present and voting, either in person or by proxy, at such meeting;

2.2.1.3 after such approval, the scheme of arrangement is sanctioned by the Court at an open hearing;

2.2.1.4 the Order of Court sanctioning the scheme of arrangement is lodged with, and registered by, the Registrar.

2.2.2 The Court has granted an Order (a copy of which is set out on pages 80 to 83 of this document) in terms of which a scheme meeting of Edcon ordinary shareholders is to be convened to consider the ordinary scheme.

2.3 Procedure

2.3.1 ***The ordinary scheme meeting***

2.3.1.1 The ordinary scheme will be put to a vote at the ordinary scheme meeting to be held at 09:00 at Edgardale, 1 Press Avenue, Crown Mines, Johannesburg, 2092 on Monday, 16 April 2007 or at any adjournment thereof. The notice convening the ordinary scheme meeting is set out on pages 17 and 18 of this document.

2.3.1.2 Each certificated ordinary scheme member or own-name dematerialised ordinary scheme member who is recorded in the register on the voting record date, may attend, speak and vote at the ordinary scheme meeting in person or appoint a proxy (including the chairperson of the ordinary scheme meeting) to represent him at the ordinary scheme meeting.

2.3.1.3 Each certificated ordinary scheme member or own-name dematerialised ordinary scheme member wishing to vote by proxy at the ordinary scheme meeting, should complete and sign the form of proxy *(green)* in accordance with the instructions contained therein and post such form of proxy *(green)* to, or lodge it with, the transfer secretaries so as to be received not later than 09:00 on Friday, 13 April 2007 or the business day immediately preceding any adjourned ordinary scheme

meeting. Alternatively, the form of proxy *(green)* may be handed to the chairperson of the ordinary scheme meeting not less than ten minutes before the time for which the ordinary scheme meeting or any adjournment thereof has been convened. Notwithstanding the aforegoing, the chairperson of the ordinary scheme meeting (or any adjourned ordinary scheme meeting) may approve, in the chairperson's discretion, the use of any other form of proxy.

2.3.1.4 **Ordinary scheme members who oppose the ordinary scheme may:**

2.3.1.4.1 **vote against the ordinary scheme, either in person or by proxy; and/or**

2.3.1.4.2 **voice their opinions at the ordinary scheme meeting; and/or**

2.3.1.4.3 **make representations to the Court (if the ordinary scheme is approved at the ordinary scheme meeting by the requisite majority) at the time of the Court hearing referred to in paragraph 2.3.2 below as to why the ordinary scheme should not be sanctioned.**

2.3.1.5 Each dematerialised ordinary scheme member, who wishes to attend and vote at the ordinary scheme meeting in person or by proxy should: (a) timeously inform his CSDP or broker of his intention to attend and vote in person at the ordinary scheme meeting or to be represented by proxy thereat in order for the CSDP or broker to issue him with the necessary authorisation to do so; or (b) timeously provide his CSDP or broker with his voting instruction in terms of their custody agreement should he not wish to attend the ordinary scheme meeting in person, in order for the CSDP or broker to vote in accordance with his instructions at the ordinary scheme meeting.

2.3.2 ***Court hearing***

2.3.2.1 If the ordinary scheme is approved by the requisite majority of ordinary scheme members at the ordinary scheme meeting, application will be made to the Court to sanction the ordinary scheme at 10:00, or so soon thereafter as the matter may be heard, on Tuesday, 24 April 2007. The Court is located at the High Court Building, Von Brandis Square, corner Pritchard and Von Brandis Streets, Johannesburg.

2.3.2.2 **The ordinary scheme members are entitled to attend the Court hearing to sanction the ordinary scheme in person, or to be represented by Counsel and to be heard concerning any objections they may have to the ordinary scheme.**

2.3.2.3 It is possible that, when application is made to Court to sanction the ordinary scheme, the ordinary scheme may still be subject to the approval of the competition authorities (as referred to in paragraph 5 of the ordinary scheme). In such event, Edcon will request the Court to sanction the ordinary scheme subject to the fulfilment of the applicable condition precedent relating to the approval of the competition authorities.

2.3.2.4 If the Court sanctions the ordinary scheme, the Order of Court sanctioning the ordinary scheme will be lodged with the Registrar for registration. When the Order of Court is registered and all conditions precedent have been fulfilled, which is expected to occur on Thursday, 26 April 2007, the ordinary scheme will become binding on all ordinary scheme participants, including those who voted against the ordinary scheme or who did not attend or vote at the ordinary scheme meeting.

2.4 Effects of the ordinary scheme

2.4.1 If the ordinary scheme becomes operative:

2.4.1.1 ordinary scheme participants shall be deemed, with effect from the operative date, to have disposed of all of their ordinary shares to Newco;

2.4.1.2 ordinary scheme participants shall become entitled to receive the ordinary scheme consideration; and

2.4.1.3 the listing of the ordinary shares on the JSE and NSX will be terminated.

2.4.2 Edcon will procure:

2.4.2.1 the transfer of the ordinary scheme shares to Newco on behalf of each ordinary scheme participant;

2.4.2.2 registration of the certificated ordinary scheme shares disposed of by the certificated ordinary scheme participants in the name of Newco or its nominee;

2.4.2.3 the collection on behalf of each ordinary scheme participant of the ordinary scheme consideration from Newco and the payment of the ordinary scheme consideration to each ordinary scheme participant in accordance with the provisions of the ordinary scheme.

2.5 **Procedures for surrender of document(s) of title and the settlement of ordinary scheme consideration**

The procedures for surrender of document(s) of title and the settlement of ordinary scheme consideration are set out in detail in paragraphs 6 to 9 of the ordinary scheme.

3. CONDITIONS PRECEDENT

3.1 The ordinary scheme is subject to the fulfilment of the following conditions precedent by Friday, 17 August 2007; provided that Edcon and Newco shall be entitled to extend this date by agreement at any time before Friday, 17 August 2007:

3.1.1 the ordinary scheme being approved at the ordinary scheme meeting by a majority representing not less than three-fourths of the votes exercisable by the ordinary scheme members present and voting, either in person or by proxy, at the ordinary scheme meeting or any adjournment thereof;

3.1.2 the Court sanctioning the ordinary scheme;

3.1.3 a certified copy of the Order of Court sanctioning the ordinary scheme being registered by the Registrar in terms of the Companies Act;

3.1.4 the competition authorities approving the offer in terms of the Competition Act, either unconditionally or subject to such conditions as may be acceptable to Newco; and

3.1.5 any other regulatory approvals or consents necessary to implement the offer being obtained, including but not limited to approvals from the Exchange Control Division of the South African Reserve Bank (in respect of the offer and the interim and permanent funding secured by the Newco group).

3.2 The implementation of the ordinary scheme is not conditional on the implementation of the preference scheme and *vice versa*.

3.3 If Edcon and Newco extend the date for fulfilment of the conditions precedent as contemplated above, Edcon will advise Edcon ordinary shareholders of this fact by way of a release on SENS and publication in the press.

3.4 Edcon has undertaken to release on SENS, and publish in the press, as soon as practicable, details of the fulfilment or non-fulfilment of the conditions precedent referred to above.

4. FUNDING THE ORDINARY SCHEME CONSIDERATION

4.1 The aggregate ordinary scheme consideration will be funded by a combination of equity funding provided by Bain Capital and debt funding provided by a consortium of banks, including Barclays Capital (a division of Barclays Bank PLC) and ABSA Capital (a division of ABSA Bank Limited). The debt funding is to be provided under a short-term bridge facility, which is fully underwritten by Barclays Bank PLC and ABSA Bank Limited.

4.2 In terms of Rule 2.3.2(b) and Rule 21.7 of the Code, Citigroup Global Markets (Pty) Limited has provided the SRP with the necessary cash confirmation letter.

5. NON-SOUTH AFRICAN ORDINARY SHAREHOLDERS

As regards ordinary scheme participants resident in, or citizens of, jurisdictions outside of South Africa ("**overseas ordinary scheme participants**"), the ordinary scheme may be affected by the laws of the relevant jurisdictions. Such overseas ordinary scheme participants should inform themselves about and observe any applicable legal requirements. It is the responsibility of the overseas ordinary scheme participants to satisfy themselves as to the full observance of such laws including the obtaining of any governmental, Exchange Control or other consents which may be required or the compliance with any other necessary formalities which are required to be observed and the payment of any transfer or other taxes due in such jurisdictions.

For and on behalf of the board

EDGARS CONSOLIDATED STORES LIMITED

A J Aaron
Director

Johannesburg
16 March 2007

For and on behalf of the board

ELEPHANT ACQUISITION (BC) (PROPRIETARY) LIMITED

S Zide
Director

Johannesburg
16 March 2007

Edcon

Edgars Consolidated Stores Limited

(Incorporated in the Republic of South Africa)
(Registration number 1946/022751/06)
JSE share code: ECO ISIN: ZAE000068649
NSX share code: ECN

Elephant Acquisition (BC) (Proprietary) Limited

(formerly known as Main Street 522 (Proprietary) Limited)

(Incorporated in the Republic of South Africa)
(Registration number 2007/000518/07)

THE ORDINARY SCHEME OF ARRANGEMENT

IN TERMS OF SECTION 311 OF THE COMPANIES ACT

1. DEFINITIONS AND INTERPRETATION

"30-day VWAP"	the 30-trading day volume weighted average price per ordinary share traded on the JSE;
""A" ordinary shares" or "Edcon "A" ordinary shares"	the "A" ordinary shares with a par value of R0,01 each in the issued share capital of Edcon;
"Bain Capital"	investment funds managed by Bain Capital Investors, LLC and its affiliates;
"board"	the board of directors of Edcon from time to time;
"broker"	any person registered as a "broking member (equities)" in terms of the Rules of the JSE made in accordance with the provisions of the Securities Services Act;
"business day"	any day other than a Saturday, Sunday or official public holiday in South Africa;
"certificated ordinary scheme members"	ordinary scheme members who hold certificated ordinary shares;
"certificated ordinary scheme participants"	ordinary scheme participants who hold certificated ordinary shares;
"certificated ordinary shareholders"	holders of certificated ordinary shares;
"certificated ordinary shares"	ordinary shares which have not yet been dematerialised, title to which is represented by a share certificate or other document(s) of title;
"CGT"	Capital Gains Tax as levied in terms of Schedule 8 to the Income Tax Act, 1962 (Act 58 of 1962), as amended;
"Code"	the Securities Regulation Code on Take-overs and Mergers established by the SRP in terms of section 440C of the Companies Act;
"common monetary area"	South Africa, the Republic of Namibia and the Kingdoms of Lesotho and Swaziland;
"Companies Act"	the Companies Act, 1973 (Act 61 of 1973), as amended;
"Competition Act"	the Competition Act, 1998 (Act 89 of 1998) as amended;
"competition authorities"	The Competition Commission, Competition Tribunal and/or Competition Appeal Court established in terms of the Competition Act;

"conditions precedent"	the conditions precedent to which the ordinary scheme is subject, as set out in paragraph 5 of the ordinary scheme;
"consideration record date"	the latest date and time for ordinary shareholders to be recorded in the register in order to receive the ordinary scheme consideration, being 17:00 on the business day preceding the operative date, which business day is expected to be on Friday, 4 May 2007;
"Court"	the High Court of South Africa (Witwatersrand Local Division), which is located at the High Court Building, Von Brandis Square, corner Pritchard and Von Brandis Streets, Johannesburg;
"CSDP"	a Central Securities Depository Participant, accepted as a participant in terms of the Securities Services Act;
"dematerialisation"	the process by which shares held by certificated shareholders are converted or held in electronic form as uncertificated shares and recorded in the sub-register of shareholders maintained by a CSDP;
"dematerialised ordinary scheme members"	ordinary scheme members who hold dematerialised ordinary shares;
"dematerialised ordinary scheme participants"	ordinary scheme participants who hold dematerialised ordinary shares;
"dematerialised ordinary shareholders"	holders of dematerialised ordinary shares;
"dematerialised ordinary shares"	those ordinary shares which have been dematerialised in terms of the requirements of STRATE and are held in electronic form;
"document"	this bound circular, dated Friday, 16 March 2007, including its annexures, attachments and forms;
"Edcon group"	Edcon and its subsidiaries from time to time;
"Edcon shareholders"	collectively, ordinary shareholders and preference shareholders;
"Edcon staff empowerment trust"	The Edcon Staff Empowerment Trust (Master's reference number 4675/05);
"Edcon staff incentive scheme"	The Edgars Stores Limited Executive Share Incentive Scheme, administered through the Edcon staff share trust;
"Edcon staff incentive scheme participants"	those persons who hold rights under the terms of the Edcon staff incentive scheme to acquire Edcon ordinary shares;
"Edcon staff share trust"	The Edgars Stores Limited Staff Share Trust (Master's reference number 1167/93);
"emigrant"	any emigrant from the common monetary area whose address is outside the common monetary area;
"Exchange Control Regulations"	the Exchange Control Regulations, 1961, as amended, made in terms of section 9 of the Currency and Exchanges Act, 1933 (Act 9 of 1933), as amended;
"excluded shareholders"	collectively, the Edcon staff empowerment trust and United Retail Limited;
"excluded shares"	collectively the "A" ordinary shares held by the Edcon staff empowerment trust and the ordinary shares held by United Retail Limited;
"existing staff empowerment scheme"	the staff empowerment scheme established by Edcon for the benefit of certain of its employees, as described in the circular to Edcon's shareholders dated 17 June 2005;
"explanatory statement"	the explanatory statement in terms of section 312(1)(a)(i) of the Companies Act, which forms part of this document;

"firm intention announcement"	the announcement of the firm intention of Newco to make an offer to acquire the entire issued ordinary share capital of Edcon, other than the excluded shares, and the entire issued preference share capital of Edcon pursuant to the ordinary scheme and the preference scheme, released on SENS on Thursday, 8 February 2007;
"form of proxy *(green)*"	the form of proxy for the ordinary scheme meeting attached to this document, for use by certificated ordinary shareholders and own-name dematerialised ordinary shareholders only;
"form of acceptance, surrender and transfer *(white)*"	form of acceptance, surrender and transfer attached to this document, for use by certificated ordinary shareholders only;
"Holdco"	Elephant Acquisition Holdings (Proprietary) Limited (formerly known as Lexshell 718 Investments (Proprietary) Limited) (registration number 2006/036903/07), a private company incorporated in accordance with the laws of South Africa and the holding company of Newco;
"JSE"	JSE Limited (registration number 2005/022939/06), a public company incorporated in South Africa, licensed as an exchange under the Securities Services Act;
"key management"	certain executive members of management of Edcon, including Messrs S R Binnie, M R Bower, U Ferndale and S M Ross, who will invest in the management trusts;
"last practicable date"	the last practicable date prior to the finalisation of this document, being Monday, 12 March 2007;
"management subscription agreements"	the agreements concluded or to be concluded between Holdco and the management trusts in terms of which the management trusts shall subscribe for shares in Holdco;
"management trusts"	the trusts to be formed for the benefit of, *inter alia*, key management which will enter into the management subscription agreements;
"Newco"	Elephant Acquisition (BC) (Proprietary) Limited (formerly known as Main Street 522 (Proprietary) Limited) (registration number 2007/000518/07), a private company incorporated in accordance with the laws of South Africa, a wholly-owned subsidiary of Holdco, which is ultimately controlled by Bain Capital;
"Newco board"	the board of directors of Newco from time to time;
"Newco group"	Holdco and its subsidiaries from time to time;
"NSX"	the Namibian Stock Exchange;
"offer"	the offer by Newco to acquire the entire issued ordinary share capital, other than the excluded shares, and the entire issued preference share capital of Edcon, as more fully described in the firm intention announcement;
"operative date"	the date on which the ordinary scheme will become operative, which operative date will be notified to ordinary shareholders by way of a release on SENS and publication in the press, and which is expected to be Monday, 7 May 2007;
"ordinary general offer"	the ordinary general offer by Newco to the ordinary offerees (as defined in Annexure IV), which ordinary general offer may, if Newco so elects, subject to the conditions precedent to which such ordinary general offer is subject, be made only if it is announced on SENS and in the press that the ordinary scheme will not proceed and accordingly that the ordinary scheme will not become operative for

	any reason, other than the failure to obtain any necessary regulatory approvals (excluding the failure of the Court to sanction the ordinary scheme);
"ordinary scheme" or "ordinary scheme of arrangement"	the scheme of arrangement in terms of section 311 of the Companies Act proposed by Newco between Edcon and the ordinary shareholders, other than the excluded shareholders, in terms of which Newco will acquire the ordinary scheme shares and in exchange the ordinary scheme participants will receive the ordinary scheme consideration;
"ordinary scheme consideration"	the cash consideration to be received by each ordinary scheme participant for each ordinary scheme share held by him/her in terms of the ordinary scheme, being R46,00 per ordinary share;
"ordinary scheme meeting"	the meeting of ordinary scheme members to be convened by the Court in terms of section 311 of the Companies Act to be held at 09:00 at Edgardale, 1 Press Avenue, Crown Mines, 2092 on Monday, 16 April 2007 or any adjournment thereof, to consider and, if thought fit, agree to the ordinary scheme;
"ordinary scheme members"	ordinary shareholders, other than the excluded shareholders, recorded in the register as such on the voting record date, and who are therefore entitled to attend and vote at the ordinary scheme meeting;
"ordinary scheme participants"	ordinary shareholders, other than the excluded shareholders, recorded in the register as such on the consideration record date, and who are therefore entitled to receive the ordinary scheme consideration;
"ordinary scheme shares"	all ordinary shares held by ordinary scheme participants on the consideration record date;
"ordinary shareholders" or "Edcon ordinary shareholders"	the registered holders of ordinary shares;
"ordinary shares" or "Edcon ordinary shares"	the ordinary shares with a par value of R0,01 each in the issued share capital of Edcon;
"own-name dematerialised ordinary shareholders"	ordinary shareholders who have instructed the CSDP to hold their dematerialised shares in their own name on the sub-register (the list of dematerialised ordinary shareholders maintained by the CSDP and forming part of Edcon's register of ordinary shareholders);
"preference general offer"	the preference general offer by Newco to the preference shareholders, which preference general offer may, if Newco so elects, subject to the conditions precedent to which such preference general offer is subject, be made only if it is released on SENS and published in the press that the preference scheme will not proceed and accordingly that the preference scheme will not become operative for any reason, other than the failure to obtain any necessary regulatory approvals (excluding the failure of the Court to sanction the preference scheme);
"preference scheme" or "preference scheme of arrangement"	the scheme of arrangement in terms of section 311 of the Companies Act proposed by Newco between Edcon and the preference shareholders, in terms of which Newco will acquire entire the issued preference share capital of Edcon and in exchange the preference shareholders will receive R2,00 for each preference share held by them;
"preference shareholders" or "Edcon preference shareholders"	the registered holders of preference shares;

"preference shares" or Edcon preference shares"	the 150 000 6% cumulative preference shares with a par value of R2,00 each in the issued share capital of Edcon;
"PricewaterhouseCoopers"	PricewaterhouseCoopers Corporate Finance (Proprietary) Limited (registration number 1970/063711/07), a private company incorporated in accordance with the laws of South Africa;
"Rand" or "R"	South African Rand, the official currency of South Africa;
"register"	the register of certificated ordinary shareholders maintained by Edcon and the sub-register of dematerialised ordinary shareholders maintained by the relevant CSDPs in terms of sections 105 and 91A, respectively, of the Companies Act;
"Registrar"	the Registrar of Companies in South Africa;
"restricted period"	the period commencing six months prior to 17 October 2006, being the date of publication of the first cautionary announcement in respect of the offer and ending on the last practicable date;
"Securities Services Act"	the Securities Services Act, 2004 (Act 36 of 2004), as amended;
"SENS"	the Securities Exchange News Service of the JSE;
"South Africa" or "RSA"	the Republic of South Africa;
"SRP"	the South African Securities Regulation Panel, established in terms of section 440B of the Companies Act;
"stamp duty"	the duty leviable in terms of Item 15(3) of Schedule 1 to the Stamp Duties Act, 1968 (Act 77 of 1968), as amended;
"STRATE"	STRATE Limited (registration number 1998/022242/06), a public company incorporated in South Africa, which is a licensed central securities depository in terms of the Securities Services Act which is responsible for the electronic settlement system used by the JSE;
"subsidiary"	a subsidiary company as defined in terms of the Companies Act;
"United Retail Limited"	United Retail Limited (registration number 1946/020392/06), a company incorporated in accordance with the laws of South Africa and which is a wholly-owned subsidiary of Edcon;
"transfer secretaries"	Link Market Services South Africa (Proprietary) Limited (registration number 2000/007239/07), a private company incorporated in accordance with the laws of South Africa; and
"voting record date"	the latest time and date for ordinary shareholders to be recorded in the register in order to be entitled to vote at the ordinary scheme meeting, being 17:00 on the business day which is two business days before the ordinary scheme meeting, which business day is expected to be Thursday, 12 April 2007.

2. SHARE CAPITAL OF EDCON

The authorised and issued share capital and share premium account of Edcon at the last practicable date is set out below:

	R'000
Authorised share capital	
720 000 000 ordinary shares of R0,01 each	7 200
150 000 6% preference shares of R2,00 each	300
65 000 000 "A" ordinary shares of R0,01 each	650
15 000 000 "B" preference shares of R0,01 each	150
Total authorised share capital	8 300
Issued share capital	
566 133 829 ordinary shares of R0,01 each	5 661
150 000 6% preference shares of R2,00 each	300
56 500 000 "A" ordinary shares of R0,01 each	565
Share premium account	412 312
Total issued share capital and share premium	418 838
Total effective issued ordinary share capital (excluding treasury shares)	5 144

Notes:

1. 51 700 140 ordinary shares are held by United Retail Limited as treasury shares.
2. In accordance with paragraph 8 of the additional information section which commences on page 45 of this document, Edcon may, after the last practicable date but before the last day to trade to be recorded in the register on the voting record date, be required to issue a maximum of a further 29 168 271 ordinary shares for Edcon staff incentive scheme participants who have exercised their rights under the Edcon staff incentive scheme. The rights will first be settled out of the 10 603 955 ordinary shares held by the Edcon staff share trust.

3. THE OBJECT OF THE ORDINARY SCHEME

The object of the ordinary scheme is to procure that the ordinary scheme shares are acquired by Newco from the ordinary scheme participants in return for the ordinary scheme consideration. As a result of the ordinary scheme, all of the ordinary shares, save for the excluded shares, will be held by Newco and the listing of the ordinary shares on the JSE and NSX will be terminated. The preference shares, which are listed on the JSE, are the subject of the preference scheme and the "A" ordinary shares, which are unlisted, are to be dealt with pursuant to the arrangement referred to in paragraph 9 of the additional information section which commences on page 45 of this document.

4. THE ORDINARY SCHEME

4.1 If the ordinary scheme is approved in terms of the Companies Act at the ordinary scheme meeting, then Edcon will apply to the Court for an Order sanctioning the ordinary scheme. If such order is granted, and such order is registered by the Registrar in terms of the Companies Act, ordinary scheme participants shall, in terms of the ordinary scheme and with effect from the operative date be deemed to have:

4.1.1 disposed of their ordinary scheme shares to Newco, which shall be deemed to have acquired such ordinary scheme shares, in exchange for the delivery by Newco of the ordinary scheme consideration to Edcon as contemplated in paragraph 7 below;

4.1.2 authorised Edcon to cause the ordinary scheme shares to be transferred and registered in the name of Newco on or at any time after the operative date;

4.1.3 authorised Edcon to collect the ordinary scheme consideration from Newco, and procure that such ordinary scheme consideration is paid to the ordinary scheme participants in accordance with the terms of the ordinary scheme.

4.2 Should the ordinary scheme become operative, ordinary scheme participants will be entitled to receive, from Edcon only, in terms of paragraphs 6 and 7 below, the ordinary scheme consideration.

4.3 Certificated ordinary scheme participants will be obliged to surrender their document(s) of title to the transfer secretaries, under cover of the form of acceptance, surrender and transfer *(white)* in order to receive the ordinary scheme consideration. No action regarding the surrender of document(s) of title is required from dematerialised ordinary scheme participants.

4.4 Against the surrender by certificated ordinary scheme participants of their document(s) of title in respect of their ordinary scheme shares, or upon confirmation being received that the ordinary scheme shares have been delivered electronically to Newco, the ordinary scheme consideration will be posted or transferred to the ordinary scheme participants concerned in terms of paragraphs 6 and 7 below.

4.5 Edcon will administer and effect payment of the ordinary scheme consideration to the ordinary scheme participants. Edcon, as principal, will, subject to the provisions of paragraph 7 below, be obliged to surrender to Newco all the ordinary scheme shares in certificated or dematerialised form, provided that Newco has complied with its obligations in terms of paragraph 4.6 below and Edcon will also be obliged, at the request of Newco, to transfer and register, or procure the transfer and registration of, the ordinary scheme shares in the name of Newco or its nominee.

4.6 Newco will timeously provide Edcon with the requisite funds so as to enable Edcon to settle the ordinary scheme consideration which is payable to the ordinary scheme participants in accordance with the ordinary scheme. Newco will deliver the aforesaid ordinary scheme consideration to Edcon, as principal, or to Edcon's agent, on or before the operative date, it being recorded that the settlement of such ordinary scheme consideration due to ordinary scheme participants will be effected exclusively by Edcon or the transfer secretaries as agent of Edcon.

4.7 Ordinary scheme participants are referred to paragraphs 6 and 7 below, which set out in detail the bases on, and the manner in, which the ordinary scheme consideration will be paid.

4.8 Document(s) of title held by certificated ordinary scheme participants in respect of the ordinary scheme shares will cease to be of any value and shall not be good for delivery from the operative date, other than for surrender in terms of paragraph 9 below.

4.9 With effect from the operative date, the transfer secretaries will irrevocably be deemed to be the attorney and agent *in rem suam* of all ordinary scheme participants to implement the transfer of all their ordinary scheme shares and to sign any instrument of transfer in respect thereof or any other documents required to implement the ordinary scheme.

4.10 Each dematerialised ordinary scheme participant irrevocably and *in rem suam* authorises Edcon, with power of substitution, to instruct the dematerialised ordinary scheme participant's CSDP to cause the dematerialised ordinary scheme shares disposed of by the dematerialised ordinary scheme participant in terms of the ordinary scheme to be transferred in terms of section 91A(4)(a) of the Companies Act to Newco or its nominee in accordance with the requirements of the ordinary scheme, to do all such things and take all such steps as Edcon in its discretion considers necessary in order to effect that transfer and to collect, or procure that the transfer secretaries, as agent for and on behalf of Edcon, collect, the total ordinary scheme consideration from Newco for distribution to the relevant CSDPs.

4.11 Delivery by Newco to Edcon, as principal, or Edcon's agent, of the ordinary scheme consideration shall be the sole and exclusive manner of discharge by Newco of its obligations in respect of the ordinary scheme consideration.

4.12 The rights of the ordinary scheme participants to receive the ordinary scheme consideration will be rights enforceable by ordinary scheme participants against Edcon only. Ordinary scheme participants will, in turn, be entitled to require Edcon to enforce its rights in terms of the ordinary scheme against Newco.

4.13 Edcon undertakes in favour of ordinary scheme participants to enforce all its rights in terms of the ordinary scheme against Newco.

5. CONDITIONS PRECEDENT

5.1 The ordinary scheme is subject to the fulfilment of the following conditions precedent by Friday, 17 August 2007; provided that Edcon and Newco shall be entitled to extend this date by agreement at any time before Friday, 17 August 2007:

5.1.1 the ordinary scheme being approved at the ordinary scheme meeting by a majority representing not less than three-fourths of the votes exercisable by the ordinary scheme members present and voting, either in person or by proxy, at the ordinary scheme meeting or any adjournment thereof;

5.1.2 the Court sanctioning the ordinary scheme;

5.1.3 a certified copy of the Order of Court sanctioning the ordinary scheme being registered by the Registrar in terms of the Companies Act;

5.1.4 the competition authorities approving the offer in terms of the Competition Act, either unconditionally or subject to such conditions as may be acceptable to Newco; and

5.1.5 any other regulatory approvals or consents necessary to implement the offer being obtained, including but not limited to approvals from the Exchange Control Division of the South African Reserve Bank (in respect of the offer and the interim and permanent funding secured by the Newco group).

5.2 The implementation of the ordinary scheme is not conditional on the implementation of the preference scheme and *vice versa*.

5.3 If Edcon and Newco extend the date for fulfilment of the conditions precedent as contemplated above, Edcon will advise Edcon ordinary shareholders of this fact by way of a release on SENS and publication in the press.

5.4 Edcon has undertaken to release on SENS and publish in the press, as soon as practicable, details of the fulfilment or non-fulfilment of the conditions precedent.

6. THE ORDINARY SCHEME CONSIDERATION

6.1 If the ordinary scheme becomes operative, ordinary scheme participants will be entitled to receive the ordinary scheme consideration in respect of each ordinary scheme share held by them on the consideration record date.

6.2 **The ordinary scheme consideration will not be increased by Newco, although it reserves its right to do so in the event of a competing offer. Further, Edcon will not be paying an ordinary dividend prior to the operative date and therefore the ordinary scheme consideration is cum dividend.**

7. SETTLEMENT OF ORDINARY SCHEME CONSIDERATION

7.1 Certificated ordinary scheme participants

7.1.1 The ordinary scheme consideration due to certificated ordinary scheme participants will be posted, by registered post, to the relevant certificated ordinary scheme participant, at such certificated ordinary scheme participant's risk, at his/her address specified in the form of acceptance, surrender and transfer *(white)*, or if there is no address on the form of acceptance, surrender and transfer *(white)*, to the address specified in the register. This will take place within five business days of the operative date, if the form of acceptance, surrender and transfer *(white)*, together with the relevant document(s) of title have been

properly surrendered to the transfer secretaries by the consideration record date of the ordinary scheme, or if the form of acceptance, surrender and transfer *(white)*, together with the relevant document(s) of title are surrendered to the transfer secretaries after the consideration record date, the cheques in settlement of the ordinary scheme consideration will be posted to the relevant certificated ordinary scheme participant within five business days of receipt by the transfer secretaries of the form of acceptance, surrender and transfer *(white)* together with the relevant document(s) of title.

7.1.2 Where, on or subsequent to the operative date, a person, who is not a registered holder of ordinary scheme shares on the consideration record date, tenders to the transfer secretaries document(s) of title together with a duly stamped form of acceptance, surrender and transfer *(white)*, purporting to have been executed by or on behalf of the registered holder of such ordinary scheme shares and, provided that the ordinary scheme consideration has not already been posted or delivered to the registered holder of the relevant ordinary scheme shares, such transfer may be accepted by Edcon as if it were a valid transfer to such person of the ordinary scheme shares concerned, provided that Edcon has, if so required by Edcon, been provided with an indemnity on terms acceptable to it in respect of such ordinary scheme consideration.

7.1.3 If the ordinary scheme consideration is not sent to certificated ordinary scheme participants entitled thereto because the relevant document(s) of title have not been properly surrendered or, if having been sent, are returned undelivered to the transfer secretaries, such ordinary scheme consideration will be held in escrow by Edcon (or by a third party nominated by it for that purpose) for a maximum period of three years from the operative date on behalf of and for the benefit of the relevant ordinary scheme participant until claimed against delivery of the relevant documents of title. If not claimed within a period of three years, such ordinary scheme consideration will be deemed to be forfeited to and for the benefit of Edcon, free of any encumbrance, lien or other claim. No interest will accrue or be paid on any amount payable to certificated ordinary scheme participants arising from the ordinary scheme consideration being so held in escrow. This paragraph does not apply to dematerialised ordinary shares held by ordinary scheme participants.

7.2 Dematerialised ordinary scheme participants

Dematerialised ordinary scheme participants will have their accounts with their CSDP or broker credited with the ordinary scheme consideration. Dematerialised ordinary scheme participants need not take any action as this will be done by their CSDP or broker.

8. NO SET-OFF OF ORDINARY SCHEME CONSIDERATION

The ordinary scheme consideration to which an ordinary scheme participant is entitled when the ordinary scheme becomes operative will be discharged in full in accordance with the terms of the ordinary scheme without regard to any lien, right of set-off, counter-claim or other analogous rights to which Newco may otherwise be, or claim to be, entitled against such ordinary scheme participant.

9. SURRENDER OF DOCUMENT(S) OF TITLE

If you wish to dematerialise your ordinary shares, please contact a CSDP or your broker. It should be noted that, subject to paragraph 9.1.5 below, you will only be able to dematerialise your ordinary shares prior to 12:00 on Wednesday, 25 April 2007.

9.1 Certificated ordinary scheme participants

9.1.1 Certificated ordinary scheme participants do not need to submit their document(s) of title for dematerialisation in order to be eligible to participate in the ordinary scheme.

9.1.2 Certificated ordinary scheme participants shall only be entitled to receive the ordinary scheme consideration once they have surrendered their document(s) of title.

9.1.3 A certificated *ordinary scheme participant* who wishes to anticipate the ordinary scheme becoming operative and thereby expedite receipt of the ordinary scheme consideration should complete the attached form of acceptance, surrender and transfer *(white)* and return it together with the relevant document(s) of title in accordance with the instructions contained therein to the transfer secretaries on or before 12:00 on Friday, 4 May 2007 or such later date as may be released on SENS or published in the press.

9.1.4 Alternatively, certificated ordinary scheme participants may wait until the ordinary scheme becomes operative, which is expected to be on Monday, 7 May 2007, and surrender their document(s) of title under cover of the completed form of acceptance, surrender and transfer *(white)* at that time.

9.1.5 The attention of certificated ordinary scheme participants is drawn to the fact that if they surrender their document(s) of title in advance of the implementation of the ordinary scheme, they will not be able to dematerialise and/or deal in their ordinary scheme shares on the JSE and NSX between the date of surrender and the operative date. However, the right to attend and vote at the ordinary scheme meeting will be unaffected.

9.1.6 No receipt will be issued for document(s) of title surrendered unless specifically requested. Persons requiring receipts must prepare receipts and forward them together with their document(s) of title surrendered.

9.1.7 Document(s) of title surrendered by certificated ordinary shareholders prior to the operative date in anticipation of the ordinary scheme becoming operative will be held in escrow on behalf of such certificated ordinary shareholders by the transfer secretaries. If the ordinary scheme does not become operative for any reason whatsoever, the transfer secretaries will (except where the certificated ordinary scheme participant concerned has elected to accept the ordinary general offer, if made) within five business days after the date upon which it becomes known that the ordinary scheme will not become operative, return the document(s) of title to the certificated ordinary shareholder concerned, by registered post, at the risk of such certificated ordinary shareholder, to the return address specified on the form of acceptance, surrender and transfer *(white)* or if no return address is specified on the form of acceptance, surrender and transfer *(white)*, to the address recorded in the register.

9.1.8 If document(s) of title relating to any ordinary scheme share to be surrendered are lost or destroyed and the relevant certificated ordinary shareholder produces evidence to this effect to Edcon's satisfaction, Edcon may, in its sole and absolute discretion, dispense with the surrender of document(s) of title requirements against provision of an acceptable indemnity, satisfactory to Edcon, the cost of which indemnity will be borne by the certificated ordinary scheme participant concerned, or may in its discretion waive such indemnity.

9.1.9 Document(s) of title held by certificated ordinary scheme participants in respect of the ordinary scheme shares will cease to be of any value and shall not be good for delivery from the operative date, other than for surrender.

9.2 Dematerialised ordinary scheme participants

The provisions of paragraph 9.1 above do not apply to dematerialised ordinary scheme participants. Dematerialised ordinary scheme participants need not take any action regarding the surrender of their document(s) of title (if any) once the ordinary scheme becomes operative as the process will be handled by the relevant CSDP or broker in terms of the custody agreement entered into between each dematerialised ordinary scheme participant and his/her CSDP or broker.

10. *EXCHANGE CONTROL REGULATIONS*

The following is a summary of the Exchange Control Regulations insofar as they have application to ordinary scheme participants. If in doubt, ordinary scheme participants should consult their professional advisers as soon as possible.

10.1 **Residents from the common monetary area**

In the case of:

10.1.1 certificated ordinary scheme participants whose registered addresses in the register are within the common monetary area and whose document(s) of title are not restrictively endorsed in terms of the Exchange Control Regulations, the ordinary scheme consideration will be posted or electronically transferred to such ordinary scheme participants, in accordance with paragraph 7 above; or

10.1.2 dematerialised ordinary scheme participants whose registered addresses in the register are within the common monetary area and have not been restrictively designated in terms of the Exchange Control Regulations, the ordinary scheme consideration will be credited directly to the accounts nominated for the relevant ordinary scheme participants by their duly appointed CSDP or broker in terms of the provisions of the custody agreement with their CSDP or broker.

10.2 **Emigrants from the common monetary area**

The ordinary scheme consideration accruing to the ordinary scheme participants who are emigrants will in the case of:

10.2.1 certificated ordinary scheme participants, be forwarded to the authorised dealers in foreign exchange in South Africa controlling such ordinary scheme participants' blocked assets. The attached form of acceptance, surrender and transfer *(white)* makes provision for the details of the authorised dealer concerned to be given; or

10.2.2 dematerialised ordinary scheme participants, be credited directly to the dematerialised ordinary scheme participants' blocked Rand bank accounts by their duly appointed CSDP or broker and held to the order of the authorised dealer in foreign exchange in South Africa controlling such ordinary scheme participants' blocked accounts.

10.3 **All other non-residents of the common monetary area**

The ordinary scheme consideration accruing to ordinary scheme participants whose registered addresses are outside the common monetary area will in the case of:

10.3.1 certificated ordinary scheme participants, be forwarded to the authorised dealer(s) in foreign exchange in South Africa nominated by such certificated ordinary scheme participant. It will be incumbent on the ordinary scheme participant concerned to instruct the nominated authorised dealer(s) as to their disposal of the amount concerned. The attached form of acceptance, surrender and transfer *(white)* makes provision for the nomination required; or

10.3.2 dematerialised ordinary scheme participants, be credited by their duly appointed CSDP or broker directly to the bank accounts nominated by the dematerialised ordinary scheme participants in terms of the provisions of the custody agreement with their CSDP or broker.

10.4 **Information not provided**

If the information regarding authorised dealers is not given or no instructions are provided, the ordinary scheme consideration will be held in escrow by the transfer secretaries for the ordinary scheme participant concerned, pending receipt of the necessary information or instructions. No interest will be paid on any cash amounts so held.

11. TAX IMPLICATIONS FOR ORDINARY SCHEME PARTICIPANTS

11.1 Ordinary scheme participants should seek advice from appropriate professional advisers if they are in any doubt whatsoever about their tax position and in particular to confirm how the general comments apply in their specific circumstances.

11.2 The information below sets out a general summary of the tax implications of the ordinary scheme for ordinary scheme participants resident or deemed to be resident in South Africa in respect of their ordinary scheme shares. The tax analysis is therefore not comprehensive or determinative.

11.3 If an ordinary scheme participant holds his ordinary scheme shares as an investment on capital account:

11.3.1 the sale and transfer of those ordinary scheme shares to Newco will be a disposal by the ordinary scheme participant for Capital Gains Tax ("**CGT**") purposes;

11.3.2 consequently, an ordinary scheme participant will realise a capital gain or a capital loss, being the difference between the base cost of those ordinary scheme shares and the proceeds received by or accrued in respect of those ordinary scheme shares;

11.3.3 the ordinary scheme participant's proceeds will be equal to the ordinary scheme consideration received. The base cost should be determined in accordance with the rules contained in the Eighth Schedule to the Income Tax Act, 58 of 1962, as amended ("**the CGT legislation**"). Different rules apply to ordinary scheme shares acquired before and after 1 October 2001. The applicable rules will depend on the circumstances of the ordinary scheme participants; and

11.3.4 in terms of the CGT legislation, an individual's total gains (or losses) are reduced by R12 500 per year. Broadly, this means that an ordinary scheme participant will not pay CGT on the first R12 500 of capital gain per year (including the gain from the ordinary scheme). Other gains or losses, arising from other transactions concluded in this tax year, if any, as well as any CGT loss carried forward from a previous tax year should be taken into account;

11.3.5 a person's taxable capital gain for the year of assessment, which should be included in taxable income, will in the case of:

11.3.5.1 a natural person or special trust (as defined in section 1 of the Income Tax Act) be 25%;

11.3.5.2 an insurer, in respect of its:

11.3.5.2.1 individual policyholder fund be 25%; and

11.3.5.2.2 untaxed policy holder fund be 0%; or

11.3.5.2.3 in any other case (e.g. a company, close corporation, trust insurer's company policyholder fund and corporate funds) be 50%

of that person's net capital gain for that year of assessment.

11.4 If the ordinary scheme participant holds his ordinary scheme shares as a share dealer or as part of a profit-making scheme, the ordinary scheme consideration will be subject to income tax in the hands of the ordinary scheme participant.

11.5 An ordinary scheme participant who is not a South African resident for tax purposes will, under certain circumstances, not be liable for the taxes set out above. Ordinary scheme participants who think that they may qualify as non-residents should consult with appropriate professional advisers to ascertain whether they are non-residents for tax purposes and whether and on what basis they will be liable for tax.

12. SUSPENSION AND TERMINATION OF LISTING OF THE ORDINARY SHARES ON THE JSE AND NSX

Subject to the ordinary scheme becoming operative, the JSE and NSX have granted approval for the suspension of the listing of the ordinary shares with effect from the commencement of trading on the JSE and NSX on Thursday, 26 April 2007 and the termination of the listing of the ordinary shares from the commencement of trading on the JSE and NSX on Friday, 18 May 2007.

13. INSTRUCTIONS

13.1 Edcon and Newco shall be entitled to accept and act on all documents relating to the status and capacity of any ordinary scheme participant and shall be empowered to act on behalf of any ordinary scheme participant as if such documents had been registered with Edcon.

13.2 Each mandate, instruction or authority with regard to the ordinary scheme shares recorded with Edcon at the consideration record date will be deemed, unless and until revoked, to be a mandate, instruction or authority to Edcon or Newco in respect of any rights accruing in respect of the ordinary scheme consideration.

14. GENERAL

14.1 Undertakings

14.1.1 Edcon and Newco reciprocally undertake to each other that, immediately after the ordinary scheme becomes operative, each of them will sign and/or procure the signing of all documents and carry out or procure the carrying out of all acts which are necessary to give effect to the ordinary scheme.

14.1.2 Edcon will be entitled, and will have the authority, on behalf of itself and each ordinary scheme participant, to authorise any person nominated by Edcon to sign all documents required to carry the ordinary scheme into effect, including but not limited to proxies, changes of address and cessions of rights to dividends and other entitlements from Edcon.

14.2 Amendment

Subject to obtaining the prior written consent of Newco and subject, to the extent required, to the approval of the SRP, the board may consent:

14.2.1 before or at the ordinary scheme meeting, at any time prior to the voting in respect of the ordinary scheme, to any amendment, variation or modification of the ordinary scheme; or

14.2.2 after the ordinary scheme meeting, to any amendment, variation or modification which the Court may deem fit to approve or impose,

provided that no amendment, variation or modification made may have the effect of diminishing the rights which will accrue to an ordinary scheme participant in terms of the ordinary scheme.

14.3 Certificate

A certificate signed by a director of each of Edcon and Newco stating that all the conditions precedent have been fulfilled and/or waived and that the ordinary scheme has become operative shall be binding on Edcon, Newco, the ordinary scheme members and the ordinary scheme participants.

14.4 Binding

When the Order of Court sanctioning the ordinary scheme is registered, the ordinary scheme will become binding on all ordinary scheme participants, including those who voted against the ordinary scheme.

14.5 Costs

Each of Edcon and Newco will pay their respective costs incurred in preparing, signing and carrying the ordinary scheme into effect and all matters incidental to it, including the payment of stamp duty and uncertificated securities tax on the transfer of the ordinary scheme shares.

14.6 **Dates and times**

All times referred to in the ordinary scheme are South African times and all times and dates referred to in the ordinary scheme are subject to change by agreement between Edcon and Newco. Any such change will be released on SENS and published in the press.

For and on behalf of the board

EDGARS CONSOLIDATED STORES LIMITED

A J Aaron
Director

Johannesburg
16 March 2007

For and on behalf of the board

ELEPHANT ACQUISITION (BC) (PROPRIETARY) LIMITED

S Zide
Director

Johannesburg
16 March 2007

Edcon

Edgars Consolidated Stores Limited

(Incorporated in the Republic of South Africa)
(Registration number 1946/022751/06)
JSE share code: ECO ISIN: ZAE000068649
NSX share code: ECN

Elephant Acquisition (BC) (Proprietary) Limited

(formerly known as Main Street 522 (Proprietary) Limited)
(Incorporated in the Republic of South Africa)
(Registration number 2007/000518/07)

VALUATION STATEMENT

IN TERMS OF SECTION 312(1)(a)(ii) OF THE COMPANIES ACT

The definitions and interpretation set out on pages 11 to 16 of this document, apply throughout this valuation statement.

1. INTRODUCTION

The background and *rationale for the* ordinary scheme are set out in paragraphs 1 and 2 of the explanatory statement commencing on page 19 of this document.

2. FINANCIAL EFFECTS ON ORDINARY SCHEME PARTICIPANTS

The table below sets out:

2.1 the price at which Edcon ordinary shares traded immediately prior to:

2.1.1 the release of Edcon's first cautionary announcement in relation to the offer; and

2.1.2 the publication of the firm intention announcement;

2.2 a comparison of the ordinary scheme consideration to the net asset value and tangible net asset value per Edcon ordinary share at 30 September 2006.

	Before the ordinary scheme (Rand)	The ordinary scheme consideration (Rand)	Premium (%)
Closing price on 16 October 2006	30,40[1]	46,00	51,3
30-day VWAP to 16 October 2006	28,47[2]	46,00	61,6
Closing price on 7 February 2007	39,90[3]	46,00	15,3
30-day VWAP to 7 February 2007	38,93[4]	46,00	18,2
Net asset value per ordinary share	8,60[5]	46,00	
Tangible net asset value per ordinary share	8,45[6]	46,00	

Notes:

1. Closing price of Edcon ordinary shares on the JSE on 16 October 2006, being the last trading day prior to publication of the first cautionary announcement in respect of the offer.
2. Volume-weighted average price at which Edcon ordinary shares traded on the JSE for the 30 trading days up to and including 16 October 2006, being the last trading day prior to release of the first cautionary announcement in respect of the offer.
3. Closing price of Edcon ordinary shares on the JSE on 7 February 2007, being the last trading day prior to publication of the firm intention announcement.
4. Volume-weighted average price at which Edcon ordinary shares traded on the JSE for the 30 trading days up to and including 7 February 2007, being the last trading day prior to publication of the firm intention announcement.
5. Unaudited net asset value per Edcon ordinary share attributable to Edcon ordinary shareholders at 30 September 2006.
6. Unaudited tangible net asset value per Edcon ordinary share attributable to Edcon ordinary shareholders at 30 September 2006.

3. SHARE CAPITAL OF EDCON

The authorised and issued share capital and share premium account of Edcon at the last practicable date is set out below:

	R'000
Authorised share capital	
720 000 000 ordinary shares of R0,01 each	7 200
150 000 6% preference shares of R2,00 each	300
65 000 000 "A" ordinary shares of R0,01 each	650
15 000 000 "B" preference shares of R0,01 each	150
Total authorised share capital	8 300
Issued share capital	
566 133 829 ordinary shares of R0,01 each	5 661
150 000 6% preference shares of R2,00 each	300
56 500 000 "A" ordinary shares of R0,01 each	565
Share premium account	412 312
Total issued share capital and share premium	418 838
Total effective issued ordinary share capital (excluding treasury shares)	5 144

Notes:

1. 51 700 140 ordinary shares are held by United Retail Limited as treasury shares.
2. In accordance with paragraph 8 of the additional information section which commences on page 45 of this document, Edcon may, after the last practicable date but before the last day to trade to be recorded in the register on the voting record date, be required to issue a maximum of a further 29 168 271 ordinary shares for Edcon staff incentive scheme participants who have exercised their rights under the Edcon staff incentive scheme. The rights will first be settled out of the 10 603 955 ordinary shares held by the Edcon staff share trust.

4. FINANCIAL INFORMATION RELATING TO THE EDCON GROUP

4.1 Extracts from the historical audited financial information relating to the Edcon group for the four financial years ended March 2003, March 2004, March 2005 and March 2006 and unaudited interim information for the six months to 30 September 2006 is set out in Annexure II to this document.

4.2 A trading history of the ordinary shares on the JSE is set out in Annexure III to this document.

5. OPINIONS AND RECOMMENDATIONS

5.1 The board ran a comprehensive and competitive sale process with independent advice and established an independent committee of the board, comprising all the non-executive directors of the board, to consider the offer and to make a recommendation to the board regarding the offer. Management did not form part of the independent committee. The independent committee appointed PricewaterhouseCoopers to advise it whether the offer is fair and reasonable for Edcon shareholders.

5.2 PricewaterhouseCoopers has considered the terms and conditions of the ordinary scheme and is of the opinion that the ordinary scheme consideration is fair and reasonable to the ordinary scheme participants. The full text of the letter from PricewaterhouseCoopers to the independent committee of the board is set out in Annexure I to this document.

5.3 The independent committee of the board has evaluated the terms and conditions of the ordinary scheme and the opinion of PricewaterhouseCoopers, and is of the unanimous opinion that the ordinary scheme is fair and reasonable to the ordinary scheme participants. Accordingly, the independent committee of the board has recommended to the full board that it recommends that ordinary scheme members vote in favour of the ordinary scheme. In accordance with that recommendation, all the non-executive directors of the board and the executive directors, excluding key management, recommend that ordinary scheme members vote in favour of the ordinary scheme.

5.4 The directors of Edcon who hold ordinary scheme shares, and who are eligible to vote at the ordinary scheme meeting, have indicated their intention to vote all of their ordinary scheme shares in favour of the ordinary scheme.

6. MATERIAL CHANGES

At the last practicable date there were no known material changes in the financial or trading position of Edcon since the latest audited financial statements. However, attention of the ordinary scheme participants is drawn to the unaudited interim results for the six months to 30 September 2006 which are set out in Annexure II to this document.

For and on behalf of the board

EDGARS CONSOLIDATED STORES LIMITED

A J Aaron
Director

Johannesburg
16 March 2007

For and on behalf of the board

ELEPHANT ACQUISITION (BC) (PROPRIETARY) LIMITED

S Zide
Director

Johannesburg
16 March 2007

Edcon

Edgars Consolidated Stores Limited

(Incorporated in the Republic of South Africa)
(Registration number 1946/022751/06)
JSE share code: ECO ISIN: ZAE000068649
NSX share code: ECN

Elephant Acquisition (BC) (Proprietary) Limited

(formerly known as Main Street 522 (Proprietary) Limited)
(Incorporated in the Republic of South Africa)
(Registration number 2007/000518/07)

Directors of Edcon

Executive

S M Ross* *(Chief Executive Officer)*
S R Binnie†
A V A Boshoff
M R Bower
Dr U Ferndale
J L Spotts*

*USA
†UK

Non-executive

W S MacFarlane *(Chairman)*
A J Aaron
Z B Ebrahim
J D M Koolen#
H S P Mashaba
K D Moroka
P L Wilmot

#Netherlands

Director of Newco

Executive

S Zide

STATEMENT OF DIRECTORS' INTERESTS
IN TERMS OF SECTION 312(1)(a)(iii) OF THE COMPANIES ACT

The definitions and interpretation set out on pages 11 to 16 of this document apply throughout this statement of directors' interests.

1. DIRECTORS' INTERESTS

1.1 Directors' interests in Edcon ordinary shares

On the last practicable date, the directors of Edcon held the following interests in Edcon ordinary shares:

Name	Beneficial Direct	Beneficial Indirect	Non-beneficial Direct	Non-beneficial Indirect	Total	Percentage of issued capital
Executive:						
S M Ross* *(Chief Executive Officer)*	2 500 000				2 500 000	
S R Binnie						
A V A Boshoff	212 016				212 016	
M R Bower	587 990				587 990	
Dr U Ferndale	444 510				444 510	
*J L Spotts**	796 820				796 820	
Non-executive:						
W S MacFarlane *(Chairman)*	100 000	110 080			210 080	
A J Aaron	370 000				370 000	
Z B Ebrahim		10 000			10 000	
	5 011 336	120 080			5 131 416	

1.2 Directors' dealings in Edcon ordinary shares and share options

The table below sets out the dealings by the directors of Edcon in Edcon ordinary shares and share options during the restricted period:

Name	Date	Nature of transaction	Number of shares/ options	Option strike price (Rand)	Price (Rand)
S R Binnie	30 May 2006	Grant of options	163 250	33,85	
A V A Boshoff	30 May 2006	Grant of options	341 350	33,85	
M R Bower	30 May 2006	Grant of options	359 600	33,85	
U Ferndale	30 May 2006	Grant of options	177 700	33,85	
J L Spotts	30 May 2006	Grant of options	386 400	33,85	
J L Spotts	8 June 2006	Purchase pursuant to exercise of option	150 000	2,40	
J L Spotts	8 June 2006	Purchase pursuant to exercise of option	49 560	3,10	
J L Spotts	8 June 2006	Purchase pursuant to exercise of option	151 020	5,80	
J L Spotts	8 June 2006	Purchase pursuant to exercise of option	132 470	13,85	
J L Spotts	8 June 2006	Sale on open market	107 477		30,80
M R Bower	14 June 2006	Purchase pursuant to exercise of option	53 600	3,10	
M R Bower	14 June 2006	Purchase pursuant to exercise of option	169 700	5,80	
A V A Boshoff	14 June 2006	Purchase pursuant to exercise of option	36 710	3,10	
A V A Boshoff	14 June 2006	Purchase pursuant to exercise of option	147 860	5,80	
A V A Boshoff	14 June 2006	Purchase pursuant to exercise of option	111 130	13,85	
A V A Boshoff	14 June 2006	Sale on open market	83 684		30,41
U Ferndale	21 June 2006	Purchase pursuant to exercise of option	32 400	3,10	
U Ferndale	21 June 2006	Purchase pursuant to exercise of option	86 930	5,80	
U Ferndale	21 June 2006	Purchase pursuant to exercise of option	75 180	13,85	
A V A Boshoff	29 August 2006	Purchase pursuant to exercise of option	300 000	3,99	
A V A Boshoff	29 August 2006	Sale on open market	300 000		28,19
S R Binnie	19 September 2006	Purchase pursuant to exercise of option	44 680	5,80	
S R Binnie	19 September 2006	Purchase pursuant to exercise of option	65 540	13,85	
S R Binnie	19 September 2006	Sale on open market	110 220		27,69

1.3 **Share options held by Edcon Directors**

On the last practicable date, the directors of Edcon held the following individual rights under the Edcon staff incentive scheme:

Name	Date granted	Price per option	Number of shares under option
S M Ross	11 November 2004	R23,20	3 000 000
	17 November 2005	R30,87	2 000 000
S R Binnie	30 September 2002	R3,82	350 000
	21 May 2003	R5,80	44 690
	13 May 2004	R13,85	131 060
	19 May 2005	R25,90	780 000
	23 May 2006	R33,85	163 250
A V A Boshoff	14 February 2002	R2,40	200 000
	20 May 2002	R3,10	48 950
	19 August 2002	R3,99	400 000
	21 May 2003	R5,80	195 870
	13 May 2004	R13,85	222 280
	19 May 2005	R25,90	1 621 000
	23 May 2006	R33,85	341 350
M R Bower	20 May 2002	R3,10	71 470
	21 May 2003	R5,80	169 710
	13 May 2004	R13,85	445 010
	19 May 2005	R25,90	1 654 000
	23 May 2006	R33,85	359 600
Dr U Ferndale	20 May 2002	R3,10	43 190
	19 August 2002	R3,99	700 000
	21 May 2003	R5,80	86 920
	13 May 2004	R13,85	150 380
	19 May 2005	R25,90	1 327 000
	23 May 2006	R33,85	177 700
J L Spotts	14 February 2002	R2,40	200 000
	20 May 2002	R3,10	66 080
	21 May 2003	R5,80	151 020
	13 May 2004	R13,85	264 920
	19 May 2005	R25,90	1 712 000
	23 May 2006	R33,85	386 400

The rights set out above are to be dealt with in accordance with paragraph 8 of the additional information section which commences on page 45 of this document.

None of the non-executive directors have any rights under the Edcon staff incentive scheme.

1.4 **Directors' interests in transactions**

No director of Edcon is, or has been, interested, directly or indirectly, in any transactions which were affected by Edcon during the current or immediately preceding financial year and which remain in any respect, outstanding or unperformed.

1.5 **Directors' interests in Newco**

Other than as referred to in paragraph 4 below, on the last practicable date, no directors of Edcon held any direct or indirect beneficial interest in Newco and have not had any such holdings during the restricted period.

2. DIRECTORS' EMOLUMENTS

The Edcon directors' remuneration will not be varied as a consequence of the ordinary scheme and there were no amendments made to their remuneration during the restricted period.

3. DIRECTORS' SERVICE CONTRACTS

The executive directors of Edcon have entered into employment contracts with Edcon, which incorporate the normal terms of an employment contract. The following table sets out the contract end dates for the executive directors of Edcon. There were no amendments to these contracts in the restricted period.

Name	Position	Contract end date
S M Ross	Group Chief Executive Officer	31/03/2008
S R Binnie	Finance Director	31/01/2009
A V A Boshoff	Chief Executive: Discount Division	31/03/2007 (retired)
M R Bower	Chief Executive: Group Services	31/01/2009
Dr U Ferndale	Director: Human Resources	31/01/2009
J L Spotts	Chief Executive: Dept Stores Division	30/06/2008

4. SPECIAL ARRANGEMENTS

4.1 Newco is fully supportive of the existing management of Edcon and has invited the key management to participate in a future investment scheme in the Newco group. The key management have reached an arrangement with Newco, in terms of which they have undertaken to invest in the management trusts an aggregate amount of at least 50% of the estimated after-tax proceeds of the disposal, in terms of the ordinary scheme, of ordinary shares held by them which have been acquired under the Edcon staff incentive scheme. The management trusts will, in turn, hold shares in Holdco.

4.2 The arrangements between Newco and key management set out in paragraph 4.1 above have been negotiated and concluded without any involvement by Edcon and were, consequently, not taken into account by the independent committee of the board in making the recommendation in paragraph 5 of the valuation statement which commences on page 38 of this document.

4.3 No arrangements or undertakings (including any compensation arrangements), other than those referred to above, which have any connection with or dependence on the ordinary scheme, exist between Newco, or any person acting in concert with Newco, and any director of Edcon, or any person who was a director of Edcon within the period commencing 12 months prior to the operative date, or any person who is or was a shareholder within the period commencing 12 months prior to the operative date.

For and on behalf of the board

EDGARS CONSOLIDATED STORES LIMITED

A J Aaron
Director

Johannesburg
16 March 2007

For and on behalf of the board

ELEPHANT ACQUISITION (BC) (PROPRIETARY) LIMITED

S Zide
Director

Johannesburg
16 March 2007

ADDITIONAL INFORMATION REQUIRED BY THE JSE, NSX AND THE SRP

The definitions and interpretation set out on pages 11 to 16 of this document apply throughout this additional information section.

The following additional information is provided in accordance with the requirements of the JSE and the SRP.

1. SUSPENSION AND TERMINATION OF LISTING OF THE ORDINARY SHARES ON THE JSE AND NSX

Subject to the ordinary scheme becoming operative, the JSE and the NSX have granted approval for the suspension of the listing of the ordinary shares with effect from the commencement of trading on the JSE and NSX on Thursday, 26 April 2007 and the termination of the listing of the ordinary shares on the JSE and the NSX from the commencement of trading on Friday, 18 May 2007.

2. SHAREHOLDING OF EDCON IN NEWCO

At the last practicable date, the Edcon group did not hold any shares in Newco. Edcon did not purchase any shares in Newco during the restricted period.

3. SHAREHOLDING IN EDCON OF NEWCO, ITS DIRECTORS AND ITS CONCERT PARTIES

At the last practicable date, Newco, its directors and parties acting in concert with Newco did not own any ordinary shares or preference shares, nor had Newco, its directors and parties acting in concert with Newco owned any ordinary shares or preference shares during the restricted period. On 8 February 2007 Barclays Bank PLC, acting pursuant to the Barclays Global Fund Advisers Investment Mandate acquired 4230 ordinary shares at a price of R44.40 per ordinary share (which is less than the ordinary scheme consideration). This acquisition is disclosed as a matter of record only; it resulted pursuant to fund management activities and is not a concert party transaction.

4. INTENTIONS REGARDING THE BOARD OF EDCON

It is Newco's intention that certain of the executive directors of Edcon will remain as such post the implementation of the ordinary scheme.

5. INTENTIONS REGARDING THE BUSINESS OF EDCON

If the ordinary scheme becomes operative, Newco will acquire the entire issued ordinary share capital of Edcon, other than the excluded shares, so that all the ordinary shares, other than the excluded shares, will be held by Newco. This will result in the listing of Edcon's ordinary shares on the JSE and NSX being terminated. The business of Edcon post the implementation of the ordinary scheme will continue to be operated on substantially the same basis as prior to the implementation of the ordinary scheme.

6. CASH CONFIRMATION

The SRP has received confirmation from Citigroup Global Markets (Pty) Limited that Newco has sufficient cash resources available to satisfy its obligations in terms of the ordinary scheme.

7. EDCON ORDINARY SHAREHOLDERS

At 28 February 2007, the ordinary shareholders holding a beneficial interest in excess of 5% of the issued ordinary share capital of Edcon were as follows:

Shareholder	Number of ordinary shares held	Percentage of issued ordinary share capital (%)
United Retail Limited (treasury shares)	51 700 140	9,13
Coronation Fund Managers	45 733 443	8,08
Stanlib Asset Management	34 562 413	6,10
Investec Asset Management	31 913 004	5,64

8. EDCON STAFF INCENTIVE SCHEME

At the last practicable date, 39 772 226 rights to receive ordinary shares were outstanding under the Edcon staff incentive scheme. Accordingly, in order to enable Edcon staff incentive scheme participants to participate in the ordinary scheme and to derive benefits equivalent to those that they would have derived if they had been ordinary shareholders, the board has in accordance with the deed of the Edcon staff incentive scheme, resolved that Edcon staff incentive scheme participants must accelerate the exercise of their rights under the Edcon staff incentive scheme and against payment of the acquisition price therefor take delivery of the number of ordinary shares due to them. The resolution of the board is subject to the resolutive condition that if the ordinary scheme is not implemented or the ordinary general offer (if made) does not become unconditional, the resolution of the board will cease to be of any force and effect and the Edcon staff incentive scheme participants will be returned to the position they would have been in had no resolution been passed.

9. EDCON STAFF EMPOWERMENT TRUST

Newco has re-affirmed its support for Edcon's existing staff empowerment scheme. The existing staff empowerment scheme was designed to operate in the context of a listed company, and accordingly, will not be able to continue in its current form in the event that the ordinary scheme becomes operative or the ordinary general offer is implemented. Accordingly, Newco has undertaken to Edcon to restructure the existing staff empowerment scheme in such circumstances so that it can be implemented in a private company environment, but in a manner that replicates the financial effects of the existing staff empowerment scheme. The trustees of the Edcon staff empowerment trust have accepted the terms of the revised staff empowerment scheme and have, to the extent necessary, consented to their exclusion from the ordinary scheme and, if made, the ordinary general offer and irrevocably undertaken to vote in favour of Newco's implementation of the revised staff empowerment scheme.

10. TRANSACTION IMPLEMENTATION AGREEMENT, NON-SOLICITATION AND BREAK FEE

Edcon and Newco have entered into the transaction implementation agreement which provides, amongst other things, for the payment of the break fee described below, implementation of the ordinary scheme and preference scheme, and which contains certain assurances and confirmations between the parties, including in relation to the implementation of the ordinary scheme and preference scheme in a timely manner.

Edcon has agreed that, until the earlier of the ordinary scheme and the preference scheme becoming operative or the transaction implementation agreement being terminated, it will not, nor will it permit any member of the Edcon group (nor any of their respective directors, officers, senior employees or professional advisers) to solicit a proposal to acquire all or a major portion of its shares, undertaking, assets or business from a third party ("**competing offer**") or, save where required by the Code or fiduciary duties of the directors of Edcon, to enter into any discussions or communications with any third party in response to an unsolicited competing offer. Edcon will immediately inform Newco of the details of any unsolicited competing offer and of its progress and, unless the competing offer is a superior offer (as defined in the transaction implementation agreement) the board will not withdraw or modify its recommendation of the offer. Where Edcon receives a superior offer, Newco will be given two business days to submit another offer should it choose to do so before the board withdraws or modifies its recommendation.

The board has agreed that if: (a) the directors of Edcon withdraw or adversely modify their recommendation of the offer as the result of receiving a competing offer; (b) a competing offer is announced while the offer is still open and such competing offer is thereafter successfully implemented or (c) Edcon breaches any of its obligations under the transaction implementation agreement (and fails to remedy such breach within five business days of receipt of notice thereof), then Edcon will pay Newco a break fee of 1% of the ordinary scheme consideration payable in respect of all the ordinary shares to be acquired pursuant to the ordinary scheme. On a similar basis, Newco will pay to Edcon an equivalent break fee if it breaches any of its obligations under the transaction implementation agreement (and fails to remedy such breach within five business days of receipt of notice thereof).

11. COSTS

Each of Newco and Edcon will bear their own costs of, and incidental to, the ordinary scheme.

The cost to Edcon of the ordinary scheme, including JSE and SRP documentation fees, printing and publishing costs and amounts payable to its attorneys and the independent adviser, is estimated at approximately R39 million.

12. EXPERTS' CONSENTS

All the advisers and the transfer secretaries have consented in writing to the inclusion of their names and, where applicable, opinions in this document in the form and context in which they appear and have not withdrawn their consents prior to the publication of this document.

13. MATERIAL CHANGES

At the last practicable date, there have been no known material changes in the financial or trading results of Edcon since the annual financial statements for the year ended March 2006 were published. However, the attention of ordinary scheme participants is drawn to the unaudited interim results for the six months to 30 September 2006 which are set out in Annexure II to this document.

14. PROFIT FORECAST

In the unaudited interim results for the six months to 30 September 2006, the board forecast that the achievements of the first six months will continue for the remainder of the current financial year. In the trading update for the quarter ended December 2006, the board stated that it believed that the prospects provided in the September 2006 interim results announcement remained appropriate for the full year to March 2007. The full text of the independent reporting accountants report to the board on the profit forecast referred to in this paragraph is set out in Annexure V to this document.

15. DIRECTORS' RESPONSIBILITY STATEMENTS

15.1 The directors of Edcon, insofar as the information relates to Edcon, and the directors of Newco, insofar as the information relates to Newco:

- 15.1.1 have considered all statements of fact and opinion in this document;
- 15.1.2 accept, individually and collectively, full responsibility for the accuracy of such statements; and
- 15.1.3 certify that, to the best of their knowledge and belief, there are no omissions of material facts or considerations which would make any statements of fact or opinion contained in this document false or misleading and have made all reasonable enquiries in this regard.

15.2 The names of the Edcon directors and the Newco director appear on page 41 of this document.

16. LITIGATION STATEMENT

The board is not aware of any disputes, or any pending, legal or arbitration proceedings which have had, in the 12 months preceding the date of this document, or which may have a material impact on the financial position of the Edcon group and not provided for in the audited financial statements of the Edcon group for the year ended March 2006.

17. DOCUMENTS AVAILABLE FOR INSPECTION

The following documents, or copies thereof, will be available for inspection at the registered office of Edcon situated at Edgardale, 1 Press Avenue, Crown Mines, Johannesburg, 2092 during normal office hours from the date of this document, being Friday, 16 March 2007, up to and including the date on which the ordinary scheme is sanctioned by the Court, which is expected to be Tuesday, 24 April 2007:

17.1 a signed copy of this document;

17.2 the circular in respect of the preference scheme;

17.3 the Order of Court convening the ordinary scheme meeting;

17.4 the audited financial statements of Edcon for the four financial years ended March 2003, March 2004, March 2005 and March 2006;

17.5 the unaudited interim results for the six months up to 30 September 2006;

17.6 the memorandum and articles of association of Edcon;

17.7 the signed letter from PricewaterhouseCoopers, independent adviser to the independent, committee of the board, regarding the ordinary scheme;

17.8 the signed letter from Ernst & Young Registered Auditors Incorporated, independent reporting accountants to Edcon, regarding the profit forecast;

17.9 the deed of the Edcon staff share trust;

17.10 the irrevocable undertaking of the trustees of the Edcon staff empowerment trust referred to in paragraph 9 of this additional information section ; and

17.11 written consents from Link Market Services South Africa (Proprietary) Limited, Caliburn Partnership Pty Limited, Werksmans Incorporated, PricewaterhouseCoopers, Merrill Lynch South Africa (Proprietary) Limited, IJG Securities (Pty) Ltd, Ernst & Young Registered Auditors Incorporated, Bain Capital Partners, LLC (on behalf of Bain Capital), Webber Wentzel Bowens and Kirkland and Ellis International LLP consenting to the inclusion of their names, and where applicable, reports and opinions in this document in the form and context in which they appear and undertaking that such consents will not be withdrawn prior to the publication of this document.

For and on behalf of the board

EDGARS CONSOLIDATED STORES LIMITED

A J Aaron
Director

Johannesburg
16 March 2007

For and on behalf of the board

ELEPHANT ACQUISITION (BC) (PROPRIETARY) LIMITED

S Zide
Director

Johannesburg
16 March 2007

OPINION OF THE INDEPENDENT ADVISER TO THE BOARD REGARDING THE ORDINARY SCHEME AND THE ORDINARY GENERAL OFFER

"2 March 2007

Independent committee of the Board of Directors of
Edgars Consolidated Stores Limited
Edgardale
1 Press Avenue
Crown Mines
Johannesburg
2092

Dear Directors

OPINION REGARDING THE OFFER BY ELEPHANT ACQUISITION (BC) (PROPRIETARY) LIMITED ("NEWCO") TO ACQUIRE ALL THE ISSUED SHARES OF EDGARS CONSOLIDATED STORES LIMITED ("EDCON" OR "THE COMPANY"), OTHER THAN TREASURY SHARES AND "A" ORDINARY SHARES

INTRODUCTION

The directors of Edcon announced on 8 February 2007 that the board of directors of Edcon ("the Board") decided to recommend an offer ("the Offer") submitted by Bain Capital Investors, LLC ("Bain"), acting through Newco, to acquire the entire issued ordinary share capital of Edcon (excluding any treasury shares and, to the extent necessary, the "A" ordinary shares) and the entire issued preference share capital of Edcon. The Offer comprises a 100% cash consideration of R46,00 per Edcon ordinary share ("the ordinary purchase consideration") and R2,00 per Edcon preference share ("the preference purchase consideration") representing a combined offer consideration of approximately R25 billion.

The Offer is to be implemented by way of two schemes of arrangement in terms of section 311 of the Companies Act, 61 of 1973, as amended ("the Act"), to be proposed by Newco between Edcon and all of its shareholders of the relevant class, excluding, in the case of the Edcon ordinary shares, any treasury shares and the "A" ordinary shares ("the ordinary scheme" and "the preference scheme", respectively, and collectively, "the schemes"). Newco reserves the right to implement the Offer by way of an alternative mechanism to either or both of the schemes, namely a general offer to acquire Edcon's ordinary shares (other than treasury shares and "A" ordinary shares) and/or Edcon's preference shares. The aforesaid general offer/s shall, in so far as applicable, be on the same terms and conditions as the schemes, it being specifically noted that the acceptance condition in respect of the general offer/s shall not be more than 75% of Edcon ordinary shareholders and/or 75% of Edcon preference shareholders (as the case may be).

The Securities Regulation Code on Take-overs and Mergers ("the SRP Code"), Rule 3, requires the Board of Directors of an offeree company to obtain appropriate external advice in respect of an offer as to how it affects all holders of securities.

The independent committee of the Board has requested PricewaterhouseCoopers Corporate Finance (Proprietary) Limited ("PwC Corporate Finance") to act as independent advisers to the Board in terms of the SRP Code, and to provide the Board with an opinion as to whether the terms and conditions of the Offer are Fair and Reasonable only as far as the ordinary shareholders of Edcon are concerned.

Full details of the transaction have been set out in a circular to the ordinary shareholders of Edcon, to be dated on or around 16 March 2007.

DEFINITION OF FAIR AND REASONABLE

An offer is generally fair and reasonable if the consideration is equal to or greater than the value of the shares being the subject of the transaction.

Fairness is primarily based on quantitative issues and reasonableness on qualitative issues surrounding the particular offer. Even though the consideration may differ from the market value of the assets being acquired, an offer may still be fair and reasonable after considering other significant factors.

This fair and reasonable opinion does not purport to cater for individual shareholders' positions but rather the general body of shareholders. A shareholder's decision regarding the fairness and reasonableness of the Offer may be influenced by his or her particular circumstances (for example taxation and the price paid for the shares). Should a shareholder be in doubt, he or she should consult an independent adviser as to the merits of the Offer, considering his or her personal circumstances.

SOURCES OF INFORMATION

In the course of our analysis, we relied upon financial and other information, including prospective financial information, obtained from Edcon's management, together with industry related and other information in the public domain. Our conclusion is dependent on such information being complete and accurate in all material respects.

The principal sources of information used in formulating our opinion regarding the terms and conditions of the Offer include:

- the terms and conditions of the Offer;
- representations, information and assumptions made available by, and discussions held with, the senior management and directors of Edcon;
- macro-economic outlooks prepared by leading international banks and analysts;
- historical share trading data for Edcon's ordinary shares;
- selected recent analyst reports for Edcon and its competitors;
- selected market research data subscribed to by Edcon;
- audited consolidated financial information for Edcon for the financial years ended 31 March 2002 to 31 March 2006;
- unaudited year to date results of Edcon for the nine months ended 31 December 2006;
- reviewed consolidated financial information for Edcon for the interim period ended 30 September 2006;
- management projections for Edcon and the various underlying business units for years ending 31 March 2007 through to 31 March 2010;
- beta information from Bloomberg;
- transaction data from internal PwC databases; and
- financial data from Reuters and McGregors BFA.

Where practical, we have corroborated the reasonableness of the information provided to us for the purpose of our opinion, whether in writing or obtained through discussions with the management of Edcon.

Our procedures and enquiries did not constitute an audit in terms of the Statements of South African Auditing Standards. Accordingly, we cannot express any opinion on the financial data or other information used in arriving at our opinion.

PROCEDURES

In arriving at our opinion in respect of the Offer, we have, *inter alia*, considered the following:

- the relevant information included in the terms and conditions of the Offer, as described in the draft circular;
- the rationale for the Offer as represented by the directors and management;
- the process followed by the directors and management in securing the Offer;
- the Edcon directors' financial assessment of the Offer;
- the prevailing economic and market conditions in the industry in which Edcon operates;
- the information and assumptions made available by, and discussions held with, the directors and management of Edcon;
- Edcon's operating and financial results, including the operating and financial results of its underlying business segments;

- financial and operating projections including revenues, operating margins (e.g. earnings before interest and taxes), working capital investments, and capital expenditures based on Edcon's historical operating results, expectations and management representations;
- recent international transactions in the sector in which Edcon operates;
- financial data for publicly traded companies engaged in the same or similar lines of business to develop appropriate valuation multiples and operating comparisons to apply to Edcon; and
- appropriate valuation discounts/premiums to apply to the results of our valuation analyses.

We have not interviewed Edcon's ordinary shareholders to obtain their views on the Offer.

VALUATION APPROACH

In considering the Offer, PwC Corporate Finance performed an independent valuation of Edcon. For purposes of our valuation, we utilised the Income Approach (discounted cash flow valuation) as our primary valuation approach. The Market Approach (market multiple valuation and transaction analysis) was used as a secondary approach.

ASSUMPTIONS

Our opinion is based on the following key assumptions:

- current economic, regulatory and market conditions will not change materially;
- Edcon is not involved in any material legal proceedings;
- Edcon has no material outstanding disputes with the South African Revenue Service;
- there are no other contingencies that could affect the value of Edcon;
- the structure of the Offer will not give rise to any tax liabilities that may affect the ordinary purchase consideration; and
- representations made by the Edcon management during the course of forming this opinion.

OPINION

Our opinion is based on the current economic, market, regulatory and other conditions and the information made available to us by Edcon's management up to 2 March 2007. Accordingly, subsequent developments may affect this opinion, which we are under no obligation to update, revise or re-affirm.

Based on the results of our procedures performed and other considerations, we believe that a fair value range of an Edcon ordinary share is between R42,00 and R46,00 per ordinary share. The ordinary purchase consideration of R46,00 per ordinary share thus falls at the top end of our valuation range.

In considering the value range listed above shareholders should take particular notice of the following factors:

- the actual market price achieved in a specific transaction may be higher or lower than our estimate of value range depending upon the circumstances of the transaction (for example strategic considerations of the purchaser), the nature of the business (for example the purchaser's perception of potential synergies); and
- the above valuation range represents a standalone valuation of Edcon as currently structured under current management, strategies and business plans. As a result, it specifically excludes any potential synergies that may arise from a purchase by the current bidder.

Subject to the foregoing assumptions, based upon our analysis and after taking into account all financial and non-financial considerations (such as, *inter alia,* the process followed by the Board in securing the Offer), we are of the opinion that the terms and conditions in respect of the Offer are fair and reasonable to the ordinary shareholders of Edcon.

INDEPENDENCE

We confirm that PricewaterhouseCoopers Corporate Finance (Proprietary) Limited holds no shares in Edcon, directly or indirectly. We have no interest, direct or indirect, beneficial or non-beneficial, in Edcon or the outcome of the Offer.

In addition, PricewaterhouseCoopers Corporate Finance (Proprietary) Limited has no material interest in the Offer or the success or failure of the Offer. Accordingly, we believe we are sufficiently independent to provide this fair and reasonable opinion.

LIMITING CONDITIONS

Budgets/projections/forecasts relate to future events and are based on assumptions, which may not remain valid for the whole of the relevant period. Consequently this information cannot be relied upon to the same extent as that derived from audited financial statements for completed accounting periods. We express no opinion as to how closely actual results will correspond to those projected/forecast by the management of Edcon.

This letter and opinion is provided solely for the benefit of the Board in connection with and for the purpose of their consideration of the Offer in terms of the SRP Code and their recommendation to the ordinary shareholders of Edcon. It does not constitute a recommendation to any ordinary shareholder of Edcon as to how to vote at any meeting relating to the Offer or on any matters relating to it, nor as to the acceptance of the Offer. Therefore, it should not be relied upon for any other purpose. We assume no responsibility to anyone if this letter, the value range estimate, and opinion are used or relied upon for anything other than its intended purpose.

Yours faithfully

Simon Venables
Director"

EXTRACTS FROM THE HISTORICAL AUDITED FINANCIAL INFORMATION OF THE EDCON GROUP FOR THE FOUR YEARS ENDED MARCH 2003, MARCH 2004, MARCH 2005 AND MARCH 2006 AND UNAUDITED INTERIM RESULTS FOR THE SIX MONTHS TO 30 SEPTEMBER 2006

The salient financial information has been extracted without adjustment from the audited annual financial statements of the Edcon group for the four financial years ended March 2003, March 2004, March 2005 and March 2006 and the published unaudited results of the Edcon group for the six months ended September 2006.

INCOME STATEMENTS

	Sep 2006 R'm Interim	Mar 2006 R'm	Mar 2005 R'm Restated	Mar 2004 R'm Restated	Mar 2003 R'm Restated
Revenue – retail sales	8 302	16 316	13 590	10 530	8 314
Cost of sales	5 094	10 015	8 180	6 423	5 107
Gross profit	3 208	6 301	5 410	4 107	3 207
Store costs	1 412	2 724	2 346	1 936	1 653
Other operating costs	885	1 575	1 439	1 301	1 053
Trading profit	911	2 002	1 625	870	501
Cost of credit	(75)	(158)	(51)	(6)	(38)
Equity accounted earnings of joint venture	117	254	163	117	74
Operating profit	953	2 098	1 737	981	537
Interest received	25	15	23	15	39
Profit before financing costs	978	2113	1 760	996	576
Financing costs	21	39	27	66	83
Profit before taxation	957	2 074	1 733	930	493
Taxation	279	566	517	273	163
Earnings attributable to ordinary shareowners	678	1 508	1 216	657	330
Earnings per ordinary share (cents)					
Attributable earnings basis	136	313	263	149	70
Headline earnings basis	136	307	262	155	76
Diluted earnings per share (cents)					
Headline earnings basis	131	287	236	133	70
Dividends per ordinary share (cents) declared for the financial year	71	162	135	77	31
Dividends paid	498	712	470	191	98

BALANCE SHEETS

	2006 R'm	2005 R'm Restated	2004 R'm Restated	2003 R'm Restated
ASSETS				
Non-current assets				
Properties, fixtures, equipment and vehicles	1 320	920	738	689
Goodwill and trademarks	78	79	54	104
Other financial assets	700	570	400	400
Consolidated subsidiaries				
Investment in joint venture	12	22	11	23
Deferred tax	84	96	41	79
Total non-current assets	2 194	1 687	1 244	1 295
Current assets				
Inventories	1 666	1 734	1 231	1 186
Trade, other receivables and prepayments	3 786	2 913	2 468	1 517
Cash and cash equivalents	349	411	195	298
Total *current* assets	5 801	5 058	3 894	3 001
Total assets	7 995	6 745	5 138	4 296
EQUITY AND LIABILITIES				
Equity attributable to shareowners'				
Share capital and premium	171	102	109	71
Non-distributable reserves	41	73	24	29
Retained surplus	3 818	2 977	2 220	1 750
Total equity	4 030	3 152	2 353	1 850
Interest bearing debt				
Short-term interest bearing debt	176	120	367	183
Total capital employed	4 206	3 272	2 720	2 033
Interest free liabilities				
Current taxation	186	241	87	192
Trade and other payables	3 603	3 232	2 331	2 071
Total interest free liabilities	3 789	3 473	2 418	2 263
Total equity and liabilities	7 995	6 745	5 138	4 296
Net equity per ordinary share (cents)	823	672	524	427

1. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION

The Financial Statements are prepared in accordance with the historical cost basis except for land and buildings and certain derivative financial instruments that have been measured at fair value.

The Group and company Financial Statements are presented in Rands and all values are rounded to the nearest Rand million except when otherwise indicated.

The Financial Statements incorporate the following principal accounting policies, which conform with South African Statements of Generally Accepted Accounting Practice and International Financial Reporting Standards.

2. CHANGES IN ACCOUNTING POLICIES AND COMPARABILITY

The accounting polices adopted are consistent with those of the previous year except that the Group has adopted certain new and amended South African Statements of Generally Accepted Accounting Standards and International Financial Reporting Standards, which are mandatory for financial years beginning on or after 1 January 2006 and 1 January 2007.

2.1 SAICA Circular 7/2005, 'Leases'

During the 2006 financial year, the Group adopted the additional guidance to IAS 17 (AC 105), 'Leases', with respect to fixed rental increases, provided in this circular. Lease expenses are now recognised on the straight-line method irrespective of the cash flows. Previously, lease expenses were recognised on the basis of cash flows in the lease agreement. The effect is a decrease in the current year profit after tax of R2 million (2005: R17 million). The opening retained earnings at 27 March 2004, were reduced by R298 million, after providing for deferred tax of R127 million, to reflect the cumulative impact at that date.

The effect of the revised treatment on basic and diluted earnings per share (EPS) is as follows:

For the 2006 year, there is no impact on the reported basic earnings per share and diluted earnings per share of 313 cents and 293 cents respectively. The prior year basic and diluted earnings per share decreased by 4 cents and 5 cents to 263 cents and 236 cents respectively.

2.2 Subdivision of ordinary shares

All "per share" comparatives have been recalculated to reflect the 10 for 1 subdivision of shares effective 25 July 2005.

2.3 Joint ventures

The relationship with our partners in the Hollard joint venture has been clarified to represent a jointly controlled entity which is now accounted for using the equity method. This has had no impact on the attributable profit of the Group. The Group's share of the joint venture profit has been disclosed on the face of the income statement net of applicable taxes and the investment of R12 million (2005: R22 million) is shown separately on the balance sheet. The taxation of the Group in the prior year reduced by R100 million as a result of the reclassification of the joint venture.

2.4 Early adoption of International Financial Reporting Standards

The Group resolved to adopt the following new and revised standards before the required implementation date during the current year:

- IFRS 4 (AC 141), 'Insurance Contracts', amended for "Financial Guarantees";
- IFRS 7 (AC 144), 'Financial Instruments: Disclosure';
- IAS 1 (AC 101), 'Presentation of Financial Statements', amended for "Capital Disclosures";
- IAS 19 (AC 116), 'Employee Benefits'; amended for "Actuarial Gains and Losses, Group Plans and Disclosures";
- IAS 21 (AC 112), 'The Effects of Changes in Foreign Exchange Rates', amended for "Net Investment in a Foreign Operation";

- IAS 32 (AC 125), 'Financial Instruments: Presentation', amended as a result of issuing IFRS 7 (AC 144);
- IAS 39 (AC133), 'Financial Instruments: Recognition and Measurement', amended for "The Fair Value Option", "Cash Flow Hedge Accounting of Forecast Intragroup Transactions" and "Financial Guarantees";
- IFRIC Interpretation 4 – Determine whether an Arrangement contains a Lease;
  - IFRIC Interpretation 8 – Scope of IFRS 2;
  - IFRIC Interpretation 9 – Reassessment of embedded derivatives

None of the above standards has had a material impact on the results of operations or the financial position of the Group during the year under review.

At 2 April 2005, the following new and revised standards were adopted before the required implementation date:

- IFRS 2 (AC 139), 'Share-Based Payment';
- IFRS 5 (AC 142), 'Non-Current Assets Held for Sale and Discontinued Operation';
- IAS 1 (AC 101), 'Presentation of Financial Statements';
- IAS 2 (AC 108). 'Inventories';
- IAS 8 (AC 103), 'Accounting Policies, Changes in Accounting Estimates and Errors';
- IAS 10 (AC 107), ' Events after the Balance Sheet Date';
- IAS 17 (AC 105), 'Leases';
- IAS 21 (AC 112), 'The Effects of Changes in Foreign Exchange Rates';
- IAS 24 (AC 126), 'Related Party Disclosures';
- IAS 27 (AC 132), 'Consolidated and Separate Financial Statements';
- IAS 28 (AC 110), 'Investments in Associates';
- IAS 31 (AC 119), 'Interests in Joint Ventures';
- IAS 32 (AC 125), 'Financial Instruments: Disclosure and Presentation';
- IAS 33 (AC 104), 'Earnings per Share'; and
- IAS 39 (AC133), 'Financial Instruments: Recognition and Measurement'.

3. BASIS OF CONSOLIDATION

The Group Annual Financial Statements comprise the financial statements of the parent company (Edgars Consolidated Stores Limited), its subsidiaries, the Staff Share Trust and jointly controlled entities, presented as a single economic entity. All intra-group balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full. Subsidiaries, which are directly or indirectly controlled by the Group, are included in the consolidated Financial Statements as from the date of acquisition, where control is transferred to the Group, and cease to be consolidated from the date on which control no longer exists. Where there is a loss of control of a subsidiary, the consolidated Financial Statements include the results for the part of the reporting year during which the Group has control. The identifiable assets and liabilities of entities acquired are assessed and included in the balance sheet at their fair values as at the dates of acquisition.

New acquisitions are included in the Group Financial Statements using the purchase method whereby the assets and liabilities are measured at their fair value. The purchase consideration is allocated to the assets and liabilities on the basis of fair values at the date of acquisition.

4. USE OF ESTIMATES, JUDGEMENTS AND ASSUMPTIONS MADE IN THE PREPARATION OF THE FINANCIAL STATEMENTS

In preparing the Financial Statements, management is required to make estimates and assumptions that affect reported income, expenses, assets, liabilities and disclosure of contingent assets and liabilities. Use of available information and the application of judgment are inherent in the formation of estimates. Significant estimates and judgements made relate to an allowance for doubtful debts, allowances for slow-moving inventory, residual values, useful lives and depreciation methods, pension fund and employee obligations, estimating the fair value of share options granted, and asset impairment tests.

Other judgements made relate to classifying financial assets and liabilities into categories.

The Group owns 40% of the shares in Edgars Zimbabwe Limited. Edgars Zimbabwe has not been equity accounted in the current or prior year as the effect is considered to be immaterial.

5. FOREIGN CURRENCY TRANSACTIONS

The functional and presentation currency of Edgars Consolidated Stores Limited and its South African subsidiaries is the South African Rand. Transactions in foreign currencies are initially recorded in the functional currency at the rate ruling at the date of the transaction. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are translated to the functional currency, being the South African Rand, at exchange rates ruling at the balance sheet date. Exchange differences arising on the settlement of transactions, at rates different from those at the date of the transaction, and unrealised foreign exchange differences on unsettled foreign currency monetary assets and liabilities, are recognised in the income statement and included in financing costs.

6. FOREIGN CURRENCY TRANSLATIONS

The functional currency of the foreign subsidiaries is as follows:

- Pula – (Jet Supermarkets Botswana (Pty) Limited and Central News Agency (Botswana) (Pty) Limited).
- Maloti – (Edgars Stores (Lesotho) (Pty) Limited, Central News Agency (Lesotho) (Pty) Limited and Easy Rider Clothing (Pty) Limited).
- Namibian Dollar – (Edgars Stores (Namibia) Limited and Central News Agency (Pty) Limited).
- Emalangeni – (Edgars Stores Swaziland Limited, Central News Agency (Swaziland) (Pty) Limited and Swaziland News Agency (Pty)Limited).
- British Pound – (Bellfield Limited).

The Maloti, Namibian Dollar and the Emalangeni are pegged at one to one to the South African Rand.

As at the balance sheet date, the assets and liabilities of these foreign subsidiaries are translated into the presentation currency of Edgars Consolidated Stores Limited at the rate of exchange ruling at the balance sheet date and their income statements are translated at the weighted average exchange rates for the year. The exchange differences arising on the translation are recognised directly in a foreign currency translation reserve within shareowners' equity. On disposal of a foreign subsidiary, the deferred cumulative amount recognised in shareowners' equity relating to that particular foreign operation is recognised in the income statement.

7. GOODWILL

Goodwill is initially measured at cost and represents the excess of the purchase consideration over the fair value of the Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquired entity at the date of acquisition. Following initial recognition, goodwill is measured at cost, less any accumulated impairment losses. Goodwill is reviewed for impairment annually, or more frequently, if events or changes in circumstances indicate that the carrying value may be impaired.

If on acquiring an entity, the Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquired entity exceed the purchase consideration, this excess/(discount) is recognised in profit and loss immediately.

As at the acquisition date, any goodwill acquired is allocated to each of the cash-generating units expected to benefit from the acquisition. Impairment is determined by assessing the recoverable amount of the cash-generating unit, to which the goodwill relates. Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised. Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of, is included in the carrying amount of the operation, when determining the gain or loss on disposal of that operation. Goodwill disposed of in this circumstance is measured on the basis of the relative values of the operation disposed of and the portion of the cash-generating unit which is retained.

8. TRADEMARKS AND BRAND NAMES

Where payments are made for the acquisition of trademarks and brands with a finite useful life, the amounts are capitalised at cost and amortised on a straight-line basis over their anticipated useful lives. Trademarks and brandnames acquired through the acquisition of an entity are recognised at fair value. Currently the useful life of trademarks with a finite life is estimated to be five years. Amortisation is charged on those assets with finite lives and the expense is taken to the income statement and included in other operating costs. At each balance sheet date, trademarks and brands are reviewed for indications of impairment or changes in estimated future benefits, either individually or at the cash-generating unit level. If such indications exist, an analysis is performed to assess whether the carrying amount of trademarks and brands is fully recoverable. An impairment is made if the carrying amount exceeds the recoverable amount. Useful lives are also examined on an annual basis and adjustments, where applicable, are made on a prospective basis. The Group currently has no intangibles assessed as having an indefinite life.

No valuation is made of internally developed and maintained trademarks or brand names. Expenditure incurred to maintain brand names is charged in full to the income statement as incurred.

9. FINANCIAL INSTRUMENTS

Financial instruments recognised on the balance sheet include derivative instruments, investments in debt securities, accounts receivable, cash and cash equivalents, accounts payable, and interest bearing debt. Financial instruments are initially measured at fair value, including transaction costs except those at fair value through profit and loss, when the Group becomes a party to contractual arrangements. The subsequent measurement of financial instruments is dealt with in subsequent notes. Where the Group can legally do so, and the Group intends to settle on a net basis, or simultaneously, related positive and negative values of financial instruments are offset within the balance sheet amounts.

9.1 Derivative instruments

The Group uses derivative financial instruments, including interest rate swaps, forward rate agreements and forward exchange contracts to hedge its exposure to interest rate and foreign currency fluctuations. It is the policy of the Group not to trade in derivative financial instruments for speculative purposes.

In terms of hedge accounting, hedges are either (a) fair value hedges, which hedge the exposure to changes in the fair value of a recognised asset or liability or (b) cash flow hedges, which hedge exposure to variability in cash flows.

In the case of fair value hedges, any gains or losses on marking to market the hedging instrument are recognised immediately in the profit for the period.

Gains and losses on effective cash flow hedging instruments in respect of a particular risk associated with a recognised asset or liability, or highly probable forecast transactions, are recognised directly in equity. Any ineffective portion of a cash flow hedge is recognised in profit before taxation for the period. When the hedged forecast transaction is recognised as a non-financial asset or a non-financial liability, the cumulative associated gains or losses reflected in equity are included in the initial measurement of the non-financial asset or liability. For cash flow hedges that result in the recognition of a financial asset or liability, the cumulative gains or losses reflected in equity are included in profit in the period in which the asset acquired or liability assumed affects profit.

9.2 Other financial assets

Other financial assets consist of debt securities classified as held to maturity investments and a loan between the Company and the Staff Share Trust.

Debt securities held by the Group are classified as held to maturity investments and initially recorded at fair value including transaction costs, which is the fair value of the cash given to acquire the debt securities, and are subsequently measured at amortised cost, using the effective interest rate method. Interest received on debt securities is included in the income statement as interest received and is recognised on an accrual basis.

9.3 Trade and other receivables

Trade and other receivables are stated at cost less an allowance for doubtful debts. The allowance raised being 100% of debtors in the contractual ages six to nine months. Based on past experience the prospect of recovering debts in this category is low. Delinquent accounts are written off by applying the Group's write off policy recognising both contractual and recency ages of accounts. Recency is the number of months since a qualifying payment being 75% of the total due was received.

9.4 Cash and cash equivalents

Cash and cash equivalents are measured at fair value.

9.5 Financial liabilities

Financial liabilities, other than derivatives, are amortised at their original debt value, less principal payments and amortisation. Derivatives are subsequently measured at fair value, and gains and losses are included in profit for the period. Discounts arising from the difference between the net proceeds of debt instruments issued and the amounts repayable at maturity, are charged to net financing costs over the life of the instruments using the effective interest rate method.

9.6 Impairment of financial assets

At each balance sheet date an assessment is made of whether there is any objective evidence of impairment of financial assets. If there is evidence then the recoverable amount is estimated and an impairment loss is recognised in accordance with IAS 39 (AC 133).

9.7 Derecognition of financial instruments

Financial instruments are derecognised where the Group transfer the risks and rewards associated with the financial instrument. Derecognition normally occurs when the instrument is sold or all the cash flows associated with the instrument are passed to an independent third party.

10. SUBSIDIARIES

Investments in subsidiaries in the separate financial statements presented by the Company are recognised at cost.

11. INVENTORIES

Retail trading inventories are valued at the lower of cost, using the weighted average cost, and net realisable value, less an allowance for slow-moving items. Net realisable value is the estimated selling price in the ordinary course of business less necessary costs to make the sale. In the case of own manufactured inventories, cost includes the total cost of manufacture, based on normal production facility capacity, and excludes financing costs.

Work-in-progress is valued at actual cost, including direct material costs, labour costs and manufacturing overheads.

Factory raw materials and consumable stores are valued at average cost, less an allowance for slow-moving items.

The allowance for slow-moving inventory is made with reference to an inventory age analysis. All inventory older than 18 months is provided for in full.

All store inventories are physically verified at least twice a year through the performance of inventory counts and shortages identified are written off immediately. Stores, which have a history of high inventory losses, are counted more frequently. An allowance is made, based on historical trends of inventory losses, for losses incurred between the last physical count and the balance sheet date.

12. LEASES

Leases are classified as finance leases where substantially all the risks and rewards associated with ownership of an asset are transferred from the lessor to the Group as lessee.

Assets subject to finance leases are capitalised at the lower of the fair value of the asset, and the present value of the minimum lease payments, with the related lease obligation recognised at the same value. Capitalised leased assets are depreciated over the shorter of the lease term and the estimated useful life if the Group does not obtain ownership thereof. Finance lease payments are allocated, using the effective interest rate method, between the lease finance cost, which is included in financing costs, and the capital repayment, which reduces the liability to the lessor.

Operating leases are those leases which do not fall within the scope of the above definition. Operating lease rentals with fixed escalation clauses are charged against trading profit on a straight-line basis over the term of the lease.

13. PROPERTIES, FIXTURES, EQUIPMENT AND VEHICLES

13.1 Properties

Properties comprise of a building held by the Group for retail space and general-purpose land and buildings for use by employees. Properties are initially valued at cost and subsequently revalued every three years by recognised professional valuers, to net realisable open-market value using the alternative or existing-use basis as appropriate, ensuring carrying amounts do not differ materially from those which would be determined using fair value at the balance sheet date. On revaluation, the cost, as well as the accumulated depreciation, is restated proportionately. Any revaluation surplus is credited to the asset revaluation reserve, net of deferred taxes, and included in shareowners' equity in the balance sheet. Any revaluation deficit directly offsetting a previous surplus, is directly offset against that surplus in the asset revaluation reserve. Upon disposal, any revaluation reserve relating to the particular property being sold, is transferred to retained earnings.

Depreciation is provided on buildings over 50 years. Properties are reviewed periodically for impairment.

13.2 Lease premiums and leasehold improvements

Expenditure relating to leased premises is capitalised and depreciated to expected residual value over the remaining period of the lease.

Leasehold improvements for leasehold land and buildings are depreciated over the lease periods, or such shorter periods as may be appropriate.

13.3 Fixtures, equipment and vehicles

Fixtures, equipment and vehicles are carried at cost less accumulated depreciation, and depreciated on a straight-line basis to their expected residual values over the estimated useful lives as follows:

Fixtures and fittings	8 years
Computer equipment	5 years
Computer software	3 years
Machinery	10 years
Vehicles	5 years

Fixtures, equipment and vehicles are reviewed periodically for impairment.

13.4 Derecognition of fixtures, equipment and vehicles

An item of fixtures, equipment and vehicles is derecognised on disposal or when no future economic benefits are expected through its continued use. Gains or losses which arise on derecognition, are included in the income statement in the year of derecognition. The gain or loss is calculated as the difference between the net disposal proceeds and the carrying amount of the fixtures, equipment or vehicles at the date of sale.

Items with an initial cost of R2 000 or less are expensed as purchased.

13.5 **Asset lives and residual values**

Buildings, fixtures, equipment and vehicles are depreciated over their useful life taking into account any residual values where appropriate. The actual useful life of these assets is assessed annually and could vary as a result of technological innovations and maintenance programmes. In addition, where applicable, residual values are reviewed annually after considering future market conditions, the remaining life of the asset and projected disposal values.

13.6 **Software costs**

Packaged software and the direct costs associated with the development and installation thereof are capitalised and included as work-in-progress in computer software until commissioned. Once commissioned, the total cost capitalised to date is transferred to computer software and depreciated in accordance with the rates set out in 13.3.

14. NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

Non-current assets (or a disposal group) are classified as held for sale if the carrying amount will be recovered through a highly probable sale transaction, rather than through continuing use. The sale is considered to be highly probable where the assets (or a disposal group) are available for immediate sale, management is committed to the sale and the sale is expected to be completed within a period of one year from the date of classification. Assets classified as held for sale are measured at the lower of the asset's carrying amount and fair value less costs to sell.

Where the sale is more than one year into the future due to circumstances beyond the Group's control, the costs to sell are measured at the present value. Any increase in the present value of costs to sell are recognised in the income statement as a financing cost.

An impairment loss is recognised in profit or loss for any initial or subsequent write-down of the asset or disposal group to fair value less costs to sell. A gain, for any subsequent increase in fair value less costs to sell, is recognised in profit to the extent that it does not exceed the cumulative impairment loss previously recognised.

Non-current assets classified as held for sale are not depreciated.

Where a component of the Group, being either a separate major line of business, a geographical area of operations or a subsidiary, is acquired exclusively with a view to resell and management is committed to the sale and it is expected to be completed within a period of one year or has been sold, that component is classified as a discontinued operation.

15. INCOME TAXES

Income tax payable on profits, based on the applicable tax laws, is recognised as an expense in the period in which profits arise.

Deferred tax liabilities are recognised for temporary differences arising between the carrying amounts of assets and liabilities in the balance sheet and their amounts as measured for tax purposes, which will result in taxable amounts in future periods, unless the deferred tax liability arises from goodwill, for which amortisation is not deductible for tax purposes. Deferred tax assets are recognised for all temporary differences which will result in deductible amounts in future periods, but only to the extent that it is probable that sufficient taxable profits will be available against which these differences can be utilised. Neither a deferred tax asset nor liability is recognised where it arises from a transaction, which is not a business combination, and, at the time of the transaction, affects neither accounting profit nor taxable profit or loss.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the asset will be realised or the liability will be settled, based on enacted or substantially enacted rates.

Current and deferred tax assets and liabilities are offset when they arise in the same tax reporting entity, and relate to the same tax authority, and when the legal right to offset exists. Where applicable, non-resident shareholders' taxation is provided in respect of foreign dividends receivable.

16. FINANCING COSTS

Financing costs are recognised in the income statement in the period in which they are incurred.

17. JOINTLY CONTROLLED ENTITIES

A jointly controlled entity is an entity which is jointly controlled by the Group and one or more other venturer under a contractual arrangement. The Group's interest in jointly controlled entities is accounted for using the equity method. Where the Group transacts with a jointly controlled entity, unrealised profits and losses are eliminated to the extent of the Group's interest in the joint venture.

18. REVENUE RECOGNITION

Revenue comprises retail sales of merchandise, manufacturing sales, club fees, financial services income, dividends, interest and finance charges accrued to the Group and company. Revenue from all sales of merchandise net of returns, is brought to account when delivery takes place to the customer. Revenue from manufacturing and other operations is recognised when the sale transactions giving rise to such revenue are concluded. Finance charges on arrear account balances are accrued on a time proportion basis, recognising the effective yield on the underlying assets. Equity accounted income from jointly controlled entities is recognised as earned. Dividends are recognised when the right to receive payment is established. Interest received is recognised using the effective interest rate method. Club fees are recognised when billed.

19. BUSINESS AND GEOGRAPHICAL SEGMENTS

The principal segments of the Group have been identified on a primary basis by division, and on a secondary basis by significant geographical region. The basis is representative of the internal structure for management purposes. The source and nature of business risks and returns are segmented on the same basis.

Segment revenue – retail sales reflect sales to third parties, excluding arm's length inter-segment revenue recorded at fair value. The segment result is presented as segment operating profit without allocation of finance costs and taxation. Corporate expenses are allocated on an appropriate basis after giving due consideration to the nature of such expenses incurred. Segment gross assets include those assets that can be specifically identified with a particular segment. Neither trade accounts receivable, which are housed in the centralised Credit and Financial Services Division, nor corporate liabilities which are held at the Group Services Division, are allocated to segments.

20. EMPLOYEE BENEFITS

The Group operates a number of retirement benefit plans for its employees. These plans include both defined benefit and defined contribution provident funds and other retirement benefits such as medical aid benefit plans. Current contributions incurred with respect to the defined contribution provident funds, are charged against income when incurred.

The Group uses the projected unit credit actuarial method to determine the present value of its defined benefit plans and the related current service cost and, where applicable, past service costs. Statutory valuations are performed every three years and interim adjustments to those valuations are made annually. The portion of actuarial gains and losses recognised is the excess over the greater of 10% of the present value of the defined benefit obligation at the end of the previous reporting period, before deducting plan assets, and 10% of the fair value of any plan assets at the same date, divided by the expected average remaining working lives of the employees participating in the fund. Improved benefits in defined benefit funds are only granted if they can be financed from the actuarial surplus. Contribution rates to defined benefit plans are adjusted for any unfavourable experience adjustments. Favourable experience adjustments are retained within the funds. Actuarial surpluses are only brought to account in the Group's financial statements when it is certain that economic benefits will be available to the Group.

20.1 Equity participation plans and share-based payment

Employees, including directors, of the Group receive remuneration in the form of share options, whereby they render services in exchange for rights over shares. The cost of share options is

measured by reference to the fair value at the date at which they are granted. The fair value is determined by using the Black-Scholes option-pricing model. In valuing the share options, no account is taken of any performance conditions, other than conditions linked to the price of the shares of Edgars Consolidated Stores Limited.

The fair value of the share options is recognised and charged against profit, together with a corresponding increase in shareowner's equity, over the vesting period ending on that date on which the performance conditions are fulfilled and the employees become fully entitled to take up the share option. The cumulative expense recognised for share options granted at each balance sheet date until the vesting date, reflects the extent to which the vesting period has expired and the number of share option grants that will ultimately vest in the opinion of the directors of the Group, at that date. This is based on the best available estimate of the number of share options that will ultimately vest. No expense is recognised for share options that do not ultimately vest. No expense has been recognised for share options granted before 7 November 2002 that had not yet vested by that date.

Where the terms of share options are modified, as a minimum, an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any increase in the value of the transactions, as a result of the modification, as measured at the date of modification.

Where a share option is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new share option is substituted for the cancelled share option, and designated as a replacement share option on the date that it is granted, the cancelled and new share option grant are treated as if they were a modification of the original grant, as described above.

The dilutive effect of outstanding options is reflected as a share dilution in the computation of diluted earnings per share.

21. SHARE CAPITALISATION AWARDS AND CASH DIVIDENDS

The full cash equivalent of capitalisation share awards, and cash dividends paid by the company are recorded and disclosed as dividends declared in the statement of changes in ordinary shareowners' equity. Dividends declared subsequent to the year-end are not charged against shareowners' equity at the balance sheet date as no liability exists. Upon allotment of shares in terms of a capitalisation award, the election amounts are transferred to the share capital and share premium account; cash dividend election amounts are paid and the amount removed from equity.

22. TREASURY SHARES

Shares in Edgars Stores Consolidated Limited held by its subsidiary and the Staff Share Trust are classified in the Group's shareowners' equity as treasury shares. These shares are treated as a deduction from the issued and weighted average number of shares, and the cost price of the shares is deducted from share capital and premium, in the balance sheet. Dividends received on treasury shares are eliminated on consolidation.

23. DEFINITIONS

23.1 Attributable cash inflow from operations per ordinary share

Attributable cash flow from operations divided by the weighted average number of ordinary shares in issue during the year.

23.2 Capital employed

Shareowners' funds including minority interests in subsidiaries and interest bearing debt.

23.3 Cash and cash equivalents

Comprise cash on hand and demand deposits together with any highly liquid investments readily convertible to known amounts of cash.

23.4 **Cost of credit**

The cost of administering the total debtors book.

23.5 **Cost of sales**

Includes the historical cost of inventory, distribution costs incurred in bringing the inventory to the retail locations, markdowns and promotional costs.

23.6 **Current ratio**

Current assets divided by current liabilities. Current liabilities include short term borrowings and interest free liabilities other than deferred taxation.

23.7 **Cash "EBITDA"**

Cash earnings before interest, taxation, depreciation and amortisation charges.

23.8 **Dividend cover**

Earnings per ordinary share divided by dividends per ordinary share.

23.9 **Dividend yield**

Dividends declared per ordinary share divided by the closing share price on JSE Limited.

23.10 **Earnings per ordinary share**

23.10.1 **Attributable earnings basis**

Earnings attributable to ordinary shareowners divided by the weighted average number of ordinary shares in issue during the year.

23.10.1 **Cash equivalent basis**

Earnings attributable to ordinary shareowners adjusted for non-cash items in attributable earnings, divided by the weighted average number of ordinary shares in issue during the year.

23.10.1 **Diluted earnings basis**

Earnings attributable to shareowners, adjusted for the cost of share based payments, divided by the weighted average number of ordinary shares in issue during the year, increased by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of dilutive options, and adjusted for the cost of share-based payments, being the fair value of services yet to be rendered.

23.10.1 **Headline earnings basis**

Earnings attributable to ordinary shareowners, adjusted for profits and losses on capital items, recognising the taxation and minority impacts of these adjustments, divided by the weighted average number of ordinary shares in issue during the year. This calculation is in accordance with the Circular 7 of 2002 issued by the South African Institute of Chartered Accountants.

23.11 **Earnings yield**

Earnings per ordinary share divided by the closing share price on *JSE Limited*.

23.12 **Financing cost cover**

Operating profit divided by net financing costs.

23.13 **Gearing ratio**

Interest bearing debt, reduced by cash and cash equivalents, divided by shareowners' funds.

23.14 **Net assets**

Total assets less interest free liabilities.

23.15 **Net asset turn**

Retail sales divided by closing net assets.

23.16 **Net equity per ordinary share**

Total equity divided by the number of ordinary shares in issue at the year-end.

23.17 **Price earnings ratio**

The closing share price on JSE Limited divided by earnings per ordinary share.

23.18 **Retail sales**

Represent sales of merchandise through retail outlets and exclude value-added and general sales tax, fees, rental income and intra-group transactions.

23.19 **Return on ordinary shareowners' equity**

Earnings attributable to ordinary shareowners as a percentage of average ordinary shareowners' equity.

23.20 **Revenue**

Comprises retail sales, manufacturing sales, club fees, financial services income, dividends, interest and finance charges accrued to the Group and company.

23.21 **Weighted average number of ordinary shares in issue**

The number of ordinary shares in issue at the beginning of the period, excluding treasury shares, increased by shares issued during the period, and decreased by share repurchases, weighted on a time basis for the period during which they have participated in the income of the Group. In the case of shares issued pursuant to a share capitalisation award in lieu of dividends, the participation of such shares is deemed to be from the date of issue.

23.22 **Weighted average price paid per share traded**

The total value of shares traded each year, divided by the total volume of shares traded for the year on JSE Limited.

TRADING HISTORY OF EDCON ORDINARY SHARES ON THE JSE

The table below sets the high, low and closing price and the aggregate volumes of the Edcon ordinary shares traded on the JSE for the following periods:

	High (Rand)	Low (Rand)	Close (Rand)	Volume (shares)
Quarterly				
2005				
June	30,00	23,95	29,00	165 035 900
September	34,50	28,08	31,75	154 245 571
December	36,10	28,10	35,16	155 953 796
2006				
March	39,27	32,10	38,49	195 172 942
Monthly				
2006				
April	39,20	35,40	38,00	55 894 529
May	39,31	32,19	34,74	60 964 957
June	35,00	25,90	28,95	100 343 786
July	30,55	25,90	27,52	69 162 119
August	29,45	25,50	28,34	91 476 392
September	30,51	26,22	30,00	84 926 505
October	37,06	28,25	36,71	94 566 589
November	38,29	35,10	37,45	64 859 644
December	40,10	36,27	39,01	41 895 167
Daily				
2007				
January				
2	39,90	38,80	39,90	1 274 619
3	40,00	39,30	39,65	939 636
4	39,40	38,50	39,20	1 831 276
5	39,50	38,05	38,90	1 177 498
8	38,85	38,50	38,75	1 469 492
9	39,25	38,81	39,10	4 767 257
10	39,10	38,50	38,61	3 183 346
11	39,00	38,65	38,73	3 013 642
12	38,79	38,61	38,73	4 074 329
15	38,75	38,50	38,71	5 032 693
16	38,94	38,66	38,75	4 556 871
17	38,90	38,70	38,75	3 039 932
18	38,99	38,70	38,95	2 186 246
19	39,58	38,50	38,50	9 507 380
22	39,05	38,70	38,94	5 556 027
23	39,20	38,60	38,70	6 720 133
24	38,85	37,90	38,30	11 327 118
25	38,70	38,10	38,40	8 733 993
26	39,40	38,30	39,39	6 309 490
29	39,88	39,00	39,50	1 983 974
30	40,10	39,40	39,61	3 597 405
31	41,19	39,61	40,40	3 436 563

	High (Rand)	Low (Rand)	Close (Rand)	Volume (shares)
2007				
February				
1	40,70	39,80	39,85	3 240 194
2	40,00	38,70	39,59	1 283 381
5	40,20	39,25	39,85	1 090 182
6	40,50	39,85	40,20	936 979
7	40,20	39,71	39,90	1 374 657
8	45,00	39,80	44,40	28 968 160
9	44,30	43,90	44,18	21 123.218
12	44,19	43,80	44,05	11 211 123
13	44,20	44,00	44,10	38 874 573
14	44,35	44,09	44,30	16 195 362
15	44,30	44,20	44,30	10 126 568
16	44,30	44,20	44,25	11 569 459
19	44,29	44,22	44,25	4 414 972
20	44,31	44,21	44,29	3 956 094
21	44,35	44,20	44,30	7 829 575
22	44,98	44,25	44,45	2 760 491
23	44,50	44,26	44,48	46 185 962
26	44,50	44,25	44,32	5 425 854
27	44,40	44,01	44,20	10 556 258
28	44,30	43,80	44,30	8 364 289
March				
1	44,32	44,20	44,30	5 007 221
2	44,50	44,20	44,32	9 717 564
5	44,20	43,30	44,20	20 111 686
6	44,25	44,10	44,15	7 754 970
7	44,26	44,10	44,26	4 388 899
8	44,30	44,15	44,15	10 217 524
9	44,50	44,00	44,30	5 269 138
12	44,50	44,25	44,30	6 264 022

THE ORDINARY GENERAL OFFER

1. DEFINITIONS AND INTERPRETATION

Except as set out below and unless otherwise indicated or required by the context, the definitions and interpretation set out on pages 11 to 16 of this document apply throughout this annexure and the words set out in the first column shall have the meanings stated opposite them in the second column and related expressions shall bear corresponding meanings:

"certificated ordinary offerees"	ordinary offerees who hold certificated ordinary shares;
"dematerialised ordinary offerees"	ordinary offerees who hold dematerialised ordinary shares;
"final closing date"	12:00 on the fourteenth business day from and including the initial closing date, provided that Newco may extend same from time to time by notice released on SENS on or prior to the most recent final closing date, in which event, the final closing date will be such later date;
"initial closing date"	12:00 on the business day stipulated for this purpose by Newco, which business day will be notified to ordinary shareholders by notice released on SENS and published in the press, provided that the initial closing date shall not be less than twenty-eight business days from the opening date;
"last day to trade"	last day to trade ordinary shares in order to be recorded in the register on the offer consideration record date, which is expected to be five business days before the offer consideration record date;
"ordinary general offer"	the offer by Newco to the ordinary offerees which is referred to in paragraph 3 of this annexure IV;
"offer consideration record date"	the latest time and date for ordinary shareholders to be recorded in the register in order to receive the ordinary offer consideration, being 17:00 on: (a) if the final closing date is a Friday, the final closing date; or (b) if the final closing date is not a Friday, the first Friday following the final closing date or (c) if that Friday is not a business day, the immediately preceding business day;
"offer payment date"	the date on which the ordinary offer consideration will be posted or the ordinary offer consideration made available electronically to ordinary offerees who have accepted the ordinary general offer, which date will be not more than five days after the final closing date;
"ordinary offer consideration"	the consideration that will be received by or accrued to an ordinary offeree for every ordinary offer share held by him on the offer consideration record date, being R46,00 per ordinary offer share;
"ordinary offer shares"	all ordinary shares, other than the excluded shares, held by the ordinary offerees;
"ordinary offerees"	all ordinary shareholders, other than the excluded shareholders, recorded in the register as such at any time between the opening date and the final closing date, being ordinary shareholders to whom the ordinary general offer is made;
"opening date"	09:00 on the first business day following the day on which it is published in the press that Newco has elected to make the ordinary general offer; and

"US business day"	a business day in the United States of America as defined in Rule 14d-1 of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934.

2. IMPORTANT DATES AND TIMES

Should the ordinary general offer become effective, all dates and times pertinent thereto will be released on SENS and published in the press.

3. THE ORDINARY GENERAL OFFER

If the ordinary scheme does not become operative for any reason, other than the failure to obtain any necessary regulatory approvals (excluding a failure of the Court to sanction the ordinary scheme), Newco may elect to make the ordinary general offer (which will be subject to the fulfilment of the conditions precedent set out in paragraph 3.3 below) to purchase the ordinary offer shares for the ordinary offer consideration on the terms and conditions set out in this annexure. In such event, an announcement will be released on SENS and published in the press advising ordinary offerees that the ordinary general offer has been made and is open for acceptance between the opening date and the initial closing date.

3.1 Ordinary offer period

3.1.1 After the announcement thereof on SENS and in the press, the ordinary general offer will remain open indefinitely until the initial closing date. If on the initial closing date, the conditions precedent set out in paragraph 3.3 below have not been fulfilled or, in the case of the condition precedent set out in paragraph 3.3.1.3 below, waived, the ordinary general offer shall lapse and all advance acceptances of the ordinary general offer will be null and void. Document(s) of title already surrendered will be returned to the relevant ordinary offerees, by registered post, at the risk of the ordinary offerees concerned.

3.1.2 If on the initial closing date the ordinary general offer has become or is declared unconditional as to acceptances, the ordinary general offer shall remain open for a further fourteen business days until the final closing date, save that Newco may, in its discretion, extend the final closing date.

3.2 Ordinary offer consideration

If the ordinary general offer becomes unconditional, ordinary offerees will be entitled to receive the ordinary offer consideration. The ordinary offer consideration will not be increased by Newco, although it reserves its right to do so in the event of a competing offer. Further, Edcon will not be paying an ordinary dividend prior to the final closing date and therefore the ordinary offer consideration is cum dividend.

3.3 Conditions precedent

3.3.1 The ordinary general offer will be subject to the fulfilment of the following conditions precedent by Friday, 17 August 2007; provided that Edcon and Newco shall be entitled to extend this date by agreement at any time before Friday, 17 August 2007:

3.3.1.1 the competition authorities approving the change of control that will arise pursuant to the implementation of the offer in terms of the Competition Act, either unconditionally or subject to such conditions as may be acceptable to Newco;

3.3.1.2 any other regulatory approvals and consents necessary in respect of the offer being obtained, including but not limited to approvals from the Exchange Control Department of the South African Reserve Bank (in respect of the offer and the interim and permanent funding secured by the Newco group); and

3.3.1.3 Newco receiving acceptances of the ordinary general offer in respect of no less than 75% (or such lower percentage as Newco may notify ordinary offerees) of the ordinary shares, other than ordinary shares held on the opening date by Newco or its nominee.

3.3.2 The ordinary general offer is not conditional on Newco receiving any acceptances of the preference general offer.

3.3.3 Newco shall have the right to waive the condition in paragraph 3.3.1.3 above on written notice to Edcon. Newco will advise Edcon ordinary shareholders of any such waiver by way of an announcement released on SENS and published in the press. If Newco does not obtain acceptances as set out in paragraph 3.3.1.3 above within sixty days of the opening date, Newco will advise Edcon shareholders either that it has waived the condition in paragraph 3.3.1.3 above so that the ordinary general offer has become unconditional or that the ordinary general offer has lapsed.

3.3.4 If Edcon and Newco extend the date for fulfilment of conditions precedent as contemplated above, Edcon will advise Edcon ordinary shareholders of this fact by way of an announcement released on SENS and published in the press.

3.3.5 If the conditions precedent to the ordinary general offer referred to in this paragraph 3.3 are not fulfilled or, in the case of the condition precedent set out in paragraph 3.3.1.3, waived, the ordinary general offer will lapse and all advance acceptances of the ordinary general offer will be null and void. Document(s) of title already surrendered will be returned to the relevant ordinary offerees, by registered post, at the risk of the ordinary offerees concerned.

3.4 **Compulsory acquisition in terms of section 440K of the Companies Act**

3.4.1 Should the ordinary general offer be validly accepted in respect of 90% or more of the ordinary offer shares not held by Newco, Newco may invoke the provisions of section 440K of the Companies Act (the provisions of which are set out in Annexure VI to this document) to compulsorily acquire all the ordinary offer shares, other than the excluded shares, in respect of which the ordinary general offer was not accepted. In the event of Newco acquiring all of the ordinary offer shares, application will be made to the JSE and NSX for the immediate suspension and subsequent termination of the listing of the ordinary shares of Edcon.

3.4.2 Should the requisite number of acceptances be obtained to allow the provisions of section 440K of the Companies Act to be invoked, and Newco consequently invokes such provisions, a circular will be sent to those ordinary offerees who have not accepted the ordinary general offer, incorporating the notice envisaged by section 440K of the Companies Act and a further form of acceptance, surrender and transfer.

3.4.3 In the event that the ordinary general offer is validly accepted in respect of 75%, but less than 90%, of the ordinary offer shares not held by Newco, the ordinary shares will remain listed on the JSE and NSX.

4. ACCEPTANCE OF THE ORDINARY GENERAL OFFER

4.1 Ordinary offerees who do not wish to accept the ordinary general offer need not take further action and will be deemed to have rejected the ordinary general offer.

4.2 Certificated ordinary offerees may accept the ordinary general offer in respect of all or part of their ordinary offer shares by completing the attached form of acceptance, surrender and transfer *(white)* in accordance with the instructions contained therein and returning it to the transfer secretaries together with the document(s) of title in respect of their ordinary offer shares.

4.3 **Dematerialised ordinary offerees who elect to accept the ordinary general offer must notify their duly appointed CSDP or broker of their acceptance of the ordinary general offer in the time and manner stipulated in the custody agreement governing their relationship with their CSDP or broker. Dematerialised ordinary offerees must not complete the attached form of acceptance, surrender and transfer *(white)*.**

4.4 Ordinary offerees should note that, notwithstanding that the ordinary general offer may be accepted in respect of all or only a part of a shareholder's holding of ordinary shares, it is Newco's intention to acquire all of the ordinary shares in issue and to terminate the listing of the ordinary shares on the JSE and the NSX.

4.5 All acceptances of the ordinary general offer received by the transfer secretaries, CSDPs or brokers, as the case may be and treated as valid by them shall be irrevocable.

4.6 In respect of certificated ordinary shares, Newco reserves the right in its sole and absolute discretion to:

4.6.1 treat as invalid forms of acceptance, surrender and transfer *(white)* not accompanied by valid document(s) of title;

4.6.2 treat as invalid forms of acceptance, surrender and transfer *(white)* not properly completed;

4.6.3 treat as invalid forms of acceptance, surrender and transfer *(white)* in accordance with paragraph 4.8 below; or

4.6.4 require proof of the authority of the person signing the form of acceptance, surrender and transfer *(white)* where such proof has not yet been lodged with, or recorded by, the transfer secretaries.

4.7 Ordinary offerees should note that upon acceptance of the ordinary general offer, notwithstanding that all conditions precedent may not have been fulfilled at that date, ordinary offerees should no longer trade in their ordinary offer shares in respect of which the ordinary general offer has been accepted.

4.8 Any form of acceptance, surrender and election which appears to have been sent from Australia, Canada, Japan or any other jurisdiction in which the ordinary general offer may not lawfully be made or a person located in any such jurisdiction, will be deemed to be invalid and given no effect. Ordinary offer shares held by ordinary offerees in Australia, Canada, Japan or any other jurisdiction in which the ordinary general offer may not lawfully be made may only be acquired by Newco pursuant to section 440K(1)(a) of the Companies Act.

5. SETTLEMENT OF THE ORDINARY OFFER CONSIDERATION

5.1 If the ordinary general offer becomes unconditional, the ordinary offerees will be entitled to receive the ordinary offer consideration. Newco will, through the transfer secretaries, administer and effect payment of the ordinary offer consideration to the ordinary offerees. Edcon will accept no responsibility for payment of the ordinary offer consideration.

5.2 Provided that certificated ordinary offerees have surrendered their document(s) of title to the transfer secretaries on or prior to the final closing date, the ordinary offer consideration will, on the offer payment date, be posted to them at their addressees recorded in the register, by registered post, at the risk of such ordinary offerees unless written instructions to the contrary are furnished in the attached form of acceptance, surrender and transfer *(white)*.

5.3 Should certificated offerees so elect by providing details of their bank account on the attached form of acceptance, surrender and transfer *(white)*, and provided that their document(s) of title have been surrendered on or prior to the final closing date, settlement of the ordinary offer consideration will be effected by electronic transfer directly into the ordinary offeree's relevant account. The facility of having the ordinary offer consideration paid into such ordinary offeree's bank account will not be available to those ordinary offerees who surrender their document(s) of title after the final closing date.

5.4 If certificated ordinary offerees who have accepted the ordinary general offer do not surrender their document(s) of title to the transfer secretaries on or before the final closing date, the ordinary offer consideration will be posted to such certificated ordinary offerees, by registered post, at the risk of such certificated ordinary offerees, within five business days of receipt of the document(s) of title of such certificated ordinary offerees.

5.5 If the ordinary offer consideration is not sent to the certificated ordinary offerees entitled thereto or not transferred directly into the certificated ordinary offerees' relevant accounts due to the fact that relevant document(s) of title have not been surrendered or, if having been sent, are returned, such ordinary offer consideration will be held by the transfer secretaries on behalf of Newco until claimed, provided that should such ordinary offer consideration remain unclaimed by the relevant certificated ordinary offeree for a period of three years after the final closing date, the ordinary

offeree shall forfeit its right to such ordinary offer consideration and Newco will be entitled to donate such amounts to a charitable organisation of its choice. No interest will accrue or be paid on the amount payable to certificated ordinary offerees arising from the ordinary offer consideration being so held.

5.6 Dematerialised ordinary offerees will have their accounts at their CSDP or broker credited in respect of the ordinary offer consideration in accordance with their custody agreement with their CSDP or broker.

5.7 Unless otherwise agreed between Newco, Edcon and ordinary offerees concerned and, provided that document(s) of title in respect of the relevant ordinary shares have been surrendered to the transfer secretaries, the ordinary offer consideration will be paid in full in accordance with the terms of the general offer without regard to any lien, right of set-off, counter-claim or other analogous right to which Newco may be entitled.

6. BASIS OF ACQUISITION OF EDCON ORDINARY SHARES

Ownership in the ordinary shares will be acquired by Newco free from all liens, equities, mortgages, charges, encumbrances, rights of pre-emption and other third party rights and interests of any nature whatsoever and together with all rights attaching thereto.

7. SURRENDER OF DOCUMENT(S) OF TITLE

7.1 Certificated ordinary offerees must surrender their document(s) of title in order to claim the ordinary offer consideration.

7.2 Certificated ordinary offerees must use the attached form of acceptance, surrender and transfer *(white)* to surrender their document(s) of title and return same as soon as possible to the transfer secretaries together with their document(s) of title so as to be received by not later than the final closing date.

7.3 No receipts will be issued for document(s) of title surrendered unless specifically requested. Persons so requesting receipts are requested to prepare the receipts required.

7.4 Document(s) of title surrendered by certificated ordinary offerees in anticipation of the ordinary general offer being made will be held in escrow by the transfer secretaries pending the making of the ordinary general offer. Should the conditions precedent to the ordinary general offer not be fulfilled, the transfer secretaries will, within five business days of the date upon which it becomes known that the ordinary general offer will either not be made or not become operative, return the document(s) of title to the certificated ordinary offerees concerned, by registered post, at the risk of such certificated ordinary offerees.

7.5 The attention of certificated ordinary offerees is drawn to the fact that, if the document(s) of title in respect of certificated ordinary shares are surrendered in advance, they will not be in a position to dematerialise and to deal in their ordinary shares between the date of surrender and the initial closing date or, if applicable, the final closing date.

7.6 Further, certificated ordinary shareholders are advised that no dematerialisation of ordinary shares may take place after the last day to trade to participate in the ordinary general offer.

7.7 If document(s) of title have been lost or destroyed and the relevant certificated ordinary offeree produces evidence to this effect to Edcon's and Newco's satisfaction, Edcon and Newco may dispense with the surrender of document(s) of title requirements against provision of an acceptable indemnity the cost of which indemnity will be borne by the certificated ordinary offeree concerned or may in their discretion waive such indemnity.

7.8 Dematerialised ordinary offerees do not have to surrender any document(s) of title.

8. CASH CONFIRMATION

The SRP has received confirmation from Citigroup Global Markets (Pty) Limited that Newco has sufficient cash resources available to satisfy the ordinary offer consideration.

9. OPINIONS AND RECOMMENDATIONS

9.1 The board ran a comprehensive and competitive sale process with independent advice and established an independent committee of the board, comprising all the non-executive directors of the board, to consider the offer and to make a recommendation to the board regarding the offer. Management did not form part of the independent committee. The independent committee appointed PricewaterhouseCoopers to advise it whether the offer is fair and reasonable for Edcon shareholders.

9.2 PricewaterhouseCoopers has considered the terms and conditions of the ordinary general offer and is of the opinion that the ordinary offer consideration is fair and reasonable to the ordinary offerees. The full text of the letter from PricewaterhouseCoopers to the independent committee of the board is set out in Annexure I to this document.

9.3 The independent committee of the board has evaluated the terms and conditions of the ordinary general offer and the opinion of PricewaterhouseCoopers, and is of the unanimous opinion that the ordinary general offer is fair and reasonable to the ordinary offerees. Accordingly, the independent committee of the board has recommended to the full board that it recommends that ordinary offerees accept the ordinary general offer. In accordance with that recommendation, all the non-executive directors of the board and the executive directors, excluding key management, recommend that ordinary offerees accept the ordinary general offer.

9.4 The directors of Edcon who own ordinary shares have indicated their intention to accept the ordinary general offer (if made) in respect of all of their ordinary shares.

10. AMENDMENT OR VARIATION OF THE ORDINARY GENERAL OFFER

No amendment or variation of the ordinary general offer shall be valid unless it is agreed to by Edcon and Newco in writing and, to the extent required, approved by the SRP, provided that Edcon and Newco shall not agree to any amendment or variation that has the effect of reducing the ordinary offer consideration.

11. APPLICABLE LAW

The ordinary general offer is made in compliance with the requirements of the Code, and is governed by and subject to the provisions of the laws of South Africa and each ordinary offeree will be deemed, by his acceptance, to have consented and submitted to the jurisdiction of the Courts of South Africa in relation to all matters arising out of or in connection with the ordinary general offer and acceptance thereof.

12. US TENDER OFFER REQUIREMENTS

12.1 In the event that there is an increase or decrease of: (a) the percentage of the ordinary shares sought by Newco; (b) the ordinary offer consideration; or (c) any soliciting fee, the ordinary general offer will be kept open for at least ten US business days following the date of such increase or decrease.

12.2 In the event that the ordinary offer period is extended, a notice (a press release or public announcement) of such extension including the approximate number of ordinary shares in respect of which the ordinary general offer has been accepted to date, will be issued by 9:00 AM (ET), on the next US business day after the original final closing date.

12.3 Any "covered person" is generally prohibited from directly or indirectly purchasing or arranging to purchase ordinary shares except as part of the ordinary general offer from the time such ordinary general offer is announced until the initial closing date and, if applicable, the final closing date.

"Covered persons" include Newco and its affiliates, the dealer-manager and its affiliates, their advisers (if their compensation is dependent on the completion of the ordinary general offer) and any person acting in concert (such as a broker) with any of these persons in connection with any purchase or arrangement to purchase any ordinary offer shares.

13. ORDINARY GENERAL OFFER NOT MADE WHERE ILLEGAL

13.1 The legality of the ordinary general offer to ordinary offerees resident in jurisdictions outside of South Africa may be affected by laws of the relevant jurisdiction. Such ordinary offerees should inform themselves about any applicable legal requirements, which they are obligated to observe. It is the responsibility of any such ordinary offerees wishing to accept the ordinary general offer to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection therewith.

13.2 In particular, the ordinary general offer is not being made, directly or indirectly, in or into any jurisdiction where it is illegal for the ordinary general offer to be made or accepted ("the affected jurisdictions") or by the use of mail, or by means or instrumentality of inter-state or foreign commerce of, or any facility of a national securities exchange of any of the affected jurisdictions. In such circumstances, this document is sent for information only.

13.3 Ordinary offerees wishing to accept the ordinary general offer should not use the mail of any of the affected jurisdictions or any such means, instrumentality or facility for any purpose, directly or indirectly, relating to the ordinary general offer. Envelopes containing forms of acceptance, surrender and transfer *(white)* or other documents relating to the ordinary general offer should not be postmarked in any of the affected jurisdictions or otherwise dispatched from any of the affected jurisdictions and all acceptors must provide addresses outside the affected jurisdictions for receipt of the ordinary offer consideration to which they are entitled under the ordinary general offer.

13.4 Without limitation to the generality of paragraphs 13.1 to 13.3 above, the ordinary general offer is not being made, directly or indirectly, in or into or by the use of mails of, or by any means or instrumentality (including, without limitation, telephonically or electronically) of inter-state or foreign commerce of, or any facility of a national securities exchange of, any affected jurisdiction and the ordinary general offer cannot be accepted by any such use, means, instrumentality or facility or from within any affected jurisdiction. Accordingly, copies of this document, the form of acceptance, surrender and transfer *(white)* and any related documents are not being and must not be mailed or otherwise distributed or sent in or into any affected jurisdiction, including to shareholders with registered addresses in any affected jurisdiction or to persons whom Newco and/or Edcon know to be custodians, nominees or trustees holding ordinary shares for persons in any affected jurisdiction.

13.5 Persons receiving such documents (including, without limitation, custodians, nominees and trustees) shall not distribute or send them in, into or from any affected jurisdiction or use such mails or such other means, instrumentality or facility in connection with the ordinary general offer, and in so doing will render invalid any related purported acceptance of the ordinary general offer. Ordinary offerees wishing to accept the ordinary general offer shall not use such mails or any such means, instrumentality or facility for any purpose, directly or indirectly, relating to acceptance of the ordinary general offer. Envelopes containing forms of acceptance, surrender and transfer *(white)* should not be postmarked in any affected jurisdiction or otherwise dispatched from any affected jurisdiction and all accepting ordinary offerees must provide addresses in South Africa for the return of forms of acceptance, surrender and transfer *(white)*, ordinary share certificate(s) and/or other documents of title.

13.6 An ordinary offeree will be deemed not to have accepted the ordinary general offer if:

13.6.1 he is unable to make the representation and warranty set out in paragraph 13.9 below;

13.6.2 he completes the address box in the form of acceptance, surrender and transfer *(white)*, with an address in any affected jurisdiction or has a registered address in any affected jurisdiction and in either case he does not insert in either the additional information required for emigrants from the common monetary area or the additional information

required from all other non-residents of the common monetary area, the name and address of a person or agent in South Africa to whom he wishes the ordinary offer consideration to which he is entitled under the ordinary general offer to be sent, subject to the provisions of this paragraph and applicable laws; or

13.6.3 the form of acceptance, surrender and transfer *(white)* received from him is in an envelope postmarked in, or which otherwise appears to Newco or its agents to have been sent from, any affected jurisdiction. Newco reserves the right, in its absolute discretion, to investigate, in relation to any acceptance, whether the representation and warranty referred to in paragraph 13.9 below given by any ordinary offeree is correct and, if such investigation is undertaken and as a result Newco determines (for any reason) that such representation and warranty is not correct, such acceptance shall not be valid.

13.7 If, in making the ordinary general offer, notwithstanding the restrictions described above, any person (including, without limitation, custodians, nominees and trustees), whether pursuant to a contractual or legal obligation or otherwise, forwards this document, the forms of acceptance, surrender and transfer *(white)* or any related offering documents in, into or from any affected jurisdiction or uses the mails of, or any means of instrumentality (including, without limitation, telephonically or electronically) inter-state or foreign commerce, or any facility of a national securities exchange of, any affected jurisdiction in connection with such forwarding, such persons should:

13.7.1 inform the recipient of such fact;

13.7.2 explain to the recipient that such action may invalidate any purported acceptance by the recipient; and

13.7.3 draw the attention of the recipient to this paragraph 13.7.

13.8 The provisions of this paragraph 13.8 and any other terms of the ordinary general offer relating to non-resident shareholders may be waived, varied or modified as regards specific ordinary offerees or on a general basis by Newco in its absolute discretion but only if Newco is satisfied that such waiver, variance or modification will not constitute or give rise to breach of applicable securities or other law.

13.9 Ordinary offerees who accept the ordinary general offer if they are a dematerialised ordinary offeree or, if they are a certificated ordinary offeree, and complete the form of acceptance, surrender and transfer *(white)*, are deemed to represent and warrant to Newco that they: (i) are legally entitled to accept the ordinary general offer in and from jurisdictions in which they are resident and (ii) have not received or sent copies or originals of this document, the form of acceptance, surrender and transfer *(white)* or any related documents in, into or from any affected jurisdiction and have not otherwise utilised in connection with the ordinary general offer, the mails, or any means or instrumentality (including, without limitation, telephonically or electronically) of inter-state or foreign commerce of, or of any facility of a national securities exchange of, any affected jurisdiction, the form of acceptance, surrender and transfer *(white)* has not been mailed or otherwise sent in, into or from any affected jurisdiction and such ordinary offeree is accepting the ordinary general offer from outside any affected jurisdiction.

13.10 The provisions of this paragraph 13 supersede any terms of the ordinary general offer inconsistent herewith.

13.11 If you are a non-resident ordinary offeree and you are in doubt about your position, you should consult your independent professional adviser in the relevant jurisdiction.

14. EXCHANGE CONTROL REGULATIONS

A summary of the Exchange Control Regulations that will also be applicable to the ordinary general offer is set out in paragraph 10 of the ordinary scheme which commences on page 24 of this document. Ordinary offerees who are in any doubt as to the action they should take should consult their professional advisers as soon as possible.

15. TAX CONSIDERATIONS

A summary of the tax considerations that will also be applicable to the ordinary general offer is set out in paragraph 11 of the ordinary scheme which commences on page 24 of this document. Ordinary offerees should seek advice from appropriate professional advisers if they are in any doubt whatsoever about their tax position and in particular to confirm how the summary applies in their specific personal circumstances.

16. SUMMARY OF FINANCIAL EFFECTS

The summary of the financial effects of the ordinary scheme, as set out in paragraph 2 of the valuation statement which commences on page 38 of this document applies *mutatis mutandis* to ordinary offerees accepting the ordinary general offer.

17. MANDATES

Each mandate or instruction from ordinary offerees in force on the opening date will be deemed to be a mandate to Newco in relation to the ordinary offer consideration to be received by that ordinary offeree.

18. APPLICABLE PROVISIONS

The provisions of paragraphs:

18.1 1, 2.1, and 4 of the explanatory statement;

18.2 2 to 4 and 6 of the valuation statement;

18.3 1 to 4 of the statement of directors' interests; and

18.4 2 to 17 of the additional information section,

apply *mutatis mutandis* to the ordinary general offer.

INDEPENDENT REPORTING ACCOUNTANTS' REPORT ON THE PROFIT FORECAST

"The Board of Directors of
Edgars Consolidated Stores Limited
Edgardale
1 Press Avenue
Crown Mines
Johannesburg
2092

2 March 2007

Dear Sirs

INDEPENDENT REPORTING ACCOUNTANTS' REPORT ON THE PROFIT FORECAST

We have examined the forecast of the board of Edgars Consolidated Stores Limited ("Edcon"), in the unaudited interim results for the six months to 30 September 2006 and the December 2006 trading update, that the achievements of the first six months will continue for the remainder of the current financial year to March 2007, in accordance with the International Standard on Assurance Engagements applicable to the examination of prospective financial information. Management is responsible for the forecast referred to in paragraph 14 of the additional information section in the circulars to the ordinary and preference shareholders of Edcon, including the assumptions on which it is based.

Based on our examination of the evidence supporting the assumptions, nothing has come to our attention which causes us to believe that these assumptions do not provide a reasonable basis for the forecast. Further, in our opinion, the forecast is properly prepared on the basis of the assumptions and is presented in accordance with International Financial Reporting Standards.

The forecast was based on the assumption that Edcon had not initiated the process ("the process") that ultimately led to it receiving an offer ("the offer") from Bain Capital Investors, LLC ("Bain"), acting through Elephant Acquisition (BC) (Proprietary) Limited, to acquire the entire issued ordinary share capital of Edcon (excluding any treasury shares and the "A" ordinary shares) and the entire issued preference share capital of Edcon. Specifically, it was based on the following two assumptions: (a) that a further tranche of debtors would be sold in the next six months of the financial year, which did not occur as a consequence of the offer; and (b) that the costs associated with the process would not have been incurred.

Actual results are likely to be different from the forecast since anticipated events frequently do not occur as expected and the variation may be material.

Because the above procedures do not constitute either an audit or a review in accordance with International Standards on Auditing or International Standards on Review Engagements, we do not express any assurance on the profit forecast referred to in paragraph 14 of the additional information section in the circulars to the ordinary and preference shareholders of Edcon.

Had we performed additional procedures or had we performed an audit or review of the financial statements in accordance with International Standards on Auditing or International Standards on Review Engagements, other matters might have come to our attention that would have been reported to you.

Our report is solely for the purpose set forth in the first paragraph of this report and for your information and is not to be used for any other purpose or to be distributed to any other parties. This report relates only to the forecast referred to in paragraph 14 of the additional information section in the circulars to the ordinary and preference shareholders of Edcon and does not extend to any financial statements of Edcon, taken as a whole.

Ernst & Young Registered Auditors Inc.
Registered Auditor

Johannesburg"

SECTION 440K OF THE COMPANIES ACT

"440K. COMPULSORY ACQUISITION OF SECURITIES OF MINORITY IN AFFECTED TRANSACTION

1(a) If an offer for the acquisition of securities under an affected transaction involving the transfer of securities or any class of securities of a company to an offeror, has within four months after the date of the making of such offer been accepted by the holders of not less than nine-tenths of the securities or any class of securities whose transfer is involved (other than securities already held at the date of the issue of the offer by, or by a nominee for, the offeror or its subsidiary), the offeror may at any time within two months after the date of such acceptance give notice in the prescribed manner to any holder of such securities who has not accepted the said offer, that he or it desires to acquire his or its securities, and where such notice is given, the offeror shall be entitled and bound to acquire those securities on the terms on which under the affected transaction the securities of the holders who have accepted the offer, were or are to be transferred to the offeror, unless on an application made by such holder within six weeks from the date on which the notice was given, the Court:

(i) orders that the offeror shall not be so entitled and bound; or

(ii) imposes conditions of acquisition different from those of the offer.

(b) If the said offer has not been accepted to the extent necessary for entitling the offeror to give notice under *sub-section (1)(a), the Court may*, on application by the offeror, issue an order authorising him to give notice under that sub-section if the Court is satisfied that:

(i) the offeror has after reasonable enquiry been unable to trace one or more of the persons holding securities to which the offer relates;

(ii) the securities whose transfer is involved, by virtue of acceptances of the offer, together with the securities held by the person or persons referred to in sub-paragraph (i), amount to not less than the minimum specified in sub-section (1)(a); and

(iii) the consideration offered is fair and reasonable,

but the Court shall not issue an order under this paragraph unless it considers that it is just and equitable to do so having regard, in particular, to the number of holders of securities who have been traced but who have not accepted the offer.

2. Where a notice has been given by the offeror under *sub-section (1) and the* Court, on an application made by a holder of the securities who has not accepted the offer, has not ordered as contemplated in sub-section (1)(a), the offeror shall, on the expiration of six weeks from the date on which the notice was given, or, if an application to the Court by such holder is then pending, after the application has been disposed of, transmit a copy of the notice to the offeree company, together with an instrument of transfer executed on behalf of such holder by any person appointed by the offeror, and pay or transfer to the offeree company the amount or other consideration representing the price payable by the offeror for the securities which by virtue of this section he or it is entitled to acquire, and, subject to the payment of the stamp duties ordinarily payable, the offeree company shall thereupon register the offeror as the holder of those securities: Provided that an instrument of transfer shall not be required for any security for which a share warrant is for the time being outstanding.

3. Where, in pursuance of an affected transaction referred to in sub-section (1), securities of an offeree company were or are to be transferred to a person and *those securities, together* with any other securities of the said offeree company held by, or by a nominee for, the offeror or its subsidiary at the date of the acceptance of the offer in question, comprise or include nine-tenths of the securities in the offeree company or of any class of those securities, then:

(a) the offeror shall within a month from the date of such acceptance (unless he or it has already complied with this requirement under sub-section (1)) give notice of that fact in the prescribed manner to the holders of the remaining securities or of the remaining securities of that class, as the case may be, who have not accepted the offer under the affected transaction in question; and

(b) any such holder may within 3 (three) months from the giving of the notice to him require the offeror to acquire the securities in question,

and where a holder gives notice under paragraph (b) in relation to any securities, the offeror shall be entitled and bound to acquire those securities on the conditions on which under the affected transaction the securities of the holders who have accepted the offer were or are to be transferred to him or it, or on such other conditions as may be agreed upon or as the Court on the application of either the offeror or the holder may think fit to order.

4. Any sum, and any dividend or other sum accruing from any other consideration, received by the offeree company under this section shall be paid into a separate bank account with a banking institution registered under the Banks Act, 1965 (Act 23 of 1965), and any such sums, dividend or any other consideration so received shall be held in trust by the offeree company for the person entitled to the securities in respect of which the said sums, dividend or other consideration was received.

5. In this section any reference to a 'holder of securities who has not accepted the offer' includes any holder who has failed or refused to transfer his securities to the offeror in accordance with the affected transaction."

ORDER OF COURT

PH 344

IN THE HIGH COURT OF SOUTH AFRICA
(WITWATERSRAND LOCAL DIVISION

Case number: 4995/07

JOHANNESBURG, TUESDAY, 13 MARCH 2007
Before the Honourable Judge van Oosten

In the *ex parte* application of:

EDGARS CONSOLIDATED STORES LIMITED — **Applicant**
(Incorporated in the Republic of South Africa)
(Registration number 1946/022751/06)

ORDER

Upon the motion of Counsel for the Applicant and upon reading the notice of motion and other documents filed of record:

IT IS ORDERED THAT:

1. A meeting (**"the ordinary scheme meeting"**) in terms of section 311(1) of the Companies Act, 1973 ("**the Companies Act**") of the ordinary shareholders of the Applicant, other than United Retail Limited and the Edcon Staff Empowerment Trust, registered as such at 17:00 on Thursday, 12 April 2007, or if the ordinary scheme meeting is adjourned, at 17:00 on the business day (ie any day other than a Saturday, Sunday or official public holiday in South Africa) that is 2 (two) business days before the date of such adjourned meeting ("**the ordinary scheme members**"), be convened under the chairmanship of the chairperson referred to in paragraph 2 of this Order of Court ("**Order**"), to be held at 09:00 on Monday, 16 April 2007 (or any adjourned date as determined by the chairperson) ("**adjourned meeting**"), at Edgardale, 1 Press Avenue, Crown Mines, Johannesburg, 2092 for the purpose of considering and, if deemed fit, approving with or without modification, the ordinary scheme proposed by Elephant Acquisition (BC) (Proprietary) Limited between the Applicant and the ordinary shareholders of the Applicant, other than United Retail Limited and the Edcon Staff Empowerment Trust, registered as such on the record date for the ordinary scheme ("**ordinary scheme participants**"), substantially in the form of the ordinary scheme attached to the application in respect of which this Order is given ("**the ordinary scheme**") provided that the ordinary scheme meeting shall not be entitled to agree to any modification of the ordinary scheme which will have the effect of diminishing the rights to accrue in terms thereof to ordinary scheme *participants;*

2. Mervyn Taback or, failing him, Lourens van Staden or, failing both of them, any other independent person nominated for that purpose by Werksmans Incorporated and approved by this Court, be and is hereby appointed as chairperson of the ordinary scheme meeting ("**chairperson**");

3. The chairperson is authorised to:

3.1 procure the publication of the notice of ordinary scheme meeting;

3.2 procure dispatch of the relevant document in connection with the ordinary scheme;

3.3 convene the ordinary scheme meeting;

3.4 adjourn the ordinary scheme meeting from time to time if the chairperson considers it necessary or desirable to do so;

3.5 appoint one or more scrutineers for the purpose of the ordinary scheme meeting or any adjournment thereof;

3.6 determine:

3.6.1 the validity and acceptability of forms of proxy submitted for use at the ordinary scheme meeting and/or any adjournment thereof; and

3.6.2 the procedure to be followed at the ordinary scheme meeting and/or any adjournment thereof;

3.7 accept the forms of proxy handed to the chairperson by not later than 10 (ten) minutes before the ordinary scheme meeting is due to commence or recommence after any adjournment;

4. The Applicant shall cause a notice convening the ordinary scheme meeting (substantially in the form attached to the papers before the Court) to be published once in each of the Government Gazette, Business Day, Sunday Times, Die Beeld and Rapport in South Africa, at least 14 (fourteen) calendar days before the date of the ordinary scheme meeting. The said notice shall state:

4.1 the time, date and venue of the ordinary scheme meeting;

4.2 that the ordinary scheme meeting has been convened in terms of this Order to consider and, if deemed fit, approve, with or without modification, the ordinary scheme;

4.3 that a copy of this Order, the ordinary scheme and the statement in terms of section 312(1) of the Companies Act may be inspected free of charge during normal business hours at any time prior to the ordinary scheme meeting at the registered office of the Applicant at Edgardale, 1 Press Avenue, Crown Mines, Johannesburg, 2092;

4.4 that a copy of this Order, the ordinary scheme and the statement in terms of section 312(1) of the Companies Act may be obtained free of charge on request during normal business hours at any time prior to the ordinary scheme meeting at the address given in paragraph 4.3 above; and

4.5 the basic characteristics of the ordinary scheme;

5. Copies of:

5.1 the ordinary scheme and the statement in terms of section 312(1) of the Companies Act, substantially in the form of the ordinary scheme and the statement attached to the papers before the Court;

5.2 the notice convening the ordinary scheme meeting, substantially, in the form of the notice attached to the papers before the Court, stating the time, date and place of the ordinary scheme meeting;

5.3 the form of proxy to be used at the ordinary scheme meeting, substantially in the form of the form of proxy attached to the papers before the Court; and

5.4 this Order,

shall be sent by the Applicant by pre-paid registered post at least 14 (fourteen) calendar days before the date of the ordinary scheme meeting to:

5.4.1 each ordinary shareholder of the Applicant whose name appears:

5.4.1.1 on the Applicant's register and whose name and address is identified by the transfer secretaries of the Applicant (the "**Transfer Secretaries**"); and

5.4.1.2 on each of the Applicant's sub-registers (as administered by a Central Securities Depository Participant ("**CSDP**")), and whose name and address on such sub-register is identified to the Transfer Secretaries by STRATE Limited ("**STRATE**") after enquiry by the Transfer Secretaries via STRATE (in terms of the statutory rules and regulations governing dematerialised shares),

to that ordinary shareholder's address appearing in the register and relevant sub-register (as the case may be); and

5.4.2 each person whose name and address is identified to the Transfer Secretaries by STRATE (after enquiry by STRATE (in terms of the statutory rules and regulations governing dematerialised shares) of the relevant CSDPs and broking members (equities) of the JSE whose nominee companies hold dematerialised shares on behalf of a beneficial owner) as being a person who is beneficially entitled to ordinary shares in the Applicant and to whom such relevant CSDPs and JSE broking members are obliged by statute, regulation, agreement or otherwise to procure such posting, to that person's address so identified to the Transfer Secretaries by STRATE;

6. The identification of each such ordinary shareholder and person beneficially entitled to the Applicant's ordinary shares and their respective addresses referred to in paragraph 5.4 shall take place as at 17:00 on the day not more than 5 (five) business days before the date of posting;

7. A copy of the documents referred to in paragraph 5 above shall lie for inspection at the registered office of the Applicant at Edgardale, 1 Press Avenue, Crown Mines, Johannesburg, 2092 during normal business hours for at least 14 (fourteen) calendar days prior to the date of the ordinary scheme meeting;

8. The chairperson shall report the results of the ordinary scheme meeting to the Court on Tuesday, 24 April 2007 at 10:00 or so soon thereafter as Counsel may be heard;

9. The report required by the Court from the chairperson shall give details of:

9.1 the number of the ordinary scheme members present in person (including those represented) at the ordinary scheme meeting and any adjournment thereof and the number of ordinary shares held by them;

9.2 the number of the ordinary scheme members represented by proxy at the ordinary scheme meeting and any adjournment thereof and the number of ordinary shares held by them, together with information as to the number represented by the chairperson in terms of proxies;

9.3 the number of ordinary scheme shares held by all ordinary scheme members;

9.4 any proxies which have been disallowed;

9.5 all resolutions passed at the meeting and any adjournment thereof with particulars of the number of votes cast in favour of and against each such resolution and of any abstentions, indicating how many votes were cast by the chairperson in terms of proxies;

9.6 all rulings made and directions given by the chairperson at the ordinary scheme meeting and any adjournment thereof;

9.7 the relevant portions of documents and reports submitted or tabled at the ordinary scheme meeting and any adjournment thereof which bear on the merits or demerits of the ordinary scheme, including copies thereof; and

9.8 the main points of any other proposals which were submitted to the ordinary scheme meeting and any adjournment thereof;

10. The Applicant shall arrange to make available at the place mentioned in paragraph 4.3 (and the notice of the ordinary scheme meeting and any adjournment thereof which is published and/or sent to the ordinary shareholders of the Applicant shall include a statement that it will be so available) a copy of the chairperson's report to the Court, free of charge, to any ordinary scheme members on request during normal business hours, for at least 7 (seven) calendar days before the date, or any extension of such date, fixed by the Court for the chairperson to report back to it, which is expected to be Tuesday, 24 April 2007;

11. Each ordinary scheme member who holds certificated ordinary shares in the Applicant or dematerialised ordinary shares in the Applicant through a CSDP or broker with "own-name" registration and who wishes to vote by proxy at the ordinary scheme meeting, should complete and sign the form of proxy (referred to in 5.3 above) in accordance with the instructions contained therein and post such form of proxy to, or lodge it with, the Transfer Secretaries, Link Market Services South Africa (Proprietary) Limited, 11 Diagonal Street, Johannesburg, 2001 (PO Box 4844, Johannesburg, 2000), so as to be received by not later than 09:00 on Friday, 13 April 2007. Alternatively, the form of proxy may be handed to the chairperson of the ordinary scheme meeting by not later than 10 (ten) minutes before the time for which the ordinary scheme meeting or any adjournment thereof has been convened; and

12. Each ordinary scheme member who holds dematerialised shares in the Applicant through a CSDP or broker and who does not have "own-name" registration who wishes to attend and vote at the ordinary scheme meeting in person or by proxy should: (a) timeously inform his CSDP or broker of his intention to attend and vote in person at the ordinary scheme meeting or be represented by proxy thereat in order for the CSDP or broker to issue him with the necessary authorisation to do so; or (b) timeously provide his CSDP or broker with his voting instruction in terms of their custody agreement should he not wish to attend the ordinary scheme meeting in person, in order for the CSDP or broker to vote in accordance with his instructions at the ordinary scheme meeting.

BY ORDER OF THE COURT

REGISTRAR

WERKSMANS INCORPORATED
Applicant's Attorneys
155, 5th Street
Sandown
Sandton, 2196
OR
Suite 1714 – 17th Floor, Marble Towers
208 – 212 Jeppe Street
Johannesburg, 2001
Private Bag 10015
Sandton, 2146
TEL: (011) 535-8000
FAX: (011) 535-8600
REF: Mr K Trudgeon/Mr S Teichner

PRINTED BY INCE (PTY) LIMITED

REF. W2CF02459

Edcon

Edgars Consolidated Stores Limited

(Incorporated in the Republic of South Africa)
(Registration number 1946/022751/06)
JSE share code: ECO ISIN: ZAE000068649 NSX share code: ECN
("**Edcon**" or "**the Company**")

FORM OF PROXY

For use by Edcon certificated ordinary shareholders and own-name dematerialised ordinary shareholders only

For use by ordinary shareholders of Edcon, registered as such at the close of business on Thursday, 12 April 2007 ("**the ordinary scheme members**") at an ordinary scheme meeting convened in terms of an Order of the High Court of South Africa (Witwatersrand Local Division) to be held at 09:00 on Monday, 16 April 2007,at Edgardale, 1 Press Avenue, Crown Mines, Johannesburg, 2092 ("**the ordinary scheme meeting**").

Each ordinary scheme member is entitled to appoint one or more proxy(ies) (who need not be a shareholder/s of Edcon) to attend, speak and vote in his/her stead at the ordinary scheme meeting.

If you have dematerialised all of your ordinary shares with a Central Securities Depository Participant ("**CSDP**") or broker and you do not own ordinary shares in "own name" dematerialised form, you must arrange with your CSDP or broker to provide you with the necessary authorisation to attend the ordinary scheme meeting or you must instruct them as to how you wish to vote in this regard. This must be done in terms of the agreement entered into between you and the CSDP or broker.

I/We (please print names in full) ______

of (address) ______

being the registered holders of [______] Edcon ordinary shares, do hereby appoint:

1. ______ or failing him/her,

2. ______ or failing him/her,

3. the chairperson of the ordinary scheme meeting,

as my/our proxy to attend and speak on my/our behalf at the ordinary scheme meeting and at any adjournment thereof for the purposes of considering and, if deemed fit, agreeing

with modification †	delete whichever is not applicable,
without modification	

to the ordinary scheme of arrangement in terms of section 311 of the Companies Act, 1973 (Act 61 of 1973), as amended, proposed by Elephant Acquisition (BC) (Proprietary) Limited between Edcon and the ordinary shareholders of Edcon, other than United Retail Limited and the Edcon Staff Empowerment Trust, ("**the ordinary scheme**"), at the ordinary scheme meeting, and at each adjournment thereof and to vote for and/or against the ordinary scheme and/or abstain from voting in respect of the Edcon ordinary shares registered in my/our name in accordance with the following instructions (see note 3):

Insert an "X" or the number of Edcon ordinary shares		
For the ordinary scheme	**Against the ordinary scheme**	**Abstain**

Signed at ______ on ______ 2007

Signature/s of shareholder/s ______ Telephone number ( ) ______

Full names of shareholder/s and authority of signatory (if applicable) ______

NOTE: Authority of signatory must be attached where applicable (see note 14).

Assisted by (where applicable) ______

(including signature, capacity and full names)

† If an ordinary scheme member/s agrees that the ordinary scheme may be modified, he/she may indicate the manner and extent of any such modification to which the proxy may agree on a separate sheet of paper which must be lodged at or posted to the address stipulated in note 4 overleaf, together with this form of proxy. In addition, please refer to the conditions stipulated in note 6 overleaf.

Please read the notes on the reverse side hereof.

Notes:

1. Every person present and entitled to vote at the ordinary scheme meeting as an ordinary scheme member or as a proxy or as a representative of a body corporate shall, on a show of hands, have one vote only, irrespective of the number of ordinary shares such person holds or represents, but in the event of a poll, an ordinary scheme member shall be entitled to that proportion of the total votes in the Company which the aggregate amount of the nominal value of the ordinary shares held by him/her bears to the aggregate amount of the nominal value of all the ordinary shares of Edcon.
2. n ordinary scheme member may insert the name(s) of one or more proxies (who need not be a shareholder(s) of the Company) in the space provided, with or without deleting the words "the chairperson of the ordinary scheme meeting". The person whose name appears first on this form of proxy and has not been deleted and who is present at the ordinary scheme meeting will be entitled to act in priority to those whose names follow. In the event that no names are indicated, the proxy shall be exercised by the chairperson of the ordinary scheme meeting.
3. An ordinary scheme member's instructions to the proxy must be indicated by the insertion of an "X" or the relevant number of ordinary shares in the appropriate box provided. Failure to comply with the above will be deemed to authorise the proxy to vote as he/she thinks fit. However, where the proxy is the chairperson, such failure shall be deemed to authorise the chairperson to vote in favour of the ordinary scheme. An ordinary scheme member or his/her proxy is not obliged to use all the votes exercisable by the ordinary scheme member or his/her proxy, but the total of the votes cast and in respect whereof abstention is recorded may not exceed the total of the votes exercisable by the ordinary scheme member or by his/her proxy.
4. This form of proxy must be signed and completed in accordance with the instructions herein and returned to Edcon's transfer secretaries, Link Market Services South Africa (Proprietary) Limited, 11 Diagonal Street, Johannesburg, 2001 (PO Box 4844, Johannesburg, 2000) so as to be received by not later than 09:00 on Friday, 13 April 2007 or handed to the chairperson of the ordinary scheme meeting by not later than ten minutes before the time for which the ordinary scheme meeting or any adjournment thereof has been convened.
5. If an ordinary scheme member agrees that the ordinary scheme may be modified, the ordinary scheme member may indicate the manner and extent of such modification to which the proxy may agree on a separate sheet of paper, which must be attached to the form of proxy which is submitted.
6. It should be noted that, notwithstanding that an ordinary scheme member indicates that the ordinary scheme may not be modified, the chairperson (if the chairperson of the ordinary scheme meeting is an authorised proxy) or any other proxy will nevertheless be entitled to agree to the modification of the ordinary scheme in terms of which the ordinary scheme consideration is increased.
7. If an ordinary scheme member fails to indicate whether the ordinary scheme may be agreed to with or without modification, or fails to indicate the manner and the extent of any modification to which the proxy may agree, such failure will be deemed to authorise the chairperson of the ordinary scheme meeting or any other proxy, to agree to the ordinary scheme with or without modification as he/she deems fit in respect of all the ordinary scheme member's votes exercisable at the ordinary scheme meeting.
8. The chairperson of the ordinary scheme meeting may accept or reject any form of proxy which is not completed and/or received in accordance with these notes, or with the articles of association of Edcon, provided that the chairperson of the ordinary scheme meeting is satisfied as to the manner in which the ordinary scheme member wishes to vote.
9. The completion and lodging of this form of proxy shall in no way preclude the ordinary scheme member from attending, speaking and voting in person at the ordinary scheme meeting to the exclusion of any proxy appointed in terms hereof.
10. A deletion of any printed matter and the completion of any blank spaces need not be signed or initialled. Any alteration or correction made to this form of proxy must be initialled by the signatories.
11. This form of proxy shall not be valid after the expiry of two months after the date when it was deposited at Edcon's transfer secretaries.
12. This form of proxy shall be valid at any resumption of an adjourned ordinary scheme meeting to which it relates although this form of proxy shall not be used at the resumption of an adjourned ordinary scheme meeting if it could not have been used at the ordinary scheme meeting from which it was adjourned for any reason other than it was not lodged timeously for the meeting from which the adjournment took place. This form of proxy shall in addition to the authority conferred by the Companies Act, 1973 (Act 61 of 1973), except insofar as it provides otherwise, be deemed to confer the power generally to act at the ordinary scheme meeting in question, subject to any specific direction contained in this form of proxy as to the manner of voting.
13. A vote cast or act done in accordance with the terms of this form of proxy shall be deemed to be valid, notwithstanding:

    13.1 the previous death, insanity, or any other legal disability of the ordinary scheme member appointing the proxy; or

    13.2 the revocation of the proxy; or

    13.3 the transfer of an ordinary share in respect of which the proxy was given,

    unless notice as to any of the abovementioned matters shall have been received by the Company at its registered office or by the chairperson of the ordinary scheme meeting at the place of the ordinary scheme meeting if not held at the registered office, before the commencement or resumption (if adjourned) of the ordinary scheme meeting at which the vote was cast or the act was done or before the poll at which the vote was cast.
14. Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity must be attached to this form of proxy unless previously recorded by Edcon's transfer secretaries or waived by the chairperson of the ordinary scheme meeting.
15. Where this form of proxy is signed under power of attorney, such power of attorney must accompany this form of proxy, unless it has previously been registered with Edcon or Edcon's transfer secretaries or waived by the chairperson of the ordinary scheme.
16. Where Edcon ordinary shares are held jointly, any holder may sign a form of proxy, provided that if more than one of them purports to vote or to sign a proxy, the vote or signature of the senior holder (for which purpose seniority will be determined by the order in which the names of the joint holders stand in Edcon's register of members) will be accepted to the exclusion of that of the other holder/s.
17. A minor must be assisted by his/her parents or guardian unless the relevant documents establishing his/her legal capacity are produced or have been registered by Edcon's transfer secretaries.

Edcon

Edgars Consolidated Stores Limited

(Incorporated in the Republic of South Africa)
(Registration number 1946/022751/06)
JSE share code: ECO ISIN: ZAE000068649 NSX share code: ECN
(**"Edcon"** or **"the Company"**)

FORM OF ACCEPTANCE, SURRENDER AND TRANSFER

Important notes:

For use by Edcon certificated ordinary shareholders only

This form is attached for the convenience of certificated ordinary shareholders of Edcon who wish to surrender their document(s) of title prior to the consideration record date, which is expected to be on Friday, 4 May 2007. The document(s) of title so surrendered will be held on behalf of the registered shareholder by Edcon's transfer secretaries pending the scheme of arrangement in terms of section 311 of the Companies Act, 1973 (Act 61 of 1973) (**"the ordinary scheme"**), to be proposed by Elephant Acquisition (BC) (Proprietary) Limited (**"Newco"**) between Edcon and the ordinary shareholders of Edcon, other than United Retail Limited and the Edcon Staff Empowerment Trust, becoming operative or, in the event that the ordinary scheme is not implemented, the general offer (**"ordinary general offer"**) to be made by Newco to the ordinary shareholders of Edcon, other than United Retail Limited and the Edcon Staff Empowerment Trust.

If you as an ordinary shareholder of Edcon have already dematerialised your ordinary shares you must **not** use this form. If you have not been contacted by your Central Securities Depository Participant (**"CSDP"**) or broker within a reasonable period of time, it is advisable that you make contact with your CSDP or broker, so as to notify it of your intentions regarding the ordinary scheme, or, in the event that the ordinary scheme is not implemented, acceptance of the ordinary general offer.

Full details of the ordinary scheme and the ordinary general offer are contained in a document sent to ordinary shareholders of Edcon dated Friday, 16th March 2007 (**"the document"**).

Instructions:

1. A separate form is required for each certificated ordinary shareholder.
2. Part 1A must be completed by all certificated ordinary shareholders who return this form.
3. Part 1B must be completed by those certificated ordinary shareholders (other than emigrants and non-residents of the common monetary area) who wish to receive the ordinary scheme consideration or, in the event that the ordinary general offer is made, the ordinary offer consideration, by means of electronic transfer of funds.
4. Part 1C must be completed by all certificated ordinary shareholders who are emigrants from, or non-residents of, the common monetary area.
5. Part 2 must be completed by all certificated ordinary shareholders who wish to accept the ordinary general offer in the event that the ordinary scheme does not become operative and an ordinary general offer is made. A certificated ordinary shareholder who fails to complete Part 2 or indicates non-acceptance of the ordinary general offer in Part 2 will have his or her document(s) of title returned in the event that the ordinary scheme does not become operative.
6. This form of acceptance, surrender and transfer must be completed and returned to Edcon's transfer secretaries by 12:00 on Friday, 4 May 2007, or, in the event that the ordinary general offer is made, by the final closing date.

To the transfer secretaries

By hand
Link Market Services South Africa (Proprietary) Limited
11 Diagonal Street
Johannesburg
2001

By post
Link Market Services South Africa (Proprietary) Limited
PO Box 4844
Johannesburg
2000

Dear Sirs

I/We hereby surrender and enclose the share certificates, certified transfer deeds and/or other document(s) of title, details of which have been completed in 5 below, in respect of my/our holding of ordinary shares in Edcon.

PART 1A – FORM OF SURRENDER

To be completed in BLOCK CAPITALS by certificated shareholders of Edcon ordinary shares.

1. Surname or Name of corporate body: ______
2. First names (in full): ______
3. Title (Mr/Mrs/Miss/etc): ______
4. Address to which the ordinary scheme consideration should be posted (if different from the registered address)*: ______

*Subject to the ordinary scheme becoming operative on Monday, 7 May 2007, the ordinary scheme consideration will be sent to the address stipulated above, by registered post, at the risk of the certificated shareholder concerned on or about Monday, 7 May 2007, if the document(s) of title have been surrendered prior to 12:00 on Friday, 4 May 2007, or will be so sent within 5 business days of receipt of such document(s) of title if surrendered after 12:00 on Friday, 4 May 2007. In the event that the ordinary general offer is made, if certificated ordinary offerees have surrendered their document(s) of title to Edcon's transfer secretaries on or prior to the final closing date, the ordinary offer consideration will, on the offer payment date, be posted to them, at their risk, at their addressees, recorded in the register, by registered post.

5. **Share certificates and/or other document(s) of title surrendered, and number of Edcon ordinary shares held**

Name of registered holder (separate form for each holder)	Certificate number/s (in numerical order)	Number of Edcon ordinary shares
	Total	

PART 1B – To be completed in BLOCK CAPITALS by certificated ordinary shareholders of Edcon (other than emigrants from, and non-residents of, the common monetary area) wishing to receive payment of the ordinary scheme consideration or ordinary offer consideration, as the case may be, by means of electronic transfer of funds. The option of electronic payment into a shareholder's bank account is only applicable if document(s) of title are received on or before 12:00 on Friday, 4 May 2007 or, in the event that the ordinary general offer is made, on or before the final closing date of the ordinary general offer, which date will be released on SENS and published in the press.

Note:

In order to comply with the requirements of the Financial Intelligence Centre Act, 2001 (Act 38 of 2001), Link Market Services South Africa (Proprietary) Limited will be unable to record any changes of address or payment mandates unless the following documentation is received from the relevant shareholder:

- a certified true copy of the original identification document (in respect of changes of address and payment mandate); and
- a certified true copy of an original bank statement (in respect of a bank mandate).

I/We being a holder/s of the certificated ordinary shares detailed in Part 1A hereby request that the ordinary scheme consideration or the ordinary offer consideration, as the case may be, in accordance with the terms of the ordinary scheme or the ordinary general offer, as the case may be, be electronically deposited into my/our bank account, the details of which are furnished below:

Name of account holder (no third party accounts):

Bank name: Branch name: Type of account:

Branch code: Account number:

Signature of shareholder:	Stamp and address of agent lodging this form (if any)
Assisted by me (if applicable):	
(State full name and capacity):	
Date: 2007	
Telephone number (Home) ( ):	
Telephone number (Work) ( ):	
Telephone number (Cell):	

PART 1C – To be completed in BLOCK CAPITALS by certificated shareholders of Edcon ordinary shares *who are emigrants* from, or other non-residents of, the common monetary area.

Certificated holders of Edcon ordinary shares who are emigrants from the common monetary area must complete this Part 1C. All other non-residents of the common monetary area must complete this Part 1C if they wish the ordinary scheme consideration or the ordinary offer consideration, as the case may be, to be paid to an authorised dealer in South Africa.

If Part 1C is not properly completed by emigrants, the ordinary scheme consideration or the ordinary offer consideration, as the case may be, will be held in escrow by Edcon's transfer secretaries pending receipt of the necessary nomination or instruction. No interest will be paid on the amount so held in escrow.

The ordinary scheme consideration or the ordinary offer consideration, as the case may be, will be forwarded to the authorised dealer in foreign exchange in South Africa controlling the emigrant's or non-resident's blocked assets in terms of the Exchange Control Regulations as nominated below for its control and credited to the emigrant's or non-resident's blocked accounts.

Name and address of authorised dealer in South Africa or substitute instructions:

Account number:

Signature of shareholder:

Date: 2007 Telephone number ( )

PART 2 – FORM OF ACCEPTANCE (FOR USE ONLY BY CERTIFICATED ORDINARY SHAREHOLDERS WHO WISH TO ACCEPT THE ORDINARY GENERAL OFFER)

Note: The ordinary general offer will only be made if the ordinary scheme fails, for any reason other than the failure to obtain any necessary regulatory approvals (excluding a failure of the Court to sanction the ordinary scheme).

An ordinary shareholder who fails to complete or indicates non-acceptance of the ordinary general offer in Part 2 will have his/her transfer document(s) of title returned in the event that the ordinary scheme does not become operative. A further form of acceptance, surrender and transfer will be sent to such ordinary shareholder, who will then be given a further opportunity to accept the ordinary general offer.

Ordinary general offer:

I/We wish to accept the ordinary general offer upon the terms and conditions as set out in the document, in respect of [ ] ordinary shares held by me/us and I/we surrender, in accordance with such terms and conditions, my/our said document(s) of title. (Failure to state a number of ordinary shares shall be deemed to indicate acceptance of the ordinary general offer in respect of all ordinary shares indicated by the document(s) of title surrendered by that shareholder or his/her representative.)

If the ordinary general offer is not accepted or is refused on this form it may be nevertheless be accepted by ordinary shareholders on a similar form which will be sent to ordinary shareholders immediately upon the ordinary general offer opening. Acceptance may be made at any time prior to the closing of the ordinary general offer.

I/We acknowledge that this acceptance of the ordinary general offer must be lodged prior to the final closing date of the ordinary general offer which will be announced at the relevant time.

Signature of ordinary shareholder:

Date 2007 Telephone number ( )

General notes:

1. If this form is not signed by the certificated ordinary shareholder, the certificated ordinary shareholder will be deemed to have irrevocably appointed the company secretary of Edcon to implement the certificated ordinary shareholder's obligations under the ordinary scheme or the ordinary general offer (as the case may be) on his or her behalf.
2. No receipts will be issued for document(s) of title lodged, unless specifically requested. In compliance with the requirements of the *JSE*, *lodging agents* will be requested to prepare special transaction receipts, if required.
3. Any alteration to this form must be signed in full and not initialled.
4. If this form is signed under a power of attorney, then such power of attorney, or a notarially certified copy hereof, must be sent with this form for noting (unless it has already been noted by Edcon or Edcon's transfer secretaries).
5. Where the certificated ordinary shareholder of Edcon shares is a company or a close corporation, unless it has already been registered with Edcon or Edcon's transfer secretaries, a certified copy of the directors' or shareholders' resolution authorising the signing of this form must be submitted if so requested by Edcon.
6. Where there are joint holders of any certificated ordinary shares, only that holder whose name stands first in the register of Edcon shareholders in respect of such shares need sign this form.
7. Signatories may be called upon for evidence of the authority or capacity to sign this form.
8. If this form is returned with the relevant document of title, it will be treated as a conditional surrender which is made subject to the ordinary scheme becoming operative. The transfer secretaries will hold document(s) of title so surrendered in anticipation of the scheme becoming operative in escrow until the ordinary scheme becomes operative or, in the event that the ordinary general offer is made, until the final closing date of the ordinary general offer. In the event that the ordinary scheme does not become operative for any reason whatsoever and the certificated ordinary shareholder does not accept the ordinary general offer, or the ordinary general offer does not become unconditional, Edcon's transfer secretaries will, within five business days after it becomes apparent that the ordinary scheme will not become operative, or the ordinary general offer does not become unconditional, as the case may be, return the document(s) of title to the certificated ordinary shareholders concerned, by registered post, at the risk of such ordinary shareholders.
9. The ordinary scheme consideration or the ordinary offer consideration, as the case may be, will not be provided to ordinary shareholders unless and until the document(s) of title in respect of the relevant Edcon ordinary shares have been surrendered to Edcon's transfer secretaries.
10. If document(s) of title relating to any ordinary scheme share to be surrendered are lost or destroyed, Edcon may, in its sole and absolute discretion, dispense with the surrender of document(s) of title requirements against provision of an acceptable indemnity, satisfactory to Edcon, the cost of which indemnity will be borne by the certificated ordinary scheme participant concerned, or may in its discretion waive such indemnity.
11. If document(s) of title have been lost or destroyed and the relevant certificated ordinary offeree produces evidence to this effect to Edcon's and Newco's satisfaction, Edcon and Newco may dispense with the surrender of document(s) of title requirements against provision of an acceptable indemnity the cost of which indemnity will be borne by the certificated ordinary offeree concerned or may in their discretion waive such indemnity.

END